As filed with the Securities and Exchange Commission on June 23, 2014

Registration No. 333-194982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MATERIALISE NV

(Exact name of Registrant as specified in its charter)

Kingdom of Belgium	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Technologielaan 15

3001 Leuven

Belgium

+32 (16) 39 66 11

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Materialise USA, LLC

44650 Helm Ct.

Plymouth, Michigan 48170

Attention: Chief Executive Officer

(734) 259-6445

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alejandro E. Camacho, Esq. Per B. Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	William F. Schwitter, Esq. Paul Hastings LLP 75 East 55th Street New York, New York 10022 (212) 318-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 23, 2014

8,000,000 American Depositary Shares

Representing 8,000,000 Ordinary Shares

Materialise NV

$         per American Depositary Share

•	Materialise NV, a Belgian limited liability company, is offering 8,000,000 American Depositary Shares, or ADSs. Each ADS will represent one ordinary share with no nominal value per share.

•	We anticipate that the initial public offering price will be between $12.00 and $14.00 per ADS.
•	This is our initial public offering and no public market currently exists for the ADSs or our ordinary shares.

•	Proposed trading symbol: NASDAQ Global Market—MTLS

This investment involves risk. See “Risk Factors” beginning on page 18.

	Per ADS	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Materialise NV	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have a 30-day option to purchase up to 1,200,000 additional ADSs from the selling shareholders identified in this prospectus to cover over-allotments, if any. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements for future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made against payment in New York, New York on or about                     , 2014.

Piper Jaffray	Credit Suisse

BB&T Capital Markets	Janney Montgomery Scott	Stephens Inc.

KBC Securities USA

The date of this prospectus is                     , 2014.

Connecting Applications to 3D Printing in Three Market Segments through a Trio of Core Competencies

Industrial Production
Medical
3D Printing Software
3D Printing
Engineering
Software Development

Picture credits: Patrick Jouin and Thomas Duval; Lisa Craft; Rimac; Pinovo; OBL; RSprint; Makerbot; Baoyan Automation; Envisiontec; Stratasys; EOS

Pictures reflect (i) industrial and consumer products for which we have provided additive manufacturing solutions and specialty industrial and consumer solutions, (ii) 3D printers that interface with our 3D printing software products and (iii) surgical planning services provided and medical devices printed through our clinical services and 3D models created with our medical software products.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales of these securities are legally permitted. The information contained in this prospectus or in any free writing prospectus we file is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Our business, financial condition, results of operation and prospects may have changed since that date. We will update this prospectus to the extent required by law.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement rather than establishing matters of fact. The information in the exhibits should not be read alone and instead should be read in conjunction with the information in this prospectus and other filings that we make with the SEC. Moreover, such representations, warranties or covenants were accurate only as of the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

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Our trademark portfolio contained 80 registered trademarks and 19 pending trademark applications as of March 31, 2014. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

All references in this prospectus to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate at that or any other date.

Certain figures included in this prospectus have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may similarly not sum due to rounding.

- ii -

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, for a more complete understanding of our business and this offering. Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Our Mission

Our mission is to make a significant and lasting contribution to a better and healthier world through innovative applications of additive manufacturing using our software and hardware infrastructure.

Our Company

We are a leading provider of additive manufacturing software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing, with a current installed base of more than 8,000 licenses. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology was directly responsible for the design and manufacture of over 146,000 customized, patient-specific medical devices during 2013. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we printed more than 500,000 medical devices, prototypes, production parts, and consumer products during 2013. As of March 31, 2014, our team consisted of 997 full time equivalent employees, or FTEs, and fully dedicated consultants, holding 410 masters degrees, of whom 48 had PhDs. Our portfolio of intellectual property features 62 patents and 101 pending patent applications as of March 31, 2014. For the year ended December 31, 2013, we generated €68.7 million of revenue, representing 16.3% growth over the prior year, EBITDA of €7.6 million and net profit of €3.4 million. For the three months ended March 31, 2014, we generated €18.7 million of revenue, representing 20.4% growth over the same period in the prior year, EBITDA of €1.4 million and net profit of €0.1 million. For a description of EBITDA and a reconciliation of our net profit to our EBITDA, see “—Summary Financial and Operating Data” below.

Our Core Competencies

Our established and proven business model integrates our three research-based core competencies: (i) software development, (ii) 3D printing, and (iii) engineering, which act as complementary incubators for our new products and function as integrated support centers for our existing products. For example, our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. The interaction and synergies among our software development, 3D printing and engineering teams have enabled us to develop industry-leading flagship products and position us well to continue to develop and support innovative applications of 3D printing that often integrate all three core competencies.

Our Market Segments

The product and service offerings developed by our three core competencies are offered through a market oriented organization that is active across three principal market segments: (i) 3D Printing Software, (ii) Medical, and (iii) Industrial Production. We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide constant end-user feedback to the product development and support teams within our core competencies. We believe that the benefits of our structure are best illustrated in “The Materialise Flywheel” that appears on the inside cover of this prospectus.

Our 3D Printing Software Segment

In our 3D Printing Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including computer-aided design, or CAD, packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as 3D Systems Corporation, Arcam AB, Concept Laser GmbH, envisionTEC GmbH, EOS GmbH, The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd. and voxeljet AG. In addition, we offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages, and we believe that in many cases those customers demand compatibility with our software from the systems OEMs. Our flagship software products for additive manufacturing are Magics, which enables customers to import, repair and optimize a wide variety of CAD formats and to export standard tessellation language, or STL, files ready for additive manufacturing, and Streamics, which is a central additive manufacturing logistics and control system that centralizes our customers’ project data and makes it easier to collaborate among team members and communicate with customers. For additional information about our 3D Printing Software products, see “Business—Our Market Segments—Our 3D Printing Software Segment.”

We generate revenue in our 3D Printing Software segment from software licenses, maintenance contracts and custom software development services. As of March 31, 2014, our 3D Printing Software segment had an installed base of more than 8,000 software licenses to customers across Asia, Europe and the Americas. Key illustrative customers include Phonak Staefa Switzerland, Ford Motor Company, Airbus, Boeing, EADS, Hyundai, Stratasys Ltd., Toyota, 3D Systems Corporation and Renishaw PLC. For the year ended December 31, 2013, our 3D Printing Software segment generated €13.4 million in revenue, representing 19.6% of our total revenue and 19.9% growth over the prior year. For the three months ended March 31, 2014, our 3D Printing Software segment generated €4.0 million in revenue, representing 21.6% of our total revenue and 29.8% growth over the same period in the prior year.

Our Medical Segment

In our Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine. We offer the following products and services to our customers worldwide:

•

Clinical Services.    Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide their doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants. Through collaboration agreements with leading medical device companies, including Biomet, Inc., or Biomet, DePuy Synthes Companies of Johnson & Johnson, or Synthes, Encore Medical, L.P. (d/b/a DJO Surgical), or DJO Surgical, and Zimmer

Holdings, Inc., or Zimmer, we print joint replacement and Cranio-Maxillo Facial, or CMF, guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Europe, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. In addition, for certain high value-added, specialty applications, such as customized hip revision and CMF implants in a patented porous matrix configuration, as well as our osteotomy guides, we provide a full solution ourselves, delivering CE-labeled implants and guides directly to the hospital or surgeon. Our CMF implants, hip revision implants and osteotomy guides are currently distributed in Europe.

•

Medical Software.    Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies to whom we supply FDA-cleared medical software. Our primary medical software packages are Mimics which is software specifically developed for medical image processing including 3D measurements and analyses, and 3-matic, which is able to combine CAD tools with pre-processing capabilities to enable our customers to design a patient-specific implant or surgical guide, or prepare anatomical data and/or implants for simulations. In addition, our medical software team provides certain engineering and custom software development services to our customers.

For additional information about our clinical services and medical software products, see “Business—Our Market Segments—Our Medical Segment.”

We generate revenue in our Medical segment through the sale of medical devices that we print for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services. During the three months ended March 31, 2014 and the year ended December 31, 2013, we printed more than 35,000 and 146,000 medical devices, respectively. The majority of these were distributed to surgeons through our collaboration partners Biomet, DJO Surgical, Synthes and Zimmer. As of March 31, 2014, we had an installed base of over 2,000 medical software licenses to academic institutions, medical device companies and hospitals as well as customers in other markets. For the three months ended March 31, 2014, our Medical segment generated €7.0 million in revenue, representing 37.3% of our total revenue and 6.2% growth over the same period in the prior year. For the year ended December 31, 2013, our Medical segment generated €28.0 million in revenue, representing 40.8% of our total revenue and 11.5% growth over the prior year.

Our Industrial Production Segment

In our Industrial Production segment, we primarily offer 3D printing services to industrial and commercial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to, certain specialty growth markets in both the industrial and consumer marketplaces.

We offer the following services in our Industrial Production segment:

•

Additive Manufacturing Solutions.    We provide rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium and the Czech Republic, as of March 31, 2014, we operated 103 3D printers and six vacuum casting machines, producing both prototypes and production parts based on our customers’ product designs and offer a variety of 3D printing technologies including stereolithography, laser sintering, Fused Deposition Modeling, or FDM, PolyJet, powder binding and vacuum casting. In order to meet specific customer needs for very large printed parts, we developed

Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology.

•

Specialty Industrial and Consumer Solutions.    We have developed additive manufacturing solutions that serve certain specialty industrial and consumer applications. Our RapidFit business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. In the consumer market, we recently launched i.materialise, our global online 3D printing service that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize our online service to produce their own products and, if they desire, share their products with and even offer them for sale to others through our platform. Through our .MGX by Materialise collection, a collection of 3D printed home furnishings and accessories developed in collaboration with well known designers, we gain access to professionals as well as home designers.

For additional information about the services we offer in our Industrial Production segment, see “Business—Our Market Segments—Our Industrial Production Segment.”

We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as aerospace and healthcare, machine manufacturing, quality control equipment and consumer goods, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.

We generate revenue in our Industrial Production segment through the sale of parts that we print for our customers. During the three months ended March 31, 2014 and the year ended December 31, 2013, our Industrial Production segment printed more than 132,300 and 394,000 parts, respectively, and produced more than 12,000 and 48,000 parts, respectively, through vacuum casting. The parts were manufactured for over 2,800 customers including Johnson Controls, Jaguar Land Rover, Koninklijke Philips NV and Siemens AG. For the year ended December 31, 2013, our Industrial Production segment generated €27.2 million in revenue, representing 39.7% of our total revenue and 20.4% growth over the prior year. For the three months ended March 31, 2014, our Industrial Production segment generated €7.5 million in revenue, representing 40.0% of our total revenue and 28.4% growth over the same period in the prior year.

Our Industry

Additive manufacturing, or 3D printing, is a process in which a part is produced through the successive addition of thin layers of material based on a consistent 3D virtual data model, created using CAD software or from other data capturing devices such as 3D scanners. There are a number of available additive manufacturing technologies, including stereolithography, selective laser sintering, FDM, inkjet and powder binding. The technologies differ on the basis of accuracy, surface quality, variety and properties of consumables, capacity, speed, color variety, transparency and the ability to print multiple materials, among other factors. Software plays a critical role in several aspects of the additive manufacturing process including preparing data files to be 3D printed, repair and optimization of 3D models, designing support structures, facilitating process planning and orchestrating the actual 3D printing process. Additive manufacturing has traditionally been used for prototyping and concept modeling, but is increasingly being used in direct end-use part production. Many industrial customers have realized cost and time savings through the incorporation of additive manufacturing into their workflows, either complementing or replacing traditional manufacturing methods.

We believe that additive manufacturing provides several advantages over traditional design and manufacturing processes, including:

•	Elimination of Design Constraints. 3D printers provide users with the flexibility to manufacture parts that would not be easy or economically feasible to produce using traditional manufacturing. Traditional manufacturing processes often limit product designs in CAD systems as a result of how parts are created through subtractive manufacturing, which requires the removal of material from a solid object. Additive manufacturing allows for the design of highly complex parts that in many cases could not be produced using traditional manufacturing technologies, and without many of these design-to-manufacture constraints.

•

Reduced Cost of Complexity.    Additive manufacturing technology enables users to produce complex parts at little or no incremental cost relative to simple parts. The potential economic value created as a result could be compared to the value that resulted from the widespread use of injection molded plastic components in many products of daily life uses.

•

Mass Customization.    Since 3D printers do not require tooling or significant setup costs, users are frequently able to produce customized parts in a more cost-effective manner. Additive manufacturing technology expands the opportunity for higher volume customized part production.

•

Reduced Time to Market.    3D printers reduce the time between part design, development, testing and final part production. Additive manufacturing enables digitally designed parts to be printed, tested and evaluated, and then modified quickly. Once the design is finalized, parts can immediately be produced without additional setup or tooling costs.

•

Cost Effective Short Run Production.    The upfront setup costs required in traditional manufacturing are not necessary when using additive manufacturing technologies. Therefore, additive manufacturing represents an attractive alternative to traditional manufacturing when the production of a limited quantity of parts is needed.

The worldwide market for additive manufacturing products and services has grown from $1.3 billion in 2010 to $3.1 billion in 2013, representing a 32.3% compound annual growth rate, according to the Wohlers Report 2014. The Wohlers Report 2014 projects the worldwide additive manufacturing products and services market to reach approximately $7.0 billion by 2016 and exceed $21.0 billion by 2020, representing 2013-2016 and 2013-2020 compound annual growth rates of 31.6% and 31.6%, respectively.

Additive Manufacturing Software Industry

Software is a critical component of the additive manufacturing process, facilitating all aspects from initial design through the shipping of the finished product. Additive manufacturing software assists designers, developers and engineers in preparing, repairing and optimizing their CAD and other models for the 3D printing process and allows users to import and process a wide variety of file formats. Additionally, certain 3D printing system manufacturers rely on third party software vendors to provide operating software for their 3D printers.

Virtually all of the 3D printing system manufacturers allow for an open interface whereby third party software applications for designing and building parts are fully compatible with their machine software and systems. Especially in a professional environment, most 3D printing users use third party software in their additive manufacturing process, which provides several advantages, including more efficient printer operations from multiple manufacturers and the potential to create more advanced and specialized end-user applications. Competition in the additive manufacturing software market is based on product quality and features, the level of customization and integration with various CAD files, the variety of 3D printing systems supported, the quality of maintenance and support services and price.

We believe that the worldwide market for additive manufacturing software is tied to the growth of the overall additive manufacturing sector and in particular the number of 3D printing systems in operation.

Medical 3D Printing Industry

While medical procedures have become increasingly complex, there are simultaneous trends to customize patient care and to minimize invasive surgery. As a result, in-depth analysis of medical images using dedicated software and engineering expertise is increasingly important for surgical preparation as well as for the selection of appropriate medical instruments and devices. At the same time, some regulatory authorities and third party payors stress the need for evidence-based medicine, which relies on images and research that our dedicated software tools and medical engineering can provide and support.

For many medical applications, the quality of plastic or metal devices that are manufactured by additive manufacturing matches or may even exceed the quality that is achieved by traditional technologies. As a result of the reduced cost of complexity that is inherent to additive manufacturing, the use of 3D printing technology allows medical device companies to design a new generation of devices that include increased functionalities. Additive manufacturing adds even more value as it facilitates the customization of instruments and implants based on the patient’s own image data.

While additive manufacturing has been increasingly utilized in medical planning and procedures, it still represents only a small portion of the overall medical technologies market. MarketsandMarkets estimates the medical field accounted for 16%, or $291 million, of the total global additive manufacturing market in 2012, and is expected to reach 18% or $642 million by 2017, growing at a compound annual growth rate of 17% from 2012 to 2017.

Our Competitive Strengths

We believe that our competitive strengths include:

Unique business model.    Our business model is based on constant interaction and synergies among our three core competencies (software development, 3D printing and engineering), which act as complementary incubators for our new developments and as support centers for our existing products and which continuously collaborate with our three market segments (3D Printing Software, Medical and Industrial Production), which bring our 3D printing applications to the market and constantly provide end-user feedback to our core competence teams. While we face competition for particular solutions in each of the market segments we address, we believe we are well-positioned as a result of the combination of internal technological know-how and industry breadth comprising our core competencies with the external commercial experience that we gain across the three different market segments where we are active.

System-neutral fully compatible software platforms providing the backbone for today’s 3D printing systems.    With our neutral platforms, we offer software that not only enables and enhances the functionality of virtually all 3D printers in the industry, but also allows end-users to operate and integrate multiple 3D printers from different manufacturers from a single software platform as well as to control the logistical flow of their operations. The need for automation, process optimization, traceability and quality control in our own prototyping and manufacturing facilities, as well as our role as a trusted software provider for hundreds of companies within the additive manufacturing industry, has resulted in the development of the expertise of our software developers and our capabilities in optimizing additive manufacturing processes. As a result, our business model is not dependent on particular hardware platforms or material sets and, while we must continue to enhance and adapt our software to developments in market technologies, is generally not subject to shifting customer preferences within the overall 3D printing market.

Breakthrough medical solutions.    We believe that our medical solutions have fundamentally changed the way medical research, procedures and care are conducted. Through the integration of our three core competencies, we have created and are able to offer FDA-cleared and CE-labeled solutions as well as comprehensive surgical plans and guides for the knee and CMF markets, which are designed with the assistance of our team of highly skilled and experienced biomedical engineers. Although the medical industry is highly regulated, the success of the complex product offerings that we have brought to the knee and CMF markets have encouraged us to continue to seek additional growth opportunities in other large volume orthopedic markets (such as hip and shoulder), as well as in certain “rare disease” markets (such as hip revision) where we can utilize our full range of capabilities to deliver outstanding results to patients that would not otherwise be possible. We believe that our medical services and software may also help to reduce the clinical trial effort and expense for medical device companies by allowing more efficient bench-top modeling, testing and simulations and by increasing efficiency in the selection of eligible patients.

A broad range of 3D printing technology offerings.    Our service centers provide a very broad range of technologies, sizes, materials and finishing degrees in which we can print on demand prototypes and end-use parts for our customers. Our array of technologies and the size of our facilities allow us to address a large number of potential markets and to take on projects many of our competitors cannot while mitigating any dependence we may have on sales to certain industries. In addition, in order to meet specific customer needs for very large printed parts, we have developed our own proprietary technology, Mammoth, which we believe is the largest stereolithography technology in the market and prints parts utilizing a build area of approximately 1.26 cubic meters and a length of 2 meters. We currently operate 13 Mammoth 3D printers in our service center in Leuven, Belgium. Our service centers are a central component of our three core competencies and serve as an incubator for innovation for all segments, directly leading to the establishment of new businesses for our company. For example, Streamics, our software solution for central additive manufacturing logistics, was first created as a solution for our own service centers prior to it being turned into a product sold to end-users.

Constant ongoing research and development.    Throughout our history, our mission has been the advancement and improvement of 3D printing applications. For the years ended December 31, 2013 and 2012, research and development expenses were 15.4% and 15.9% of our revenue, respectively. We have a strong base of technology know-how, with over 41.1% of our employees holding a masters degree or higher, backed by our portfolio of intellectual property featuring patents and trade secrets covering software and processes. We have a culture of innovation, and, while certain research and development projects may not ultimately be successful, we expect to continue to enhance our solutions both to drive further market adoption of 3D printing and to broaden our market reach.

Global presence.    We have established, and intend to maintain and grow, a broad and specialized sales network in Europe, Asia and the Americas. Although we face certain challenges from our international business model, we believe that our platform positions us well to meet the demand for new additive manufacturing solutions, which is expected to continue to expand globally.

Visionary founder and experienced management team.    Our founder and Chief Executive Officer, Wilfried Vancraen, has been developing breakthroughs in medical and industrial applications of additive manufacturing since founding Materialise more than 20 years ago. In 1990, we recognized that available stereolithography software was insufficient and could not meet customer demands, which led to the development of our proprietary software platforms. Our innovative approach to the additive manufacturing sector has led to our increasing success over the last 23 years, and we believe we are poised to capitalize on continued growth and demand as 3D printing applications continue to increase. Mr. Vancraen has received several awards in this sector, including the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, and a 2013 Visionaries! award from the Museum of Art and Design in New York.

We have assembled a deep leadership team that consists to a large extent of people who have built their careers mainly within our company and that includes key managers who have been with us since our inception. While we are dependent on certain key personnel, we believe that we offer a motivating environment to all our employees, providing opportunities to grow and learn with a robust internal training program, mobility initiatives and a culture of constant entrepreneurial innovation that exists throughout the entire organization, which helps promote their continued service and performance in spite of the intense competition in our industry.

Our Business Strategies

Nearly every product or service that we offer to our customers is the result of a close cooperation and interplay between our core competencies (software development, 3D printing, and engineering) and our market segments (3D Printing Software, Medical and Industrial Production). We believe that our ability to constantly rely on the internal technical skills and external commercial experience that we have built, and continue to build, over the last 23 years, not only gives us a competitive edge, but also allows us to develop better and more innovative products and services. For example:

•

The Magics and Streamics products offered by our 3D Printing Software segment were initially developed by our software development group for internal use in our 3D printing service centers. The constant interaction with both our customers as well as our in-house users leads to new products that address real needs. Each new release of these products is only brought to the market after it has satisfied our own quality standards, including beta-testing;

•

The surgical guides offered by our Medical segment are designed through the use of the software tools, such as Mimics, that we have developed. The surgeons who use the guides can rely on the support of our clinical engineers, and the guides are printed in our own FDA-approved service centers that are automated and managed on the basis of our own Streamics-based software platform; and

•

Our 3D printing service centers, both in the Medical as well as in the Industrial Production segments, constantly draw upon the deep knowledge we have gained of the various 3D printing technologies that are currently available, including our proprietary Mammoth 3D printers. All of our 3D printing operations make full use of our proprietary software platforms.

Where possible and feasible, we offer our clients fully integrated solutions that integrate our software, 3D printing and engineering services, such as the combination of virtual planning tools, clinical engineering services and 3D printed guides that we offer in the knee replacement market. Alternatively, we offer our customers parts of our full solution, such as a standard Mimics software package or a straightforward 3D printing service that can be ordered through our “Materialise OnSite” web portal. By diversifying our product offering in a complementary and synergistic manner, we are able to grow our customer base.

Where appropriate, we collaborate with parties who will integrate all or a part of our solutions in their own 3D printing (supported) product offerings and who as a result give us indirect access to their large customer base, such as our medical collaboration partners. Alternatively, where possible, we seek to address certain specialty markets entirely ourselves. We have identified such specialty markets in our Medical segment, where we offer for example the aMace hip implants through our subsidiary Mobelife NV, as well as in our Industrial Production segment, where we offer for instance the RapidFit+ measurement fixtures to the automotive market. By adopting this flexible approach, we seek to maximize our presence in the 3D printing technology value chain.

In executing our business strategy, we may opportunistically acquire, or invest in, companies that we believe have products, services or technologies that are a strategic or commercial fit with our company. We routinely evaluate such potential transactions against the costs and benefits of developing similar solutions internally. Historically, in many cases, we have leveraged our core competencies and expertise to develop platforms and capabilities internally. We currently have no agreements or commitments to complete any acquisitions or investments.

Growth Drivers

We believe the following strategies will drive our continued growth:

Address the need for an open interface between software applications and 3D printers.    Given anticipated strong growth in the number of internal and external 3D printing service or production centers across various segments of the manufacturing industry, and the expectation that these centers will run a more complex mix of machines and technologies, we believe that the demand for open ecosystem types of software platforms that interface with all printers and control complex 3D printing environments will grow accordingly. We believe we can capture a significant part of this growing market by leveraging our unique position and by continuing to invest in the development of software solutions, including Magics and Streamics, as well as by offering these platforms on a neutral basis as an open ecosystem to the market, through the OEMs as well as directly to the professional users of 3D printers. We currently provide software to users of the top 3D printing systems OEMs, who are largely focused on growing their installed base of 3D printers. We also believe that emerging 3D printer manufacturers are likely to focus on machine development rather than on software development, which may also provide a meaningful growth opportunity for our software.

Provide innovative solutions for specific applications in the industrial, consumer and medical markets.    We actively seek to identify ways we can apply our technology to new potential markets and applications. We have a proven track record of leveraging our unique core competencies and of identifying market opportunities where our software development, 3D printing and engineering capabilities can provide innovative solutions, and we expect this to be a continued driver of our growth in the future.

•

Medical.    We are investing in certain growth opportunities within our Medical segment that we believe could represent substantial opportunities for us to capitalize on our core competencies to address new applications in the medical field. The markets we target include certain large volume orthopedic markets such as hip and shoulder, as well as certain “rare diseases” markets where we believe our medical-image based software analytical capabilities and our 3D printing expertise could allow us to offer engineering services and patient-specific medical devices for patients with otherwise very limited treatment options. We have already achieved notable successes helping patients who require highly complex and customized hip implants and patients suffering from malunions that need controlled fracturing and re-fixing of bones. The patient outcomes in these cases to date have been extremely encouraging.

•

Industrial and consumer opportunities.    We are currently investing in building businesses to provide 3D printing services to certain specialized markets, including the automotive fixtures market and the consumer market. In the automotive fixtures market, our RapidFit unit utilizes additive manufacturing to provide customized, highly precise measurement and fixturing tools to the automotive market. In the consumer market, we launched a global online 3D printing service, i.materialise, that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize the online service to produce their own products and share and sell their designs with other people. We believe that i.materialise creates and enhances awareness of our brand, allows us to access individuals who are thought leaders and pioneers in their respective professional environments and allows us to operate and enhance a consumer-oriented platform that we may leverage in multiple applications, as acceptance of 3D printing grows in the consumer market.

Increase capacity of service centers and software development and engineering centers to capitalize on 3D printing industry growth.    We plan to use a portion of the proceeds from this offering to expand our 3D printing service center capacity, including the addition of new printers and additional technologies, as well as our software development and engineering centers. We believe that the expanded capacity and capabilities of our service centers will allow us to meet demand that we cannot currently serve due to our high utilization, to capitalize on economies of scale and to address certain new applications for our customers. Our software continues to be at the forefront of innovation within the 3D printing industry. With increased capacity in our software development and engineering centers, we can continue to provide industry-leading, innovative software and other solutions to both the industrial and medical markets.

Summary Risk Factors

An investment in the ADSs involves various risks. You should consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 18 of this prospectus before purchasing the ADSs.

If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the ADSs could decline and you may lose some or all of your investment.

•	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

•	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

•	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

•	Existing and increased competition may reduce our revenue and profits.

•

We rely on collaborations with users of our additive manufacturing solutions to be present in certain large scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

•	Our revenue and results of operations may fluctuate.

•	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately.

•	We are dependent upon sales to certain industries.

•

If our relationships with suppliers, especially with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

•

We depend on the knowledge and skills of our senior management and other key personnel, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

•	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

•	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

•	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

•

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

•	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

•

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

•

If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

•	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

•	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

•

We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we are permitted to present only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements.

We expect to remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

Recent Developments

Joint Venture Term Sheet

On April 10, 2014, we executed a binding term sheet with RS Scan International NV, a Belgian company that designs and sells, among other things, foot scanning equipment and customized footwear, with respect to the establishment of a 50/50 joint venture that will be active in the combined business of (i) providing technology for the design and additive manufacturing of customized footwear and footwear components and (ii) producing, with additive manufacturing technology, such footwear products. Each party will initially contribute €500,000 to the joint venture at its incorporation and will commit to contribute an additional €1.5 million. Although the term sheet is binding on the parties, completion of the joint venture will be subject to the negotiation of and entry into definitive transaction documentation and, accordingly, there can be no assurance that we will enter into this joint venture.

Estimated Results of Operations

We expect our research and development expenses, sales and marketing expenses and general and administrative expenses to increase in the near term as a result of our contemplated use of the net proceeds of this offering. Based on our current expectations regarding the amounts and timing of our actual use of the proceeds during the year ending December 31, 2014, we expect to incur additional research and development expenses, sales and marketing expenses and general and administrative expenses of approximately €3.5 million during 2014 associated with our use of the net proceeds and the acceleration of our investments in our 3D printing service centers, sales and marketing teams and research and development activities.

In addition, during the year ending December 31, 2014, we expect to incur approximately €0.5 million of non-cash charges in the form of share-based payment expenses related to equity-settled transactions associated with the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares upon the closing of this offering, assuming the exercise price of these warrants is equal to €9.44 (the euro equivalent, based on the euro to U.S. dollar exchange rate on March 31, 2013, of the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus). Further, as discussed under “—Additional Information Regarding Ordinary Share Value—Initial Public Offering Estimated Price Range,” we have determined to take incremental non-cash charges in the form of share-based payment expenses related to equity-settled transactions in respect of the 116,974 warrants to purchase 467,896 ordinary shares we issued during October 2013 to January 2014. During the year ending December 31, 2014, we expect to incur approximately €199,000 of incremental charges in respect of such warrants.

Although we were profitable in 2012 and 2013, based on our current expectations regarding our results of operations for the year ending December 31, 2014, we expect to experience a net loss in the year ending December 31, 2014, primarily as a result of our expected increased expenses associated with the use of the net proceeds of this offering and with such warrant grants.

Our expectations regarding financial performance for the year ending December 31, 2014, including our expectations regarding the timing and amounts of the expenses and charges discussed above, are subject to risks and uncertainties, many of which are not within our control. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company Structure and Information

Materialise NV was incorporated in Belgium on June 28, 1990 as a limited liability company under Belgian company law. For additional information regarding our company organizational history, see “Business—Company History and Structure.” The following illustrates our corporate structure as of the date of this prospectus:

Our principal executive and registered offices are located at Technologielaan 15, 3001 Leuven, Belgium. Our telephone number is +32 (16) 39 66 11. We are registered with the Register of Legal Entities of Leuven under the number 0441.131.254. Our agent for service of process in the United States is Materialise USA, LLC, located at 44650 Helm Ct., Plymouth, Michigan 48170, telephone number (734) 259-6445. Our internet website is www.materialise.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Issuer	Materialise NV

ADSs offered by Materialise NV	8,000,000 ADSs

ADSs to be outstanding immediately after this offering	8,000,000 ADSs

Ordinary shares to be outstanding immediately after this offering	47,072,056 ordinary shares

Over-allotment option	The selling shareholders have granted the underwriters a 30-day option to purchase up to 1,200,000 ADSs

The ADSs

Each ADS represents one ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Custodian	ING Securities Services, Inc.

Use of proceeds	We expect to receive total estimated net proceeds from this offering of approximately $95.7 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for the following purposes: (i) to expand our 3D printing service center capacity, including the addition of new printers and additional technologies; (ii) to increase our sales and marketing teams worldwide; (iii) to fund additional research and development activities; and (iv) for general corporate purposes (including, but not limited to, potential acquisitions or partnerships). Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future.

Risk factors.	You should carefully read the information set forth under “Risk Factors” beginning on page 18 of this prospectus and the other information set forth in this prospectus before deciding to invest in the ADSs.

Proposed NASDAQ symbol	MTLS

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

The number of ordinary shares to be outstanding immediately after this offering is based upon ordinary shares outstanding as of March 31, 2014, and excludes:

•

162,466 Class B ordinary shares issuable upon exercise of outstanding granted warrants as of March 31, 2014, at a weighted-average exercise price of €6.93 per share, which will become warrants that are exercisable for an aggregate of 649,864 ordinary shares, at a weighted average exercise price of €1.73 per share, upon closing of this offering;

•

127,226 Class A ordinary shares issuable upon conversion of €1.0 million of outstanding convertible bonds as of March 31, 2014, at a conversion price of €7.86 per share, which will become bonds that are convertible into an aggregate of 508,905 ordinary shares, at a conversion price of €1.97 per share, upon closing of this offering; and

•

1,200,000 ordinary shares issuable upon exercise of warrants to be granted under the 2014 Warrant Plan, at an exercise price per warrant equal to the euro-equivalent of the ADSs being offered in this offering.

Except as otherwise indicated, the information in this prospectus assumes:

•	the sale of all ADSs offered by this prospectus other than the ADSs subject to the underwriters’ over-allotment option to purchase additional ADSs;

•	the effectiveness of our amended and restated articles of association concurrently with the closing of this offering;

•

a 4-for-1 stock split of our outstanding ordinary shares to be effected after effectiveness of the registration statement of which this prospectus forms a part and concurrently with the closing of this offering;

•	the conversion upon the closing of this offering of all Class A ordinary shares, Class B ordinary shares and Class C ordinary shares to 39,072,056 ordinary shares;

•

all outstanding granted warrants to purchase Class B ordinary shares becoming, upon the closing of this offering and taking into account the stock split, warrants that are exercisable for ordinary shares, for an aggregate of 649,864 ordinary shares at a weighted average exercise price of €1.73 per share;

•

all outstanding convertible bonds convertible into Class A ordinary shares becoming, upon the closing of this offering and taking into account the stock split, bonds that are convertible into an aggregate of 508,905 ordinary shares, at a conversion price of €1.97 per share; and

•

no warrants, convertible bonds or ordinary shares were issued or granted after March 31, 2014 and no outstanding granted warrants were exercised or terminated, or outstanding convertible bonds were converted, after March 31, 2014.

SUMMARY FINANCIAL AND OPERATING DATA

We present below our summary historical financial and operating data. The historical financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus and which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. The historical financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim condensed consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.”

Consolidated Income Statements Data:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(unaudited)	(unaudited)		(unaudited)
	(in thousands of $, except per share data)(1)	(in thousands of €, except per share data)		(in thousands of $, except per share data)(1)	(in thousands of €, except per share data)
Revenue	25,753	18,693	15,523	94,678	68,722	59,107
Cost of sales.	(10,524)	(7,639)	(6,285)	(37,458)	(27,189)	(23,792)

Gross profit	15,229	11,054	9,238	57,220	41,533	35,315

Research and development expenses	(4,380)	(3,179)	(2,515)	(14,598)	(10,596)	(9,424)
Sales and marketing expenses	(7,825)	(5,680)	(4,929)	(30,805)	(22,360)	(19,768)
General and administrative expenses	(3,742)	(2,716)	(2,118)	(11,916)	(8,649)	(8,101)
Other operating income	1,474	1,070	716	7,036	5,107	4,577
Other operating expenses	(154)	(112)	32	(847)	(615)	(488)

Operating profit	602	437	424	6,089	4,420	2,111

Financial expenses	(274)	(199)	(144)	(1,736)	(1,260)	(1,049)
Financial income	45	33	21	376	273	512

Profit before taxes	373	271	301	4,730	3,433	1,574

Income taxes	(260)	(189)	(115)	(29)	(21)	(121)

Net profit	113	82	186	4,701	3,412	1,453
Net profit (loss) attributable to:
The owners of the parent	167	121	219	4,834	3,509	1,551
Non-controlling interest	(54)	(39)	(33)	(134)	(97)	(98)
Pro forma net profit(2)	(241)	(175)		3,283	2,383
Pro forma net profit (loss) attributable to:
The owners of the parent(2)	(187)	(136)		3,417	2,480
Non-controlling interest(2)	(54)	(39)		(134)	(97)

Earnings per share attributable to the owners of the parent
Basic	$0.02	€ 0.01	€0.02	$0.51	€ 0.37	€ 0.16
Diluted	$0.02	€ 0.01	€0.02	$0.51	€ 0.37	€ 0.16
Weighted average number of ordinary shares for basic earnings per share		9,768	9,432		9,460	9,431
Weighted average number of ordinary shares adjusted for effect of dilution		9,976	9,509		9,551	9,516
Pro forma basic(2)	$(0.005)	€ (0.003)		$0.090	€ 0.066
Pro forma diluted(2)	$(0.005)	€ (0.003)		$0.087	€ 0.063
Pro forma weighted average number of ordinary shares for basic earnings per share(2)		39,072			37,841
Pro forma weighted average number of ordinary shares adjusted for effect of dilution(2)		41,104			39,406

Consolidated Statements of Comprehensive Income Data:

Net profit	113	82	186	4,701	3,412	1,453
Other comprehensive income (loss), net of taxes	(55)	(40)	(27)	(43)	(31)	(19)

Total comprehensive income for the year, net of taxes	58	42	159	4,658	3,381	1,434

(1)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(2)

Pro forma figures give effect to (i) the 4-for-1 stock split of our outstanding ordinary shares to be effected after effectiveness of the registration statement of which this prospectus forms a part and concurrently with the closing of this offering and (ii) the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares, to be effected concurrently with the closing of this offering and taking into account the 4-for-1 stock split, at an exercise price per warrant equal to the euro-equivalent of the ADSs being offered in this offering, in each case, as if such transactions were completed at the beginning of such period. Assumes the exercise price of the warrants is equal to €9.44 (the euro equivalent, based on the euro to dollar exchange rate on March 31, 2014, of the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus). Ordinary shares to be issued in connection with this offering are excluded from the pro forma calculations.

Consolidated Statements of Financial Position Data:

	As of March 31,
	2014 (As Adjusted) (1)	2014 (Actual)	2014
	(unaudited) (in thousands of $)(2)	(unaudited) (in thousands of $)(2)	(unaudited) (in thousands of €)
Inventory	3,652	3,652	2,651
Trade receivables	19,215	19,215	13,947
Cash and cash equivalents	111,738	16,031	11,636
Total assets	175,730	80,024	58,085
Total liabilities	55,455	55,455	40,252
Net assets(3)	120,275	24,569	17,833
Total equity	120,275	24,569	17,833

(1)

Gives effect to the sale of 8,000,000 ADSs by us in this offering at an assumed initial public offering price per ADS of $13.00, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

(2)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(3)	Net assets represents total assets less total liabilities.

Other Data:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(in thousands of $)(1)	(in thousands of €)		(in thousands of $)(1)	(in thousands of €)
EBITDA(2) (unaudited)	1,926	1,398	1,200	10,484	7,610	5,023

(1)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(2)

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income) and depreciation and amortization. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Information.” The following table reconciles net profit to EBITDA for the periods presented:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of $)(A)	(in thousands of €)		(in thousands of $)(A)	(in thousands of €)
Net profit	113	82	186	4,701	3,412	1,453
Income taxes	260	189	115	29	21	121
Financial expenses	274	199	144	1,736	1,260	1,049
Financial income	(45)	(33)	(21)	(376)	(273)	(512)
Depreciation and amortization	1,324	961	776	4,395	3,190	2,911

EBITDA (unaudited)	1,926	1,398	1,200	10,484	7,610	5,023

(A)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business and industry, our regulatory environment, our intellectual property, the ADSs and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of the ADSs could decline and you might lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

The additive manufacturing industry is rapidly growing on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As the additive manufacturing market evolves, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, particularly with respect to our 3D printing software solutions, we depend in large part on our ability to increase and maintain market share and influence in the industry in order to be recognized as a market standard. Nonetheless, in the future, our influence in setting standards for the additive manufacturing industry may be limited and the standards adopted by the market may not be compatible with our present or future products and services.

We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

Our present or future software, products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by other technologies. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, product and services to developments in market technologies and demands and to enhance and develop new 3D printing software solutions, products and services. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to:

•	maintain and enhance the market share of our current products, services and technologies;

•	enhance our existing product, services and technologies;

•	continue to leverage advances in 3D printing technology;

•	develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users;

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

•	develop products and services that are cost effective or that otherwise gain market acceptance; or

•	adequately protect our intellectual property as we develop new products, services and technologies and anticipate intellectual property claims from third parties.

The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

To remain competitive, we currently, and we intend to continue to, invest significant amounts in various research and development programs. There can be no assurances, however, that these research and development programs will improve our existing additive manufacturing software solutions, products and services or create new software, products or services. Even if some of these programs are successful, it is possible that the new software, products or services developed from such programs will not be commercially viable, that new 3D printing technologies that we, or others, develop will eventually supplant our current 3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for our software, products or services or that our competitors will create or successfully market 3D printing technologies that will replace our solutions, products and services in the market. As a result, any of our software solutions, products or services may be rendered obsolete or uneconomical and our significant investments in all or some of our research and development programs may be lost.

Existing and increased competition may reduce our revenue and profits.

The 3D Printing Software, Medical and Industrial Production segments in which we operate are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products, services and technologies.

In particular, the barriers to enter the software, medical and industrial markets with 3D printing solutions are decreasing rapidly.

In the 3D Printing Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open source software applications that are being offered free of charge or for a nominal fee that can place additional competitive pressure on us. In addition, 3D printer manufacturers, which closely work with their customers, may successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that currently have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing CAD software providers, may, at any point in time, enter the additive manufacturing market and very rapidly gain a significant share of the markets that we currently target.

In the Medical segment, medical device companies are investing in 3D printing solutions that may compete with our software solutions, products and services. Companies that initially rely on us to enter the additive manufacturing market for medical applications may, as they gain experience and as 3D printing technology gains strategic importance, decide to develop their own in-house solutions and enter the market themselves with their own software, products or services, thus becoming competitors and denying us continued access to their distribution channels.

In the Industrial Production segment, as additive manufacturing gains importance as a strategic technology, our customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using our 3D printing services. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from us.

Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenue and operating margins and loss of market share, any of which would likely harm our results of operations.

We rely on collaborations with users of our additive manufacturing solutions to be present in certain large scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

Our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. For example, in the medical market, we have entered into collaboration agreements with Biomet, DJO Surgical, Synthes and Zimmer. Increased adoption of our software, products and services, especially in potentially high-growth specialty markets, will depend in part on our current and future collaborators’ willingness to continue to adopt our additive manufacturing solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels. In addition, a change of control of any of our collaboration partners may negatively impact our relationship. In particular, two of our collaboration partners, Zimmer and Biomet, recently announced the entry into an agreement and plan of merger pursuant to which Zimmer will acquire Biomet. If we are not able to maintain our existing collaborations and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly.

Our revenue and results of operations may fluctuate.

Our revenue and results of operations may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. You should not rely on our past results as an indication of our future performance.

Fluctuations in our results of operations and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this prospectus:

•	our ability to continue, renew or replace relationships with key customers;

•	the degree of market acceptance of our software and our products;

•	the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods;

•	a decline in new or renewed periodic licenses or maintenance contracts;

•	delays in the introduction of new features;

•	the entry of new competitors into our market;

•	the development and degree of market acceptance of new competitive systems or processes by others;

•	changes in our pricing policies or those of our competitors, including our responses to price competition;

•	changes in the amount we spend in our marketing and other efforts;

•	delays between our expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	the amounts we spend on, and the success rate of, our research and development activities;

•	changes in the regulatory environment applicable to our software programs, products or services;

•	delays in obtaining regulatory approval for our software programs, products or services;

•	interruptions to or other problems with our website and interactive user interface, information technology systems, manufacturing processes or other operations;

•

general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of current global economic uncertainties; and

•	changes in accounting rules and tax laws.

Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately.

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing technology in certain specific instances. If additive manufacturing technology does not gain more mainstream market acceptance, or gains market acceptance at a significantly slower pace than currently expected, or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve, we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

We are dependent upon sales to certain industries.

Our revenue from products are currently relatively concentrated in the industrial and medical industries, and particularly in the automotive and orthopedic segments within such industries, respectively. To the extent any of these industries experiences a downturn and we are unable to penetrate and expand in other industries, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our 3D printing software, products and services, it may adversely affect our results of operations.

If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

We purchase consumables and other components that are used in our production from third-party suppliers. We currently use only a limited number of suppliers for several of the consumables for our print materials. Our reliance on a limited number of vendors involves a number of risks, including:

•	potential shortages of some key consumables or other components;

•	printed material performance or quality shortfalls, if traceable to particular consumables or other components, since the supplier of the faulty consumable or component cannot readily be replaced;

•	discontinuation of a consumable or other component on which we rely;

•	potential insolvency of these vendors; and

•	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

If certain suppliers were to decide to discontinue production, or the supply to us, of a consumable or other component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. In addition, because we use a limited number of suppliers, increases in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We depend on the knowledge and skills of our senior management and other key personnel, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

Our success depends upon the continued service and performance of our senior management and other key personnel, including engineers, designers, software developers and product managers, and our ability to identify, hire, develop, motivate and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. The loss of the services of members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, could divert management’s attention to seeking certain qualified replacements or could adversely affect our ability to manage our company effectively. Each member of senior management as well as our key employees may resign at any time. Only some of the members of our senior management are subject to non-competition agreements, which may also be difficult to enforce. Accordingly, the adverse effect resulting from the loss of certain members of senior management or other key employees could be compounded by our inability to prevent them from competing with us. We do not carry key-man insurance on any member of our senior management team or other key personnel. If we lose the ability to hire and retain key executives and employees with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and results of operations.

We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to implement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any noncompliance with existing or future lending arrangements, additional financing, may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	potentially adverse tax consequences, including liabilities imposed from inconsistent enforcement;

•	challenges in providing solutions across a significant distance, in different languages and among different cultures;

•	transportation delays;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in staffing and managing foreign operations, particularly in new geographic locations;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

•	expropriation or nationalization of property;

•	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events;

•	operating in countries with a higher incidence of corruption and fraudulent business practices;

•	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe;

•	costs and difficulties of customizing products for foreign countries; and

•	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

We maintain important software research and development and engineering centers in Malaysia and Ukraine. In Malaysia, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. In Ukraine, the political and economic situation, in general, and the relations among Ukraine, United States, the European Union and Russia, in particular, are currently unstable. While we have been able to continue our operations and to service our customers throughout the recent periods of instability in Ukraine, there is a risk that escalation of the instability in that region could have a significant impact on our operations, in particular in the event where internet services would no longer be available in Ukraine or where the situation would become such that our employees would no longer be able to work, from the office or from their homes. Our facility in Ukraine does not focus on sales to the Ukrainian market and mainly provides supporting activities for our global operations. Any material disruption of these supporting activities, however, could significantly impact our ability to further develop our products and to continue to service our customers globally. Moreover, changes in the laws and regulations of Malaysia or Ukraine, or in their interpretation or enforcement, including with respect to operations such as ours, which rely to a large extent on local private entrepreneurs, may significantly impact our activities in Malaysia or Ukraine, which would limit our future growth and adversely affect our results of operations. In addition, we conduct certain operations in Venezuela where the risks of expropriation or nationalization of our assets or government interference with our business are particularly acute. Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.

Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2013, approximately 75% of our revenue was generated, and approximately 78% of our total costs were incurred in, euros. As we continue to expand internationally, our exposure to currency risks will increase. Historically, we have not managed our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

Changes in tax laws, treaties or regulations could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, including possible changes to the patent income deduction regime in Belgium or the way it proportionately impacts our effective tax rate. An increase of our future effective tax rates could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

We recently acquired e-prototypy SA, a 3D printing service center operator based in Poland. In the future, we intend to continue to make acquisitions of, or investments in, companies that we believe have products, services, competencies or capabilities that are a strategic or commercial fit with any of our businesses or that otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

•	use a significant portion of the proceeds of this offering;

•	issue ADSs or other forms of equity that would dilute our existing shareholders’ percentage of ownership;

•	incur debt and assume liabilities; and/or

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

If we complete an acquisition or investment, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, suppliers, employees, financial markets or investors. Furthermore, future acquisitions or investments could pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products, services or technologies;

•	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	increases to our expenses;

•	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

•	inability to maintain relationships with key customers, vendors and other business partners of our current or acquired businesses;

•	diversion of management’s attention from their day-to-day responsibilities;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	entrance into marketplaces where we have no or limited prior experience and where competitors have stronger marketplace positions;

•	potential loss of key employees, particularly those of the acquired entity; and

•	historical financial information may no longer be representative or indicative of our results as a combined company.

Alternatively, while certain acquisitions or investments may be of strategic importance for the execution of our business plan, we may not ultimately be able to complete such acquisitions or investments on favorable terms, or at all, which may in turn materially affect our ability to grow or even cause us to lose market share, and could have a material adverse effect on our business, financial condition and results of operations.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets. For example, in our Medical segment, we have established collaboration relationships with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Biomet, DJO Surgical, Synthes and Zimmer. For more information, see “Business—Our Medical Segment—Collaboration Partners.” Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations or the ownership or license rights or control of intellectual property developed before or during the collaboration. If any conflicts arise with our current or future collaboration partners, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaboration partners or any future collaboration partners devote to our collaboration partners’ or our future products or services. Disputes with our collaboration partners may result in litigation or arbitration that would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, and are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaboration partners may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the Belgian Penal Code, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

Sophisticated software and complex 3D printed products may contain errors, defects or other performance problems at any point in the life of the product. If errors or defects are discovered in our current or future software or other products, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the medical sector, errors or defects in our software or products could lead to claims by patients against us and our customers and expose us to lawsuits that may damage our and our customers’ reputations. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective software or products. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements.

Errors, defects or other performance problems in our software or other products may also result in the loss of, or delay in, the market acceptance of our software, our products and related 3D printing or engineering services or postponement of customer deployment. Such difficulties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenue which would have been generated by our sales to companies participating in our customer’s supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology systems and databases to manage numerous aspects of our business and to provide analytical information to management. Our information technology systems allow us to, among other things, optimize our software development and research and development efforts, organize our in-house 3D printing services logistics, efficiently purchase products from our suppliers, provide other procurement and logistic services, ship and invoice products to our customers on a timely basis, maintain cost-effective operations and generally provide service to our customers. Our information technology systems are an essential component of our business and growth strategies, and a disruption to our information technology systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our information technology systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat (APT), application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service (DDoS) attacks. Any of the foregoing could attack our products and computer systems. Despite significant efforts to create security barriers to such programs, it is virtually impossible for us to entirely eliminate this risk. Like all software products and computer systems, our software products and computer systems are vulnerable to such cyber attacks. The impact of cyber attacks could disrupt the proper functioning of our software products and computer systems, cause errors in the output of our or our customers’ work, allow unauthorized access to sensitive, proprietary or confidential information of our company, our customers or the patients that we and our customers serve through our medical solutions. Moreover, as we continue to invest in new lines of products and services we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our product and service users. If any of the foregoing were to occur, our reputation may suffer, customers may stop buying our products or services, we could face lawsuits and potential liability, and our results of operations could be adversely affected.

We rely on third party technology, platform, carriers, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon a third party provider to host our main servers. If this provider is unable to handle current or higher volumes of use, experiences any interruption in operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against our third party hosting provider in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting provider could adversely affect our business and reputation.

Workplace accidents or environmental damage could result in substantial remedial obligations and damage to our reputation.

Accidents or other incidents that occur at our service centers and other facilities or involve our personnel or operations could result in claims for damages against us. In addition, in the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Our operations are subject to environmental laws and other government regulations that could result in liabilities in the future.

We are subject to local environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. Under certain environmental laws, we could be held solely or jointly and severally responsible, regardless of fault, for the remediation of any hazardous substance contamination at our service centers and other facilities and the respective consequences arising out of human exposure to such substances or other environmental damage. We may not have been and may not be at all times in complete compliance with environmental laws, regulations and permits, and the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. If we violate or fail to comply with environmental laws, regulations and permits, we could be subject to penalties, fines, restrictions on operations or other sanctions, and our operations could be interrupted. The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

We have four 3D printing service centers in Europe and the United States, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, we could suffer damage to our reputation, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.

We could experience unforeseen difficulties in building and operating key portions of our 3D printing infrastructure.

We have designed and built our own 3D printing operations, 3D printer platforms and other key portions of our technical infrastructure through which we serve our products and services, and we plan to continue to expand the size of our infrastructure through expanding our 3D printing facilities. The infrastructure expansion we may undertake may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our products. In addition, there may be issues related to this infrastructure that are not identified during the design and implementation phases, which may only become evident after we have started to fully utilize the underlying equipment, that could further degrade the user experience or increase our costs.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our software or other products. We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

•	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to our activities in the medical industry;

•

we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;

•	the amount of any liabilities that we may face may exceed our policy limits; and

•	we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could have a material adverse effect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time defending these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Current and future global economic uncertainties may adversely affect our results of operations.

Our results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring. Certain macroeconomic events, such as the current adverse conditions in the global economy, including most recently with the market disruptions caused by the economic and political challenges facing specific Eurozone countries such as Greece, Ireland, Italy, Portugal, and Spain, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. These economic developments could affect us in numerous ways, many of which we cannot predict. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions, or the effects these disruptions and conditions could have on us.

We face potential liability related to the privacy and security of personal information we collect.

In particular, but not exclusively, in connection with our Medical segment, we may have access to personal information that is subject to a number of U.S. federal and state, E.U. and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information.

In the United States, we are subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations, and associated contractual obligations as a “business associate” of healthcare providers. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. In the European Union, the Data Protection Directive, or DPD, imposes strict regulations and establishes a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all E.U. member states through national laws. DPD provides for specific regulations requiring all non-E.U. countries doing business with E.U. member states to provide adequate data privacy protection when receiving personal data from persons in any of the E.U. member states. In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our medical business.

Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our medical and other products and services, a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in our medical or other products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our products and services, and may affect our ability to invest in or jointly develop our products and services in the United States, the European Union and in foreign jurisdictions. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Risks Related to Our Medical Segment and Regulatory Environment

Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our medical products are subject to rigorous regulation by the European Commission, the FDA and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market. In addition, we are required to implement and maintain stringent reporting, labeling and record keeping procedures and make our facilities and operations subject to periodic inspections, both scheduled and unannounced, by the regulatory authorities. The medical device industry is also subject to a myriad of complex laws and regulations governing reimbursement, which varies from jurisdiction to jurisdiction in the European Union and which includes Medicare and Medicaid reimbursement in the United States as well as healthcare fraud and abuse laws, with these laws and regulations being subject to interpretation. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In certain public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry but that have not previously been challenged.

Various governmental agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against us can result in various actions that could adversely impact our medical operations, including:

•	the recall or seizure of products;

•	the suspension or revocation of the authority necessary for the production or sale of a product;

•	the delay of our ability to introduce new products into the market;

•	the suspension of shipments from particular manufacturing facilities;

•	the issuance of warning letters or untitled letters;

•	the imposition of operating restrictions;

•	the imposition of injunctions;

•	the imposition of fines and penalties;

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the exclusion of our products from being reimbursed by healthcare programs in the European Union or U.S. federal and state healthcare programs (such as Medicare, Medicaid, Veterans Administration health programs and Civilian Health and Medical Program of the Uniformed Services);

•	the delay or denial of customs clearance of our products for import in certain jurisdictions; and

•	other civil or criminal sanctions against us.

Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. Any of these actions, in combination or alone, or even a public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our medical business, financial condition, results of operations and cash flows. If investigated, we cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows.

In many of the countries in which we market our medical products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/ export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our medical surgical guides, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require our medical products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our medical business, financial condition, results of operations and cash flows.

As the government regulators in the European Union, United States and elsewhere have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future.

Modifications to our medical products marketed in the United States may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, technology, materials, packaging and certain manufacturing processes, may require a new 510(k) clearance or, possibly, a premarket approval, or PMA. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) clearance or PMA in the first instance, but the FDA may (and often does) review the manufacturer’s decision. The FDA may not agree with a manufacturer’s decision regarding whether a new clearance or approval is necessary for a modification, and may retroactively require the manufacturer to submit a premarket notification requesting 510(k) clearance or an application for PMA. We have made modifications to our medical products in the past and may make additional modifications in the future that we believe did not or will not require additional clearances or approvals. No assurance can be given that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA. If the FDA requires us to cease marketing and recall the modified device until we obtain a new 510(k) clearance or PMA, our medical business, financial condition, results of operations and future growth prospects could be materially adversely affected. Further, our medical products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

Our medical products must comply with the laws and regulations of the countries in which they are marketed, and compliance with applicable regulatory requirements may be costly and time-consuming.

In addition to complying with applicable healthcare regulations and requirements we must, and will be required in the future to, seek and obtain regulatory approvals, certifications or registrations and comply with the laws and regulations of the other countries in which we market and sell our medical products.

These laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. Obtaining and maintaining these regulatory approvals, certifications or registrations are expensive, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products. Once regulatory approval has been granted, we are also subject to continual review by regulatory authorities, including periodic routine inspections and audits of our facilities. If we fail to obtain or maintain regulatory approvals, certifications or registrations in any country in which we plan to market our medical products, our ability to generate revenue will be harmed.

The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain CE or FDA clearance or approval. The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks.

We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. Clearance or approval by the FDA in the United States, or declaration of conformity assessment and affixing a CE mark in the EEA, does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

Healthcare policy changes, including legislation to reform the U.S. healthcare system, could adversely affect us.

From time to time, legislation is drafted and introduced that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, regulations and guidance are often revised or reinterpreted in ways that may significantly affect our medical business and our medical products. It is impossible to predict whether legislative changes will be enacted or regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

For instance, the U.S. Patient Protection and Affordable Care Act, as amended by the U.S. Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, substantially changes the way U.S. healthcare is financed by both governmental and private insurers, encourages improvements in the quality of U.S. healthcare items and services, and significantly impacts the U.S. medical device industry. The PPACA includes, among other things, the following measures:

•	an excise tax on any entity that manufactures or imports medical devices offered for sale in the United States;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013 (referred to as the Physician Sunshine Payment Act), which reporting requirements will be difficult to define, track and report;

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payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and

•	an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

We cannot predict what healthcare programs and regulations will be ultimately implemented at the U.S. federal or state level, or at the E.U. level or within the implementing legislation of the individual E.U. Member States, or the effect of any future legislation or regulation. However, these provisions as adopted could meaningfully change the way healthcare is delivered and financed, and may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations.

In addition, in the future there may continue to be additional proposals relating to the reform of the healthcare systems of the United States, the European Union, any individual Member State of the European Union or any other jurisdiction where we may operate. Certain of these proposals could limit the prices we are able to charge for our medical products, or the amounts of reimbursement available for our medical products, and could limit the acceptance and availability of our medical products. The adoption of some or all of these proposals could have a material adverse effect on our financial position and results of operations.

Furthermore, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our results of operations due to increased pricing pressure in certain or all of the markets in which we operate. Governments, hospitals and other third-party payors could reduce the amount of approved reimbursements for our products. Reductions in reimbursement levels or coverage or other cost-containment measures could unfavorably affect our future results of operations.

Our financial performance may be adversely affected by medical device tax provisions in the health care reform laws.

The PPACA imposes a deductible excise tax equal to 2.3% of the price of a medical device on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, beginning in 2013. Under these provisions, the total cost to the medical device industry is estimated to be approximately $29 billion over 10 years. These taxes resulted in a significant increase in the tax burden on our industry, which could have a material, negative impact on our results of operations and our cash flows.

The use, including the misuse or off-label use, of our medical services and products may be deemed unauthorized use or improper promotion, which could harm our image in the marketplace or result in injuries that lead to product liability suits and could be costly to our business or result in regulatory sanctions.

Medical decisions may only be made and operations may only be executed by trained professionals who are authorized to do so in the jurisdictions in which they operate.

Our medical services and products are designed solely to support surgeons in the planning and performance of their operations. In our medical software products set up, training and engineering support, we make it very clear that responsibility for medical decisions rests exclusively with the responsible surgeon, who is responsible for carefully reviewing and explicitly approving the surgical plan that is proposed by our software and engineers. Nonetheless, we cannot assure you that patients, hospitals, surgeons or other parties will not try to hold us responsible for all or a part of the medical decisions underlying the operations that we support, exposing us to potential litigation or civil and criminal liability for unauthorized medical decision-making. Such actions or liability could lead governmental agencies to conclude that our products or services are used improperly, all of which could significantly damage our reputation and could materially impair the continued adoption of our medical services and product offering in the market.

In the markets in which we operate, our medical promotional materials and training methods must comply with numerous applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the relevant regulator or supervisory body. Use of a device outside of its cleared or approved indication is known as “off-label” use. If a relevant governmental authority determines that our medical promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. Other U.S. federal or state, European or other applicable foreign governmental authorities also might take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of our medical products would be impaired. Although we train our sales force not to promote our medical products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use, competent regulatory agency could conclude that we have engaged in off-label promotion. In addition, there may be increased risk of injury if surgeons attempt to use our medical products off-label.

Surgeons also may misuse our medical products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us. Any of these events could adversely affect our medical business, results of operations and reputation and our ability to attract and retain customers for our products and services.

If our marketed medical devices are defective or otherwise pose safety risks, the relevant governmental authorities could require their recall, or we may initiate a recall of our products voluntarily.

The relevant governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers, on their own initiative, may recall a product if any material deficiency in a device is found. A government mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our medical products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. Any recall could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers’ demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. We may initiate voluntary recalls involving our medical products in the future that we determine do not require notification of the relevant regulatory body. If a governmental agency disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our revenue. In addition, the relevant authority could take enforcement action for failing to report the recalls when they were conducted.

If our Medical segment products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, or MDR, we are required to report to the FDA any incident in which our medical product has malfunctioned and would be likely to cause or contribute to a death or serious injury if the malfunction happened again. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any adverse event involving our medical products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

In the European Economic Area, we must comply with the E.U. Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the European Economic Area. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the European Economic Area competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports, or NCARs. The E.U. Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the European Economic Area where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Our Medical segment’s 3D printing operations require us to comply with the FDA’s and other governmental authorities’ laws and regulations regarding the manufacture and production of medical devices, which is costly and could subject us to enforcement action.

We are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical products. We are also subject to the regulations of other jurisdictions regarding the manufacturing process for our medical products marketed outside of the United States, including the requirements of ISO 13485. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our medical products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA of new products or modified products;

•	withdrawing 510(k) clearances or PMAs that have already been granted;

•	refusal to grant export approval for our medical products; or

•	criminal prosecution.

Any of these actions could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers’ demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our medical products on a timely basis and in the required quantities, if at all.

We may be subject to or otherwise affected by U.S. federal and state, European or other healthcare laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Healthcare regulation by U.S. federal and state, European or other governments could significantly impact our medical business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our medical operations include:

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the U.S. federal Anti-Kickback Law, which constrains our marketing practices and those of our independent sales agencies, educational programs, pricing, bundling and rebate policies, grants for physician-initiated trials and continuing medical education, and other remunerative relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, intended to induce the purchase or recommendation of an item or service reimbursable under a U.S. federal healthcare program, such as the Medicare or Medicaid programs;

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U.S. federal false claims laws which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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HIPAA, and its implementing regulations, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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U.S. state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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similar foreign laws and regulations governing healthcare fraud and abuse, patient data privacy, interactions with healthcare professionals and related laws and regulations that apply to us in the countries in which we operate.

If our past or present operations are found to be in violation of any of such laws or any other governmental regulations that may apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from U.S. federal healthcare programs and the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our medical business and our financial results. The risk of our company being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Further, the recently enacted PPACA, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the U.S. federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Risks Related to Our Intellectual Property

If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality and other contractual arrangements with our employees, end-users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent our technologies, software, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted, and we may not be able to obtain foreign patents or elect to file applications corresponding to our U.S., E.U. or other patents. We intend to expand our business to certain countries that may not provide the same level of patent or other intellectual property protection as the United States and the European Union. Even if we assert our patents or obtain additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products or services similar to ours or potential customers may gain illegal access to our proprietary technology. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenue or gross margins, which could adversely affect our results of operations.

Moreover, several recent changes to the U.S. patent laws may impact our ability to obtain and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, or the AIA, includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our U.S. patent applications and the enforcement or defense of our issued U.S. patents, all of which could have a material adverse effect on our business and financial condition.

We may not be able to protect our trade secrets and intellectual property.

While some of our technology is licensed under patents belonging to others or is covered by process patents which are owned or applied for by us, much of our technology is not protected by patents. Furthermore, patents are jurisdictional in nature and therefore only protect us in certain markets, rather than globally. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally used or disclosed in violation of the agreements, or our competitors or other parties may learn of the information in some other way. We cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology and accordingly, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies, which may adversely affect our results of operations.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of our or third-party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

While we strive to avoid infringing the intellectual property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims that our products and technology, including the technology that we license from others, infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the field of 3D printing, or our customers may seek to invoke indemnification obligations to involve us in such intellectual property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

Intellectual property disputes and litigation, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. Third-party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to governmental patent agencies, including the USPTO in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position could be adversely affected.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our past and present employees were previously employed at other companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.

We have license agreements with respect to certain intellectual property that is important to our business and that may include exclusivity and non-competition undertakings. For example, we have an arrangement with Materialise Dental NV, the entity that resulted from the spinoff of our former dental related business and was acquired by a third party, that distinguishes the dental business that Materialise Dental NV now pursues from the businesses, such as CMF, that we continue to pursue following the sale. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements. If we fail to comply with our obligations under our intellectual property-related agreements, or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.

We have entered into collaboration agreements with a number of industrial and medical device companies, including Biomet, DJO Surgical, Synthes and Zimmer. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected. For additional information, see “Business—Intellectual Property.”

Our use of open source software may expose us to additional risks and harm our intellectual property.

Some of our proprietary software, including some of our 3D printing software, may use or incorporate open source software. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open source code on unfavorable terms or at no cost. While we have assessed the use of open source software in our proprietary software, including that in our 3D printing software, and do not believe that we have used open source software in a manner that would require us to disclose the source code to any of our proprietary software, use requiring such disclosure could inadvertently occur and any requirement to disclose our proprietary source code could adversely affect our business.

Risks Related to the ADSs and this Offering

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ADS will be substantially higher than the net tangible consolidated book value per ADS prior to this offering. Consequently, if you purchase ADSs in this offering at an assumed initial public offering price of $13.00, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $10.57 per ADS from an accounting perspective on a consolidated basis. For further information regarding the dilution resulting from this offering, please see the section entitled “Dilution” in this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise the overallotment option, you will experience additional dilution.

There is no established trading market for the ADSs or our ordinary shares.

This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or our ordinary shares currently exists. We intend to apply to list the ADSs on the NASDAQ Global Market subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the NASDAQ Global Market would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Even if the ADSs are listed on the NASDAQ Global Market, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

The ADSs may experience price and volume fluctuations.

The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

•	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

•	the mix of products that we sell, and related services that we provide, during any period;

•	delays between our expenditures to develop and market new products and the generation of sales from those products;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products and services;

•	success or failure of research and development projects of us or our competitors;

•	announcements of acquisitions by us or one of our competitors;

•	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

•	changes in regulatory policies or tax guidelines;

•	changes or perceived changes in earnings or variations in operating results;

•	any shortfall in revenue or net income from levels expected by investors or securities analysts; and

•	general economic trends and other external factors.

Any of these could result in a material decline in the price of the ADSs.

Members of our board of directors and senior management own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

Prior to this offering, members of our board of directors and senior management beneficially owned approximately 90% of our ordinary shares and, upon consummation of this offering, that same group will hold approximately 75% of our outstanding ordinary shares (including ordinary shares represented by ADSs), assuming no exercise of the underwriters’ over-allotment option. These existing shareholders will have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our articles of association and other extraordinary transactions. For example, these existing shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. In addition, our articles of association provide that, as long as

Wilfried Vancraen, our founder and Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of our company who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. See “Description of Share Capital.” This concentration of ownership within this group of existing shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have 8,000,000 ADSs outstanding representing 8,000,000 ordinary shares. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The ordinary shares and ADSs held by the members of our board of directors, our senior management, key employees and certain shareholders, including the selling shareholders, will be available for sale upon the expiration of a lock-up period, which will expire 180 days after the date of this prospectus. Any or all of these ordinary shares or ADSs may be released prior to expiration of the lock-up period with the prior written consent of Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC. To the extent ordinary shares or ADSs are released before the expiration of the lock-up period and these ordinary shares or ADSs are sold into the market, the market price of the ADSs could decline. See “Shares Eligible for Future Sales” and “Underwriting” for a more detailed description of the terms of these lock-up arrangements.

The dilutive effect of our warrants and convertible bonds could have an adverse effect on the future market price of the ADSs or otherwise adversely affect the interests of our shareholders.

Based on outstanding granted warrants and outstanding convertible bonds as of March 31, 2014, upon completion of this offering and taking into account the 4-for-1 stock split of our outstanding ordinary shares to be effected concurrently with the closing of this offering, there will be outstanding granted warrants to subscribe for an aggregate of 649,864 ordinary shares at a weighted average exercise price of €1.73 per share, and €1.0 million of outstanding convertible bonds convertible into an aggregate of 508,905 ordinary shares at a conversion price of €1.97 per share. These securities likely will be exercised or converted if the market price of the ADSs equals or exceeds the applicable exercise or conversion price. To the extent such securities are exercised or converted, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depository to ask for their instructions. Otherwise, holders of ADSs will not be able to exercise their right to vote, unless they withdraw our ordinary shares underlying the ADSs they hold to vote them in person or by proxy. However, holders of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of ADSs, the depositary, upon timely notice from us, will notify holders of ADSs of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders of ADSs a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from holders of ADSs on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) substantial opposition exists, or (ii) such matter materially and adversely affects the rights of shareholders. We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or our company if their shares are not voted as they have requested or if their shares cannot be voted.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial statements prepared under generally accepted accounting principles in Belgium, or Belgian GAAP. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. Our legal reserve currently meets this requirement. As a consequence of these facts there can be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount. If the price of the ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic issuers. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2014. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2013, an immaterial amount of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in the ADSs being less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting and governance requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. We cannot predict if investors will find the ADSs less attractive because we will rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which in certain circumstances could be as late as the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ Stock Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or its committees. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us or our directors and senior management.

We are a Belgian limited liability company. None of the members of our board of directors and senior management is a resident of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. These grounds mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defense, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

Holders of ADSs are not treated as shareholders of our company.

By participating in this offering you will become a holder of ADSs with underlying shares in a Belgian limited liability company. You should be aware that holders of ADSs are not treated as shareholders of our company, unless they withdraw our ordinary shares underlying the ADSs that they hold. The depository is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

We are a Belgian limited liability company but will not be a listed company in Belgium, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.

We are organized as a limited liability company (naamloze vennootschap / société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we qualify as a public company (een vennootschap die een openbaar beroep op het spaarwezen heeft gedaan / une société ayant fait publiquement appel à l’épargne), but not as a listed company (genoteerde vennootschap / société cotée) because none of our securities are listed on any regulated market in the European Economic Area. The Belgian corporate law provisions that are applicable to Belgian listed companies do therefore not apply to us. Furthermore, we are not subject to most of the disclosure obligations applicable to Belgian listed companies. As a result, shareholders of our company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian listed company.

You should also be aware that the rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

For additional information on these and other aspects of Belgian corporate law and our articles of association, see “Description of Share Capital.” As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. corporation.

As a foreign private issuer, we are not subject to certain NASDAQ Stock Market corporate governance rules applicable to U.S. listed companies.

In connection with this offering, we will be relying on provisions in the Listing Rules of the NASDAQ Stock Market that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow Belgian corporate law and the Belgian Company Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Global Market. See “Management—Differences between Our Corporate Governance Practices and Those Set Forth in the NASDAQ Stock Market Listing Requirements.”

Holders of ADSs or ordinary shares have limited rights to call shareholders’ meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of our company.

Except under limited circumstances, only the board of directors may call a shareholders’ meeting. Shareholders who collectively own at least 20% of the ordinary shares of our company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. As a result, the ability of holders of the ADSs or ordinary shares to participate in and influence the governance of our company is limited.

Holders of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

The deposit agreement expressly limits the obligations and liability of us and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we:

•	are prevented or hindered in performing any obligation by circumstances beyond their control;

•	exercise or fail to exercise discretion under the deposit agreement;

•	perform our obligations without negligence or bad faith;

•	take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of the ADSs or any other qualified person; or

•	rely on any documents we believe in good faith to be genuine and properly executed.

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the ADSs which may involve it in expense or liability unless it is indemnified to its satisfaction. These provisions of the deposit agreement will limit the ability of holders of the ADSs to obtain recourse if we or the depositary fails to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

Investors may not be able to participate in equity offerings, and ADS holders may not receive any value for rights that we may grant.

In accordance with Belgian corporate law, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are canceled or limited by resolution of our shareholders’ meeting or the board of directors. Our shareholders’ meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not canceled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

If rights are granted to our shareholders, as the case may be, but the depositary is unable to sell rights corresponding to shares represented by ADSs that are not exercised by, or distributed to, ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the depositary may allow the rights to lapse, in which case ADS holders will receive no value for such rights.

Shareholders in jurisdictions with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares.

Any future payments of dividends on shares will be denominated in euro. The U.S. dollar—or other currency—equivalent of any dividends paid on our shares or received in connection with any sale of our shares could be adversely affected by the depreciation of the euro against these other currencies.

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways the holders of the ADSs may not agree with or that do not yield a favorable return, if any. We intend to use the net proceeds of this offering for the following purposes: (i) to expand our 3D printing service center capacity, including the addition of new printers and additional technologies; (ii) to increase our sales and marketing teams worldwide; (iii) additional research and development activities; and (iv) general corporate purposes (including, but not limited to, potential acquisitions or partnerships). However, our use of these proceeds may differ substantially from our current plans. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our results of operations, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

In order to satisfy our obligations as a public company, we may need to hire qualified accounting and financial personnel with appropriate public company experience.

As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

We do not expect to be a passive foreign investment company, or a PFIC. However, the relevant rules are not entirely clear and certain aspects of the tests will be outside our control; therefore, no assurance can be given that we will not be classified as a PFIC for any taxable year. If you are a U.S. taxpayer and we are determined to be a PFIC at any time during your holding period, you may be subject to materially adverse consequences, including additional tax liability and tax filing obligations. See “Taxation—U.S. Taxation of ADSs and Ordinary Shares—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims,” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, results of operations, cash needs, spending of the proceeds from this offering, capital expenditures, share-based payment and other expenses, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

•	our ability to enhance and adapt our software, products and services to meet changing technology and customer needs;

•	fluctuations in our revenue and results of operations;

•	our ability to operate in a highly competitive and rapidly changing industry;

•	our ability to adequately increase demand for our products and services;

•	our collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties;

•	our dependence upon sales to certain industries;

•	our relationships with suppliers;

•	our ability to attract and retain senior management and other key employees;

•	any disruptions to our service center operations, including by accidents, natural disasters or otherwise;

•	our ability to raise additional capital on attractive terms, or at all, if needed to meet our growth strategy;

•	our ability to adequately protect our intellectual property and proprietary technology;

•	our international operations;

•	our ability to comply with applicable governmental laws and regulations to which our products, services and operations are subject; and

•	the other factors listed in the “Risk Factors” section of this prospectus and elsewhere in this prospectus.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

You should also read carefully the factors described in the “Risk Factors” section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them.

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of the ADSs on the NASDAQ Global Market. The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

Year Ended December 31,	High	Low	Average	Year End
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3284	1.3779

Month	High	Low	Average	Month End
January 2014	1.3682	1.3500	1.3618	1.3500
February 2014	1.3806	1.3507	1.3665	1.3806
March 2014	1.3927	1.3731	1.3828	1.3777
April 2014	1.3898	1.3704	1.3810	1.3864
May 2014	1.3924	1.3596	1.3739	1.3640

The noon buying rate of the Federal Reserve Bank of New York for the euro on May 30, 2014 was €1.00 = $1.3640.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $95.7 million, assuming an initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per ADS would increase (decrease) the net proceeds from this offering to us by approximately $7.4 million, assuming no change to the number of ADSs offered as set forth on the cover page of this prospectus. An increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us would increase (decrease) the net proceeds to us by approximately $12.1 million.

If the underwriters’ over-allotment option is exercised in full, we estimate the selling shareholders will receive net proceeds of approximately $14.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders, which are estimated to be approximately $20,000, based on the assumed initial public offering price of $13.00 per ADS. We will not receive any proceeds from the sale of ADSs by the selling shareholders. See “Principal and Selling Shareholders” and “Underwriting.”

We intend to use the net proceeds of this offering for the following purposes:

•	to expand our 3D printing service center capacity, including the addition of new printers and additional technologies (between $14.0 million and $28.0 million);

•	to increase our sales and marketing teams worldwide (between $7.0 million and $14.0 million);

•	to fund additional research and development activities (between $7.0 million and $14.0 million); and

•	the remainder for general corporate purposes (including, but not limited to, potential acquisitions or partnerships).

We expect our research and development expenses, sales and marketing expenses and general and administrative expenses to increase in the near term as a result of our contemplated use of the net proceeds of this offering. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” in this prospectus. For example, management may determine that market conditions warrant slowing or accelerating the expansion of our 3D printing service center capacity and/or the increase or decrease of our sales and marketing efforts in certain regions or segments. Management may also discontinue certain research and development activities in the event where management were to conclude that such activities are unlikely to reach the desired results within the foreseen budgets or timing. Also, the occurrence of unforeseen events or business opportunities could result in our management deciding not to allocate the funds entirely as currently anticipated. In the event where funds would not be fully allocated to certain of the currently foreseen purposes, then we currently expect that these funds will be used for general corporate purposes. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares, and we have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit our ability to pay dividends, including under agreements for indebtedness that we may incur, will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that our board of directors deems relevant.

All of the shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a shareholders’ meeting, although our board of directors may declare interim dividends without shareholder approval. See “Description of Share Capital.”

Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory Belgian GAAP financial statements. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. Our legal reserve currently meets this requirement. As a consequence of these facts there can be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Taxation—Belgian Taxation.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to:

•	the conversion of all Class A ordinary shares, Class B ordinary shares and Class C ordinary shares outstanding as of March 31, 2014 into an aggregate of 9,768,014 ordinary shares;

•	the 4-for-1 stock split of our ordinary shares into 39,072,056 ordinary shares;

•	the effectiveness of our amended and restated articles of association concurrently with the closing of this offering; and

•

the sale by us of 8,000,000 ADSs in this offering at an assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is for illustrative purposes only. Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma Adjustments	Pro Forma As Adjusted
	(unaudited)
	(in thousands of €)
Cash and cash equivalents	11,636	69,469	81,105

Loans & borrowings	16,845	—	16,845
Shareholders’ equity:
Ordinary shares (no nominal value, at par value), no ordinary shares and 7,645,267 Class A ordinary shares, 668,174 Class B ordinary shares and 1,454,573 Class C ordinary shares issued and outstanding actual; 39,072,056 ordinary shares and no Class A ordinary shares, Class B ordinary shares or Class C ordinary shares issued and outstanding pro forma; and 47,072,056 ordinary shares and no Class A ordinary shares, Class B ordinary shares or Class C ordinary shares issued and outstanding pro forma as adjusted	2,235	1,832	4,067
Share premium	12,321	67,637	79,958
Reserves	3,341	—	3,341
Other comprehensive income	(69)	—	(69)

Equity attributable to the owners of Materialise NV	17,828	69,469	87,296
Non-controlling interest	5	—	5

Total equity	17,833	69,469	87,302

Total capitalization	34,678	69,469	104,147

The table set forth above is based on the number of ordinary shares and Class A, B and C ordinary shares outstanding as of March 31, 2014. This table excludes:

•

162,466 Class B ordinary shares issuable upon exercise of outstanding granted warrants as of March 31, 2014, at a weighted-average exercise price of €6.93 per share, which will become warrants that are exercisable for an aggregate of 649,864 ordinary shares, at a weighted average exercise price of €1.73 per share, upon closing of this offering;

•

127,226 Class A ordinary shares issuable upon conversion of €1.0 million of outstanding convertible bonds as of March 31, 2014, at a conversion price of €7.86 per share, which will become bonds that are convertible into an aggregate of 508,905 ordinary shares, at a conversion price of €1.97 per share, upon closing of this offering; and

•

1,200,000 ordinary shares issuable upon exercise of warrants to be granted under the 2014 Warrant Plan, at an exercise price per warrant equal to the euro-equivalent of the ADSs being offered in this offering.

DILUTION

If you invest in the ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less goodwill, intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion gives effect to the 4-for-1 stock split of our outstanding ordinary shares to be effected concurrently with the closing of this offering and assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing one ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the initial public offering price per ADS.

Our net tangible book value as of March 31, 2014 was $18.8 million, or $0.48 per ADS. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the conversion of all Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into ordinary shares upon the closing of this offering and the sale by us of the ADSs in this offering at an assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2014 would have been approximately $114.5 million, or $2.43 per ADS. This amount represents an immediate increase in our pro forma net tangible book value of $1.95 per ADS to our existing shareholders and an immediate dilution of $10.57 per ADS to new investors purchasing the ADSs in this offering at the initial public offering price.

The following table illustrates this dilution per ADS, giving effect to the stock split that will be effected concurrently with the closing of this offering:

		Per ADS (in $)

Assumed initial public offering price		$13.00

Historical net tangible book value as of March 31, 2014	$0.48

Increase in net tangible book value attributable to investors purchasing ADSs in this offering	1.95

Pro forma net tangible book value after giving effect to this offering		2.43

Dilution to new investors purchasing in this offering		$10.57

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value after this offering by $0.16 per ADS, and the dilution in pro forma net tangible book value to new investors by $0.84 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us would increase (decrease) our pro forma net tangible book value after this offering by $0.20 per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $0.20 per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on a pro forma basis, as of March 31, 2014, the differences between the shareholders as of March 31, 2014 and the new investors with respect to the number of ordinary shares purchased from us and the selling shareholders, the total consideration paid and the average price per ordinary share paid by existing shareholders and by investors participating in this offering at an assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders	39,072,056	83.0%	3,078,656	2.9%	$0.08	$0.08
New investors	8,000,000	17.0%	104,000,000	97.1%	13.00	13.00

Total	47,072,056	100.0%	107,078,656	100.0%	$2.27	$2.27

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $8.0 million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our existing shareholders would own 37,872,056 ADSs or, 80.5%, in the aggregate, and our new investors would own 9,200,000 ADSs or, 19.5%, in the aggregate, of the total number of ADSs outstanding after this offering.

The table set forth above excludes the following shares:

•

162,466 Class B ordinary shares issuable upon exercise of outstanding granted warrants as of March 31, 2014, at a weighted-average exercise price of €6.93 per share, which will become warrants that are exercisable for an aggregate of 649,864 ordinary shares, at a weighted average exercise price of €1.73 per share, upon closing of this offering;

•

127,226 Class A ordinary shares issuable upon conversion of €1.0 million of outstanding convertible bonds as of March 31, 2014, at a conversion price of €7.86 per share, which will become bonds that are convertible into an aggregate of 508,905 ordinary shares, at a conversion price of €1.97 per share, upon closing of this offering; and

•

1,200,000 ordinary shares issuable upon exercise of warrants to be granted under the 2014 Warrant Plan, at an exercise price per warrant equal to the euro-equivalent of the ADSs being offered in this offering.

To the extent that we grant warrants or other equity awards to our directors, senior management or employees in the future, and those warrants or other equity awards are exercised or become vested or other issuances of our ordinary shares are made, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL AND OPERATING DATA

We present below our selected historical financial and operating data. The historical financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS. The historical financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim condensed consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.”

Consolidated Income Statements Data:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(unaudited)	(unaudited)		(unaudited)
	(in thousands of $, except per share data)(1)	(in thousands of €, except per share data)		(in thousands of $, except per share data)(1)	(in thousands of €, except per share data)
Revenue	25,753	18,693	15,523	94,678	68,722	59,107
Cost of sales.	(10,524)	(7,639)	(6,285)	(37,458)	(27,189)	(23,792)

Gross profit	15,229	11,054	9,238	57,220	41,533	35,315

Research and development expenses	(4,380)	(3,179)	(2,515)	(14,598)	(10,596)	(9,424)
Sales and marketing expenses	(7,825)	(5,680)	(4,929)	(30,805)	(22,360)	(19,768)
General and administrative expenses	(3,742)	(2,716)	(2,118)	(11,916)	(8,649)	(8,101)
Other operating income	1,474	1,070	716	7,036	5,107	4,577
Other operating expenses	(154)	(112)	32	(847)	(615)	(488)

Operating profit	602	437	424	6,089	4,420	2,111

Financial expenses	(274)	(199)	(144)	(1,736)	(1,260)	(1,049)
Financial income	45	33	21	376	273	512

Profit before taxes	373	271	301	4,730	3,433	1,574
Income taxes	(260)	(189)	(115)	(29)	(21)	(121)

Net profit	113	82	186	4,701	3,412	1,453
Net profit (loss) attributable to:
The owners of the parent	167	121	219	4,834	3,509	1,551
Non-controlling interest	(54)	(39)	(33)	(134)	(97)	(98)
Pro forma net profit(2)	(241)	(175)		3,283	2,383
Pro forma net profit (loss) attributable to:
The owners of the parent(2)	(187)	(136)		3,417	2,480
Non-controlling interest(2)	(54)	(39)		(134)	(97)

Earnings per share attributable to the owners of the parent
Basic	$0.02	€ 0.01	€ 0.02	$0.51	€ 0.37	€ 0.16
Diluted	$0.02	€ 0.01	€ 0.02	$0.51	€ 0.37	€ 0.16
Weighted average number of ordinary shares for basic earnings per share		9,768	9,432		9,460	9,431
Weighted average number of ordinary shares adjusted for effect of dilution		9,976	9,509		9,551	9,516
Pro forma basic(2)	$(0.005)	€ (0.003)		$0.090	€ 0.066
Pro forma diluted(2)	$(0.005)	€ (0.003)		$0.087	€ 0.063
Pro forma weighted average number of ordinary shares for basic earnings per share(2)		39,072			37,841
Pro forma weighted average number of ordinary shares adjusted for effect of dilution(2)		41,104			39,406

Consolidated Statements of Comprehensive Income Data:

Net profit	113	82	186	4,701	3,412	1,453
Other comprehensive income (loss), net of taxes	(55)	(40)	(27)	(43)	(31)	(19)

Total comprehensive income for the year, net of taxes	58	42	159	4,658	3,381	1,434

(1)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(2)

Pro forma figures give effect to (i) the 4-for-1 stock split of our outstanding ordinary shares to be effected after effectiveness of the registration statement of which this prospectus forms a part and concurrently with the closing of this offering and (ii) the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares, to be effected concurrently with the closing of this offering and taking into account the 4-for-1 stock split, at an exercise price per warrant equal to the euro-equivalent of the ADSs being offered in this offering, in each case, as if such transactions were completed at the beginning of such period. Assumes the exercise price of the warrants is equal to €9.44 (the euro equivalent, based on the euro to dollar exchange rate on March 31, 2014, of the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus). Ordinary shares to be issued in connection with this offering are excluded from the pro forma calculations.

Consolidated Statements of Financial Position Data:

	As of March 31,		As of December 31,
	2014	2014	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
	(in thousands of $)(1)	(in thousands of €)	(in thousands of $)(1)	(in thousands of €)
Inventory	3,652	2,651	4,585	3,328	3,487
Trade receivables	19,215	13,947	17,059	12,382	11,109
Cash and cash equivalents	16,031	11,636	17,356	12,598	6,417
Total assets	80,024	58,085	76,721	55,688	46,675
Total liabilities	55,455	40,252	52,288	37,953	33,338
Net assets(2)	24,569	17,833	24,434	17,735	13,337
Total equity	24,569	17,833	24,434	17,735	13,337

(1)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(2)	Net assets represents total assets less total liabilities.

Other Data:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(in thousands of $)(1)	(in thousands of €)		(in thousands of $)(1)	(in thousands of €)
EBITDA(2) (unaudited)	1,926	1,398	1,200	10,484	7,610	5,023

(1)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

(2)

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income) and depreciation and amortization. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Information.”

The following table reconciles net profit to EBITDA for the periods presented:

	For the Three Month Period Ended March 31,			Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of $)(A)	(in thousands of €)		(in thousands of $)(A)	(in thousands of €)
Net profit	113	82	186	4,701	3,412	1,453
Income taxes	260	189	115	29	21	121
Financial expenses	274	199	144	1,736	1,260	1,049
Financial income	(45)	(33)	(21)	(376)	(273)	(512)
Depreciation and amortization	1,324	961	776	4,395	3,190	2,911

EBITDA (unaudited)	1,926	1,398	1,200	10,484	7,610	5,023

(A)

Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information set forth in “Selected Financial and Operating Data,” and our consolidated financial statements and accompanying notes included elsewhere herein.

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Business” and elsewhere in this prospectus.

Overview

Company Overview

We are a leading provider of additive manufacturing software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing, with a current installed base of more than 8,000 licenses. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology was directly responsible for the design and manufacture of over 146,000 customized, patient-specific medical devices during 2013. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we printed more than 500,000 medical devices, prototypes, production parts, and consumer products during 2013. As of March 31, 2014, our team consisted of 997 FTEs and fully dedicated consultants, holding 410 masters degrees, of whom 48 had PhDs. Our portfolio of intellectual property features 62 patents and 101 pending patent applications as of March 31, 2014. For the year ended December 31, 2013, we generated €68.7 million of revenue, representing 16.3% growth over the prior year, EBITDA of €7.6 million and net profit of €3.4 million. For the three months ended March 31, 2014, we generated €18.7 million of revenue, representing 20.4% growth over the same period in the prior year, EBITDA of €1.4 million and net profit of €0.1 million. For a description of EBITDA and a reconciliation of our net profit to our EBITDA, see “—Other Financial Information” below.

Seasonality

Although end markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality, the historical impact on our Medical and Industrial Production segments has not been material. Historically, the revenue of our 3D Printing Software segment have been stronger in the fourth quarter of the calendar year (which is also our fiscal year) as compared to the revenue of each of the other quarters. A number of our customers have purchased their first release in the fourth quarter and tend to renew, extend and/or broaden the scope of their license on the anniversary date of their first purchase. In addition, we have in the past often released new software products and versions in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Growth Strategy

In our 3D Printing Software segment, we expect that the demand for software platforms such as ours, which interface with virtually all 3D printers, is likely to grow as sales of 3D printing systems, in particular for professional use, continue to grow. We believe that we can continue to increase the market penetration of our software platforms by expanding relationships with OEMs as well as with industrial users of 3D printers. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet, in particular, the demands of new entrants to the OEM market, we intend to also invest significantly in the development of our software products, including to further their compatibility with almost all 3D printers on the market.

In our Medical segment, we intend to invest significantly in the development of new clinical services offerings, in both large scale and specialty markets, because we believe that there are growth opportunities for new applications and because we acknowledge that some of our collaboration partners will bring their own solutions to the market replacing certain of our current product offerings. We also intend to invest in the expansion of the distribution channels for our clinical services. Because customized medical products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe medical software tools, such as our company, that can pass significant regulatory scrutiny. In order to form the basis of stable annual revenue growth in the longer term, we are transitioning from a perpetual to a time-based license model for certain of our medical software products. This transition may affect revenue levels in the near term, but we believe it will ensure the continuing strength of our business model going forward. Over the last year, our medical engineering services offerings, which we continue to build, have been assisting medical device companies in their designs. Our engineers not only serve the orthopedic field but also the cardiovascular field where new and customized approaches are being developed and sizing of devices is an important development area. As product managers in the medical device industry continue to recognize the value of, and need for, specialized advice and assistance in the design of new 3D printable devices, our medical engineering services may grow accordingly.

In our Industrial Production segment, we believe that demand for 3D printing services will continue to grow across geographies. We believe that there is particular potential to grow our presence in the markets for additive manufacturing of industrial end products, fixtures for the automotive industry and consumer 3D printed products. For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market that we focus on. In addition, we believe that the cooperation between our local sales teams, which are in close proximity to our customers, and our engineering teams, which can bring in additional expertise where required, is an important asset to further increase our customer base. Our RapidFit Inc. subsidiary was recently established in the United States to directly serve the U.S. market with our fixturing technology. If we successfully establish the RapidFit+ products in the United States, we may consider further expansion to other regions. We believe that, in the highly consolidated and still consolidating automotive market, a high added value technology such as ours can be a driver for the consolidation of the currently fragmented submarket of measurement fixtures. We consider i.materialise as a component of our long-term strategy that may eventually penetrate the large consumer market once the general public becomes more familiar with 3D printing technology and logistic chains become more suitable to address this vast market. We intend to gradually invest in growing our presence in this market by initially addressing more focused customer groups such as “home professionals.”

Recent Developments

Joint Venture Term Sheet

On April 10, 2014, we executed a binding term sheet with RS Scan International NV, a Belgian company that designs and sells, among other things, foot scanning equipment and customized footwear, with respect to the establishment of a 50/50 joint venture that will be active in the combined business of (i) providing technology for the design and additive manufacturing of customized footwear and footwear components and (ii) producing, with additive manufacturing technology, such footwear products. Each party will initially contribute €500,000 to the joint venture at its incorporation and will commit to contribute an additional €1.5 million. Although the term sheet is binding on the parties, completion of the joint venture will be subject to the negotiation of and entry into definitive transaction documentation and, accordingly, there can be no assurance that we will enter into this joint venture.

There has been no other significant change in our financial condition or results of operations since March 31, 2014.

Estimated Results of Operations

We expect our research and development expenses, sales and marketing expenses and general and administrative expenses to increase in the near term as a result of our contemplated use of the net proceeds of this offering. Based on our current expectations regarding the amounts and timing of our actual use of the proceeds during the year ending December 31, 2014, we expect to incur additional research and development expenses, sales and marketing expenses and general and administrative expenses of approximately €3.5 million during 2014 associated with our use of the net proceeds and the acceleration of our investments in our 3D printing service centers, sales and marketing teams and research and development activities.

In addition, during the year ending December 31, 2014, we expect to incur approximately €0.5 million of non-cash charges in the form of share-based payment expenses related to equity-settled transactions associated with the issuance of 1,200,000 new warrants to purchase 1,200,000 ordinary shares upon the closing of this offering, assuming the exercise price of these warrants is equal to €9.44 (the euro equivalent, based on the euro to U.S. dollar exchange rate on March 31, 2013, of the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus). Further, as discussed under “—Additional Information Regarding Ordinary Share Value—Initial Public Offering Estimated Price Range,” we have determined to take incremental non-cash charges in the form of share-based payment expenses related to equity-settled transactions in respect of the 116,974 warrants to purchase 467,896 ordinary shares we issued during October 2013 to January 2014. During the year ending December 31, 2014, we expect to incur approximately €199,000 of incremental charges in respect of such warrants.

Although we were profitable in 2012 and 2013, based on our current expectations regarding our results of operations for the year ending December 31, 2014, we expect to experience a net loss in the year ending December 31, 2014, primarily as a result of our expected increased expenses associated with the use of the net proceeds of this offering and with such warrant grants.

Our expectations regarding financial performance for the year ending December 31, 2014, including our expectations regarding the timing and amounts of the expenses and charges discussed above, are subject to risks and uncertainties, many of which are not within our control. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed products and services.

In our 3D Printing Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services.

In our Medical segment, we generate revenue through the sale of medical devices that we print for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

In our Industrial Production segment, we generate revenue through the sale of parts that we print for our customers.

Software.    Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. Our software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active. Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. We generally recognize revenue from our time-based licenses and our maintenance revenue ratably on a straight-line basis over the term of the applicable license or maintenance contracts. Our software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by our customers’ usage and budget cycle. Software development services are typically charged either on a time and materials basis or on a fixed fee basis.

3D printed products and services.    3D printed products revenue is derived from our network of 3D printing service centers. Our service centers not only utilize our 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that we print for our customers. Sales of these products are linked to the number of our 3D printing machines that are installed and active worldwide. In our Medical segment, 3D printed products can often be sold at higher margins than in our Industrial Production segment because medical products require a highly regulated production environment and are often sold in combination with software solutions and engineering services.

Cost of Sales

Our cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, depreciation and reserves for inventory obsolescence. Our manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

Research and Development Expenses

Our research and development activities primarily consist of engineering and research programs associated with our products under development as well as research and development activities associated with our core technologies and processes. Research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. We also incur expenses for software and materials, supplies, costs for facilities and equipment, depreciation, and outside design and outside research support.

Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, surgical guide and other product development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. As such, all research and development costs are expensed as incurred.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our marketing, sales and business development functions. Other significant expenses include travel, depreciation, product demonstration samples, brochures, websites and trade show expenses.

General and Administrative Expenses

Our general and administrative expenses consist of employee compensation, including salary, fringe benefits and share-based compensation for our executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

Other Operating Income

Other operating income mainly consists of government grants, withholding tax exemptions for qualifying researchers and recharges of costs incurred for third parties. The government grants are directly related to our research and development effort conducted in our business segments or in our central research and development department. Similarly, the withholding tax exemptions are granted as a cost reduction for qualifying researchers, and are as such directly related to the level of research and development activity.

Government grants are recognized as income on a systematic basis over the periods in which we recognize expenses for the related costs for which the grants are intended to compensate.

Financial Expenses

Our financial expenses primarily include costs associated with our interest payments on our debt obligations.

Other Financial Information

We believe EBITDA (earnings before interest, taxes, depreciation and amortization) is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income) and depreciation and amortization of intangible assets and property, plant and equipment. Disclosure in this prospectus of EBITDA, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered as an alternative to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to EBITDA

	For the Three Month Period Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands of €)
Net profit	82	186	3,412	1,453
Income taxes	189	115	21	121
Financial expenses	199	144	1,260	1,049
Financial income	(33)	(21)	(273)	(512)
Depreciation and amortization	961	776	3,190	2,911

EBITDA (unaudited)	1,398	1,200	7,610	5,023

Results of Operations

Comparison of the Three Months Ended March 31, 2014 and 2013

	For the Three Month Period Ended March 31,
	2014	2013	% Change
	(in thousands of €)		(%)
Revenue	18,693	15,523	20.4%
Cost of sales	(7,639)	(6,285)	21.5%

Gross profit	11,054	9,238	19.7%

Research and development expenses	(3,179)	(2,515)	26.4%
Sales and marketing expenses	(5,680)	(4,929)	15.2%
General and administrative expenses	(2,716)	(2,118)	28.2%
Other operating income	1,070	716	49.4%
Other operating expenses	(112)	32	(450.0)%

Operating profit	437	424	3.1%

Financial expenses	(199)	(144)	38.2%
Financial income	33	21	57.1%

Profit before taxes	271	301	(10.0)%

Income taxes	(189)	(115)	64.3%

Net profit	82	186	(55.9)%

Comparison for the Three Months Ended March 31, 2014 and 2013 by Segment

	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations(1)	Consolidated
	(in thousands of €, except percentages)
For the three month period ended March 31, 2014
Revenue	4,035	6,968	7,483	18,486	207	18,693
Segment EBITDA (unaudited)	1,707	946	(71)	2,583	(1,185)	1,398

Segment EBITDA %	42.3%	13.6%	(0.9)%	14.0%		7.5%

For the three month period ended March 31, 2013
Revenue	3,109	6,563	5,829	15,500	23	15,523
Segment EBITDA (unaudited)	1,163	1,027	(69)	2,121	(921)	1,200

Segment EBITDA %	37.4%	15.6%	(1.2)%	13.7%		7.7%

(1)

Adjustments & Eliminations to Revenue consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue.    Revenue was €18.7 million in the three months ended March 31, 2014 compared to €15.5 million in the three months ended March 31, 2013, an increase of €3.2 million, or 20.4%.

Our consolidated growth from 2013 to 2014 was impacted negatively by currency exchange losses, mainly as a result of the weaker U.S. dollar and Japanese Yen. If our revenue for the three months ended March 31, 2014 was based on average currency exchange rates during the first quarter of 2013, our revenue would have been close to €19.0 million (instead of €18.7 million), which would have represented an increase of 22.6% (instead of 20.4%) as compared to the three months ended March 31, 2013.

Revenue by geographical area is presented as follows:

	For the Three Month Period Ended March 31,
	2014	2013
	(in thousands of €)
United States	5,526	5,301
Americas other than the United States	277	188
Europe	10,956	8,564
Asia	1,933	1,470

Total	18,693	15,523

Revenue generated in Europe increased by €2.4 million, or 27.9%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013, mainly as a result of increased revenue in our Industrial Production segment, including both prototyping and manufacturing, as well as increased revenue in our 3D Printing Software segment. Revenue generated throughout the Americas increased by €0.3 million, or 5.7%, in the three months ended March 31, 2014 compared to the three months ended March 31, 2013, primarily as a result of increased revenue in our 3D Printing Software segment. Revenue generated in Asia increased by €0.5 million, or 31.5%, primarily as a result of increased revenue in our 3D Printing Software segment. As described above, revenue in the Americas as well as in Asia have been negatively affected by the weaker U.S. dollar and Japanese Yen.

Revenue from our 3D Printing Software segment increased from €3.1 million in the three months ended March 31, 2013 to €4.0 million in the three months ended March 31, 2014, which represented an increase of €0.9 million, or 29.8%. This increase was mainly due to an increase of sales of new software licenses (new perpetual licenses and first time annual licenses), which increased by 57.9% from the three months ended March 31, 2013 to the three months ended March 31, 2014. Over the same period, our recurring software related revenue (maintenance contracts and renewals of annual licenses) increased by 7.1% and our service revenues increased by 5.8%. In our 3D Printing Software segment, we consider both our first time annual license sales and our new perpetual license sales as important sources of potential follow on revenue. Our first time annual licenses create potential for renewals, while our perpetual licenses, which are in many instances sold together with the sale of a 3D printer by a manufacturer, not only create potential for future maintenance revenue but are also an important source for follow on sales of additional software modules to the customer. These follow on sales are considered new software sales.

Revenue from our Medical segment increased from €6.6 million in the three months ended March 31, 2013 to €7.0 million in the three months ended March 31, 2014, representing an increase of

€0.4 million, or 6.2%. Revenue from clinical services (which is derived from the sale of clinical devices, which we bring to the market in combination with software solutions and engineering services) increased by 2.3%, while revenue from the sale of medical software and related services increased by 19.2%. Revenue from new medical software licenses (new perpetual licenses and first time annual licenses) and related services increased by 22.1%, while our recurring medical software related revenue (maintenance contracts and renewals of annual licenses) increased by 17.7%. Our medical software is modular, with some modules licensed out as a perpetual license which include a maintenance scheme, while the newer modules are licensed on an annual basis. As of April 2014, we have adopted a new model, whereby, except for research and academic centers, our medical software will only be offered through time-based licenses (and no longer on a perpetual basis).

Revenue from our Industrial Production segment increased from €5.8 million in the three months ended March 31, 2013 to €7.5 million in the three months ended March 31, 2014, which represented an increase of €1.7 million, or 28.4%. We increased the number of 3D printers that we operated from 90 3D printers and five vacuum casting machines at March 31, 2013 to 103 3D printers and six vacuum casting machines at March 31, 2014.

Two of our potential growth businesses (i.materialise and Rapid Fit) are part of our Industrial Production segment. Both businesses are currently in a pre-profitability investment phase, which adversely impacts overall profit for the segment, although i.materialise showed the greatest relative growth in revenue within the segment between the years ended December 31, 2013 and 2012. Revenue from our Industrial Production segment excluding i.materialise and RapidFit (which we sometimes refer to as our “additive manufacturing solutions” business) increased from €5.3 million in the three months ended March 31, 2013 to €6.3 million in the three months ended March 31, 2014, representing an increase of €1.0 million, or 18.5%. Our additive manufacturing solutions business sold, in the three months ended March 31, 2013 as well as in the same period in 2014, a wide variety of products (most of which are uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the three months ended March 31, 2014, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts than in its prototyping activities, with 58.6% and 17.2% growth, respectively.

During the three months ended March 31, 2014, and across our various segments, 31.5% of our revenue was derived from 3D Printing and Medical software licenses and related services, as compared to 30.1% in the three months ended March 31, 2013, 41.1% of our revenues was derived from the sale of printed industrial and consumer products, as compared to 37.7% in the three months ended March 31, 2013, and 27.4% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees, as compared to 32.2% in the three months ended March 31, 2013.

Cost of sales.    Cost of sales was €7.6 million in the three months ended March 31, 2014 compared to €6.3 million in the three months ended March 31, 2013, an increase of €1.3 million, or 21.5%. This increase in cost of sales was primarily attributable to the increase in raw materials and external subcontracting services, which increased by €0.7 million as compared to the three months ended March 31, 2013. The remaining increase was mainly attributable to increased salaries, which increased by €0.7 million as compared to the three months ended March 31, 2013.

Gross profit.    As a result of the lower than expected revenue growth in the Medical segment, the overall gross profit margin (our gross profit divided by our revenue) decreased to 59.1% in the three months ended March 31, 2014 from 59.5% in the three months ended March 31, 2013, a decrease of 0.4 percentage points. For the three months ended March 31, 2014, the increase in gross profit of €1.8 million reflected growth of 19.7% compared to the same period in the prior year.

Research and development expenses.    Research and development expenses were €3.2 million in the three months ended March 31, 2014 compared to €2.5 million in the three months ended March 31, 2013, an increase of €0.7 million, or 26.4%. This increase in research and development expenses was primarily attributable to an increased investment in medical research projects, which increased by €0.4 million, and software development, which increased by €0.2 million, as compared to the three months ended March 31, 2013.

Sales and marketing expenses.    Sales and marketing expenses increased from €4.9 million in the three months ended March 31, 2013 to €5.7 million in the three months ended March 31, 2014, an increase of €0.8 million, or 15.2%. This increase was primarily attributable to an increase in headcount in connection with our efforts to increase our sales volume, resulting in increased payroll expenses related to sales and marketing expenses.

General and administrative expenses.    General and administrative expenses were €2.7 million in the three months ended March 31, 2014 compared to €2.1 million in the three months ended March 31, 2013, an increase of €0.6 million, or 28.2%. This increase reflects investment in corporate functions such as human resources and finance, as well as increased legal, accounting and other services of €0.1 million in connection with preparation for this offering.

Other operating income.    Other operating income increased from €0.7 million in the three months ended March 31, 2013 to €1.1 million in the three months ended March 31, 2014. This increase in other operating income was primarily attributable to an increase in funding for research and development projects of €0.2 million. In the three months ended March 31, 2014, €0.8 million of the €1.1 million of other operating income was a release of grant income directly related to the level of research and development effort, consisting of withholding tax exemptions for qualifying researchers and partial funding of research and development contracts, as compared to €0.6 million in the three months ended March 31, 2013.

Financial expenses.    Financial expenses increased from €0.1 million in the three months ended March 31, 2013 to €0.2 million in the three months ended March 31, 2014, an increase of €0.1 million, due to increased foreign currency exchange losses.

Income taxes.    Income taxes in the three months ended March 31, 2014 remained small mainly due to research and development tax credits and patent income deduction (which is a favorable tax regime for income derived from patents).

Net profit.    As a result of the factors described above, net profit was €0.1 million in the three months ended March 31, 2014, compared to net profit of €0.2 million realized in the three months ended March 31, 2013.

EBITDA.    As a result of the factors described above, our consolidated EBITDA increased from €1.2 million in the three months ended March 31, 2013 to €1.4 million in the three months ended March 31, 2014, an increase of €0.2 million, or 16.5%, and our total segment EBITDA increased from €2.1 million in the three months ended March 31, 2013 to €2.6 million in the three months ended March 31, 2014, an increase of €0.5 million, or 21.8%.

Our 3D Printing Software segment’s EBITDA increased from €1.2 million in the three months ended March 31, 2013 to €1.7 million in the three months ended March 31, 2014, an increase of €0.5 million, or 46.8%. As a result of the strong increase in revenue and operating leverage (a higher proportion of fixed costs relative to variable costs), this segment’s EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) increased from 37.4% for the three months ended March 31, 2013 to 42.3% in the three months ended March 31, 2014.

Our Medical segment’s EBITDA decreased from €1.0 million in the three months ended March 31, 2013 to €0.9 million in the three months ended March 31, 2014. The segment’s EBITDA margin decreased from 15.6% in the three months ended March 31, 2013 to 13.6% in the three months ended March 31, 2014, which was mainly the result of increased research and development activities and relatively low revenue growth.

Our Industrial Production segment’s EBITDA remained unchanged at €(0.1) million in the three months ended March 31, 2014. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €0.5 million in the three months ended March 31, 2013 to €0.8 million in the three months ended March 31, 2014, resulting in EBITDA margins increasing from 9.6% in the three months ended March 31, 2013 to 12.1% in the three months ended March 31, 2014. This increase in EBITDA was the result of an increased capacity in the three months ended March 31, 2013 as compared to the three months ended March 31, 2014, and a higher average utilization rate of our 3D printing machines, as well as efficiencies realized through the increased internal use of our 3D printing software solutions and our in-house process engineering capabilities.

Reconciliation of Segment EBITDA

	For the Three Month Period Ended March 31,
	2014	2013
	(in thousands of €)
	(unaudited)
Segment EBITDA	2,583	2,121

Depreciation and amortization	(961)	(776)
Corporate research and development	(615)	(563)
Corporate headquarter costs	(1,217)	(808)
Other operating income (expense)	647	450

Operating profit	437	424

Financial expenses	(199)	(144)
Financial income	33	21
Income taxes	(189)	(115)

Net profit	82	186

Comparison of the Years Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012	% Change
	(in thousands of €)		(%)
Revenue	68,722	59,107	16.3%
Cost of sales	(27,189)	(23,792)	14.3%

Gross profit	41,533	35,315	17.6%
Research and development expenses	(10,596)	(9,424)	12.4%
Sales and marketing expenses	(22,360)	(19,768)	13.1%
General and administrative expenses	(8,649)	(8,101)	6.8%
Other operating income	5,107	4,577	11.6%
Other operating expenses	(615)	(488)	26.0%

Operating profit	4,420	2,111	109.4%
Financial expenses	(1,260)	(1,049)	20.1%
Financial income	273	512	(46.7)%

Profit before taxes	3,433	1,574	118.1%
Income taxes	(21)	(121)	(82.6)%

Net profit	3,412	1,453	134.8%

Comparison for the Years Ended December 31, 2013 and 2012 by Segment

	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations(1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2013
Revenue	13,432	27,992	27,239	68,663	59	68,722
Segment EBITDA (unaudited)	5,141	4,973	1,026	11,140	(3,530)	7,610

Segment EBITDA %	38.3%	17.8%	3.8%	16.2%		11.1%

For the year ended December 31, 2012
Revenue	11,198	25,106	22,562	58,866	241	59,107
Segment EBITDA (unaudited)	3,546	4,796	(292)	8,050	(3,027)	5,023

Segment EBITDA %	31.7%	19.1%	(1.3)%	13.7%		8.5%

(1)

Adjustments & Eliminations to Revenue consist of occasional one-off sales by our core competencies not allocated to any of our segments. Adjustments & Eliminations to Segment EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

Revenue.    Revenue was €68.7 million in the year ended December 31, 2013 compared to €59.1 million in the year ended December 31, 2012, an increase of €9.6 million, or 16.3%.

Our consolidated growth from 2012 to 2013 was impacted negatively by currency exchange losses, mainly as a result of a weaker Japanese Yen and, to a lesser extent, a weaker U.S. dollar and British pound. If our revenue for the year ended December 31, 2013 was based on average 2012 currency exchange rates, our revenue would have been close to €70.0 million (instead of €68.7 million), which would have represented an increase of 18.4% (instead of 16.3%) as compared to the year ended December 31, 2012.

Revenue by geographical area is presented as follows:

	Year Ended December 31,
	2013	2012
	(in thousands of €)
United States	23,807	21,177
Americas other than the United States	1,039	1,334
Europe	37,964	31,324
Asia	5,912	5,272

Total	68,722	59,107

Revenue generated in Europe increased by €6.6 million, or 21.2%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, mainly as a result of increased revenue in the Industrial Production and 3D Printing Software segments. Revenue generated throughout the Americas increased by €2.4 million, or 10.4%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily as a result of increased revenue in the Medical and 3D Printing Software segments. Revenue generated in Asia increased by €0.6 million, primarily in the 3D Printing Software segment. As described above, revenue in the Americas as well as in Asia have been negatively affected by the weaker U.S. dollar and Japanese Yen.

Revenue from our 3D Printing Software segment increased from €11.2 million in the year ended December 31, 2012 to €13.4 million in the year ended December 31, 2013, which represented an increase of €2.2 million, or 19.9%. This increase was mainly due to an increase of sales of new software licenses (new perpetual licenses and first time annual licenses), which increased by 26.1% from the year ended December 31, 2012 to the year ended December 31, 2013. Over the same period, our recurring software related revenue (maintenance contracts and renewals of annual licenses) increased by 13.7% and our service revenues increased by 14.0%.

Revenue from our Medical segment increased from €25.1 million in the year ended December 31, 2012 to €28.0 million in the year ended December 31, 2013, representing an increase of €2.9 million, or 11.6%. Revenue from clinical services (which is derived from the sale of clinical devices, which we bring to the market in combination with software solutions and engineering services) increased by 11.0%, while revenue from the sale of medical software and related services increased by 13.3%. Revenue from new medical software licenses (new perpetual licenses and first time annual licenses) and related services increased by 16.1%, while our recurring medical software related revenue (maintenance contracts and renewals of annual licenses) increased by 6.2%.

Revenue from our Industrial Production segment increased from €22.6 million in the year ended December 31, 2012 to €27.2 million in the year ended December 31, 2013, representing an increase of €4.6 million, or 20.4%. We increased the number of 3D printers that we operated from 92 at the end of 2012 to 103 at the end of 2013. In 2013, we were also able to realize efficiency improvements on our installed machine base (through the partial introduction of additional shifts).

Revenue from our “additive manufacturing solutions” business (our Industrial Production segment excluding i.materialise and RapidFit, the potential growth businesses of this segment) increased from €20.5 million in the year ended December 31, 2012 to €24.2 million in the year ended December 31, 2013, representing an increase of €3.7 million, or 18.0%. Our additive manufacturing solutions business sold, in 2012 as well as in 2013, a wide variety of products (most of which are uniquely customized), based on a wide variety of materials and produced by means of multiple 3D printing technologies. In the year ended December 31, 2013, our additive manufacturing solutions business experienced stronger growth in its manufacturing of end parts business than in its prototyping activities.

During the year ended December 31, 2013, and across our various segments, 29.7% of our revenue was derived from 3D Printing and Medical software licenses and related services (as compared to 29.2% in the year ended December 31, 2012), 39.6% of our revenues was derived from the sale of printed industrial and consumer products (as compared to 38.2% in the year ended December 31, 2012) and 30.7% of our revenues was derived from the sale of medical devices (guides as well as implants) that were brought to the market together with complex software planning solutions, including royalties and other fees (as compared to 32.6% in the year ended December 31, 2012).

Cost of sales.    Cost of sales was €27.2 million in the year ended December 31, 2013 compared to €23.8 million in the year ended December 31, 2012, an increase of €3.4 million, or 14.3%. This increase in cost of sales was primarily attributable to the increase in raw materials and external subcontracting services, which increased by €2.5 million, or 16.5%, as compared to the year ended December 31, 2012, and were primarily reflected in purchase of goods and services related to cost of sales. The remaining increase was mainly attributable to increased salaries, which increased payroll expenses related to cost of sales by €0.5 million, or 7.8%, as compared to the year ended December 31, 2012.

Gross profit.    As a result of the proportionally larger increase in software revenues and increased productivity realized in our Medical and Industrial Production segments, the overall gross profit margin increased to 60.4% in the year ended December 31, 2013 from 59.7% in the year ended December 31, 2012, an increase of 0.7 percentage points. For the year ended December 31, 2013, gross profit of €41.5 million reflected growth of 17.6% compared to the prior year.

Research and development expenses.    Research and development expenses were €10.6 million in the year ended December 31, 2013 compared to €9.4 million in the year ended December 31, 2012, an increase of €1.2 million, or 12.4%. This increase in research and development expenses was primarily attributable to an increased investment in medical research projects, which increased by €0.7 million, and software development, which increased by €0.4 million, as compared to the year ended December 31, 2012.

Sales and marketing expenses.    Sales and marketing expenses increased from €19.8 million in the year ended December 31, 2012 to €22.4 million in the year ended December 31, 2013, an increase of €2.6 million, or 13.1%. This increase was primarily attributable to a significant increase in headcount in connection with our efforts to increase our sales volume, mainly in the Medical and Industrial Production segments, resulting in increased payroll expenses related to sales and marketing expenses of €1.5 million and €0.7 million, respectively, as compared to the year ended December 31, 2012.

General and administrative expenses.    General and administrative expenses were €8.7 million in the year ended December 31, 2013 compared to €8.1 million in the year ended December 31, 2012, an increase of €0.6 million, or 6.8%. This increase reflects investment in corporate functions such as human resources and finance, as well as increased legal, accounting and other services of €0.2 million in connection with preparation for this offering.

Other operating income.    Other operating income increased from €4.6 million in the year ended December 31, 2012 to €5.1 million in the year ended December 31, 2013. This increase in other operating income was primarily attributable to an increase in funding for research and development projects. In the year ended December 31, 2013, €3.2 million out of the €5.1 million other operating income was a release of grant income directly related to the level of research and development effort, consisting of withholding tax exemptions for qualifying researchers and partial funding of research and development contracts.

Financial expenses.    Financial expenses increased from €1.1 million in the year ended December 31, 2012 to €1.3 million in the year ended December 31, 2013, an increase of €0.2 million, due to an increase in foreign currency losses of €0.1 million and an increase in other financial expenses of €0.1 million.

Income taxes.    Income taxes in the year ended December 31, 2013 remained small mainly due to research and development tax credits and patent income deduction (which is a favorable tax regime for income derived from patents).

Net profit.    As a result of the factors described above, net profit was €3.4 million in the year ended December 31, 2013 compared to a net profit of €1.5 million in the year ended December 31, 2012, an increase of €1.9 million.

EBITDA.    As a result of the factors described above, our consolidated EBITDA increased from €5.0 million in the year ended December 31, 2012 to €7.6 million in the year ended December 31, 2013, an increase of €2.6 million, or 52.0%, and our total segment EBITDA increased from €8.1 million in the year ended December 31, 2012 to €11.1 million in the year ended December 31, 2013, an increase of €3.0 million, or 37.0%.

Our 3D Printing Software segment’s EBITDA increased from €3.5 million in the year ended December 31, 2012 to €5.1 million in the year ended December 31, 2013, an increase of €1.6 million, or 45.7%. As a result of the strong increase in revenue and operating leverage, this segment’s EBITDA margin increased from 31.7% for the year ended December 31, 2012 to 38.3% in the year ended December 31, 2013.

Our Medical segment’s EBITDA increased from €4.8 million in the year ended December 31, 2012 to €5.0 million in the year ended December 31, 2013. The segment’s EBITDA margin slightly decreased from 19.1% in the year ended December 31, 2012 to 17.8% in the year ended December 31, 2013, which was mainly the result of increased research and development activities.

Our Industrial Production segment’s EBITDA increased from €(0.3) million in the year ended December 31, 2012 to €1.0 million in the year ended December 31, 2013. The EBITDA of our “additive manufacturing solutions” business (which excludes i.materialise and RapidFit) increased from €1.5 million in the year ended December 31, 2012 to €3.5 million in the year ended December 31, 2013, resulting in EBITDA margins increasing from 7.3% in the year ended December 31, 2012 to 14.5% in the year ended December 31, 2013. This increase in EBITDA was the result of an increased capacity in 2012 as compared to 2013, a higher average utilization rate of our 3D printing machines, as well as efficiencies realized through the increased internal use of our 3D printing software solutions and our in-house process engineering capabilities.

Reconciliation of Segment EBITDA

	Year Ended December 31,
	2013	2012
	(in thousands of €)
	(unaudited)
Segment EBITDA	11,140	8,050

Depreciation and amortization	(3,190)	(2,911)
Corporate research and development	(2,339)	(2,320)
Corporate headquarter costs	(4,113)	(3,621)
Other operating income (expense)	2,922	2,913

Operating profit	4,420	2,111

Financial income	273	512
Financial expenses	(1,260)	(1,049)
Income taxes	(21)	(121)

Net profit	3,412	1,453

Liquidity and Capital Resources

We have historically funded our operations principally from cash generated from operations and borrowings. As we continue to grow our business, we envision funding our operations through multiple sources, including the expected proceeds from this offering, future earnings and cash flow from operations and borrowings.

We expect our main uses of cash in the future will be funding our business operations and capital expenditures, as in the past. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this prospectus titled “Risk Factors,” some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013 and 2012.

	For the Three Month Period Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands of €)
Net cash flow from operating activities	1,996	1,639	8,881	6,114
Net cash flow from/(used in) investing activities	(2,117)	(619)	(3,300)	(4,962)
Net cash flow from/(used in) financing activities	(855)	(1,007)	729	2,381

Net increase in cash and cash equivalents	(976)	13	6,310	3,533

Comparison of Three Months Ended March 31, 2014 and 2013

Net cash flow from operating activities was €2.0 million in the three months ended March 31, 2014 compared to €1.6 million in the three months ended March 31, 2013, an increase of €0.4 million, or 21.7%. The increase in cash flow from operating activities was primarily the result of a net decrease in working capital, which in turn related primarily to an increase in trade and other receivables.

Net cash flow used in investing activities was €2.1 million in the three months ended March 31, 2014 compared to €0.6 million in the three months ended March 31, 2013, an increase of €1.5 million, or 242%. The increase in cash flow used in investing activities was primarily the result of the acquisition of e-prototypy.

Net cash flow used in financing activities was €0.9 million for the three months ended March 31, 2014 compared to €1.0 million in the three months ended March 31, 2013, a decrease of €0.1 million, or 15.1%. The decrease in cash flow used in financing activities was primarily related to the repayment of loans to finance the purchase of printing machines.

Comparison of Years Ended December 31, 2013 and 2012

Net cash flow from operating activities was €8.9 million in the year ended December 31, 2013 compared to €6.1 million in the year ended December 31, 2012, an increase of €2.8 million, or 45.3%. The increase in cash flow from operating activities was primarily the result of increased cash generated from our operations due to the growth our business, as described above under “—Results of Operations.”

Net cash flow used in investing activities was €3.3 million in the year ended December 31, 2013 compared to €5.0 million in the year ended December 31, 2012, a decrease of €1.7 million, or 33.5%. The decrease in cash flow used in investing activities was primarily the result of decreased purchases of property, plant and equipment. In 2013, these purchases related to investments in new machines and installations and, in 2012, these purchases related to investments in a new building at our headquarters in Leuven, Belgium.

Net cash flow from financing activities was €0.7 million in the year ended December 31, 2013 compared to €2.4 million in the year ended December 31, 2012, a decrease of €1.7 million, or 69.4%. The decrease in cash flow from financing activities was primarily related to decreased proceeds from loans and borrowings and decreased repayment of loans and borrowings. In 2013, our new borrowings included our issuance of €1.0 million of convertible bonds and, in 2012, our new borrowings included secured bank loans used to finance the construction of the new building at our headquarters in Leuven, Belgium. In addition, in 2013, net cash flow from financing activities was supported by an investment by PMV NV in our RapidFit NV subsidiary.

Investments in Property, Plant and Equipment and Intangible Assets

Our operations require investments in new manufacturing lines, equipment and plant refurbishments, patents and information technology. During the three months ended March 31, 2014 and the year ended December 31, 2013, we incurred €1.0 million and €2.9 million, respectively, in such investments.

The table below describes our investments in property, plant and equipment and intangible assets for the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013 and 2012:

	For the Three Month Period Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands of €)
Purchase of property, plant and equipment	744	491	2,415	4,242
Purchase of intangible assets	290	153	533	805

Total	1,034	644	2,948	5,047

Indebtedness

As of December 31, 2013, we had long-term loans and borrowings in the amount of €11.7 million, with fixed interest rates varying from 1.78% to 5.40%. As of March 31, 2014, we had long-term loans and borrowings in the amount of €12.2 million, with fixed interest rates varying from 1.78% to 5.40%. These loans include secured bank loans used to finance the construction of office and production facilities and loans and finance leases with Ailanthus NV, a related party.

The following table sets forth our principal indebtedness as of the dates indicated:

			Outstanding as of
			March 31,		December 31,
	Interest Rate	Maturity	2014	2013	2013	2012
			(in thousands of €)
€5,000,000 secured bank loan	4.61%	June 2027	4,579	4,823	4,642	4,884
€2,000,000 secured bank loan	4.43%	November 2020	1,055	1,188	1,089	1,221
€1,750,000 secured bank loan	5.40%	December 2022	1,223	1,330	1,251	1,357
€1,000,000 convertible bond loan	3.70%	October 2020	910	—	908	—
€500,000 bank loan	1.78%	December 2018	476	—	500	—
€400,000 bank loan	4.23%	October 2025	330	352	336	357
€881,020 loan with related party	5.39%	December 2012	—	—	—	—
€1,250,000 loan with related party	5.39%	February 2013	—	—	—	47
Interest-free loans(1)	—	October 2016;	1,972	2,560	2,123	2,725
		March 2020
Obligations under finance lease with related party	—	2013-2017	1,090	1,119	1,092	1,128
Obligations under finance leases (third parties)	—	2014-2017	1,426	1,639	1,758	1,599
Short term credit agreements	1.21%	June 2014	185	—	369	—
Short term credit agreements	1.09%	December 2014	555	—	740	—
Short term credit agreements	1.87%	June 2013	—	152	—	305
Short term credit agreements	1.30%	December 2013	—	593	—	790
Short term credit agreements	2.60%	June 2012	—	—	—	—
Short term credit agreements	2.45%	December 2012	—	—	—	—
Straight loans	—	—	250	—	250	—
Other loans	—	—	2,794	1,009	1,258	1,259

Total loans and borrowings			16,845	14,765	16,316	15,672

Current			4,642	3,684	4,640	4,037
Non-Current			12,203	11,081	11,676	11,635

(1)	Consists of loans that mature in October 2016 and March 2020.

€5.0 million secured bank loan

This bank loan has been used to finance the construction of a portion of an office and production building at our headquarters in Leuven, Belgium. The loan commenced on December 23, 2011 and was completely drawn at €5.0 million on June 30, 2012. The loan matures on June 30, 2027. The loan bears a fixed interest rate of 4.61% with monthly fixed installments from July 1, 2012. This bank loan is secured with a mortgage on the building.

€2.0 million secured bank loan

This bank loan has been used to finance the construction of a portion of an office and production building at our headquarters in Leuven, Belgium. The loan commenced on December 1, 2005 with a maturity of 15 years. The loan bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1.75 million secured bank loan

This bank loan has been used to finance the construction of an office in the Czech Republic. The loan term commenced on November 1, 2008 with a maturity of 14 years. The loan bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1.0 million convertible bond loan

We issued on October 28, 2013 1,000 convertible bonds to a related party for a total amount of €1.0 million. The bonds have been fully subscribed by a member of our senior management and his spouse. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and are convertible after January 1, 2017 until maturity, into ordinary shares at a conversion price of €7.86 per share. Upon initial recognition, an amount of €0.1 million was recognized in consolidated reserves, reflecting the fair value of the conversion option. For additional information, see “Description of Share Capital—Share Capital.”

Interest-free loans

We have several interest-free loans with a nominal total amount of €3.4 million. The interest-free loans have been initially measured at fair value, which is the present value of the future installments with a discount rate of 3.04%. The maturities of the loans are in October 2016 and March 2020 and have either monthly or quarterly installments. The carrying value at December 31, 2013 was €2.1 million (and was €2.7 million at December 31, 2012). The difference between the carrying value and the nominal value was recognized as financial income over the loan period. The current discount rate applied as of December 31, 2013 was 3.06%. The loans have been granted by either government organizations or business partners.

Loans with related party

We previously entered into two loan agreements, each with fixed interest rate of 5.39%, with Ailanthus NV, which is a related party and shareholder, which agreements have since expired. We also rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2013 and 2012 were €0.15 million and €0.14 million, respectively. For additional information, see “Certain Relationships and Related Party Transactions.”

Material Unused Sources of Liquidity.

Our cash and cash equivalents as of March 31, 2014 and December 31, 2013 were €11.6 million and €12.6 million, respectively. Our unused lines of credit as of March 31, 2014 and December 31, 2013 were €4.0 million and €4.0 million, respectively, and primarily consisted of straight loans.

Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, China has very specific approval regulations for all capital transfers to or from the country and certain capital transfers to and from Ukraine are subject to obtaining a specific permit. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of March 31, 2014 and December 31, 2013, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2013:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of €)
Loans and borrowings	13,466	3,087	3,988	1,744	4,647
Financial lease commitments	2,850	1,553	1,064	233	—
Scheduled interest payments(1)	2,780	496	801	600	883
Operating lease commitments	3,781	1,419	1,681	397	284
Purchase obligations	493	375	118	—	—

Total	23,370	6,930	7,652	2,974	5,814

(1)	Scheduled interest payments comprises the interest payable on loans and borrowings and financial lease commitments. No interest is payable on the other contractual obligations in the above table.

Off-Balance Sheet Arrangements

We do not have any special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, and we have not engaged in hedging or other relationships that expose us to liability that is not reflected in our consolidated financial statements.

Impact of Inflation

Our consolidated income statement and consolidated statements of financial position are presented on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our consolidated income statement and consolidated statements of financial position have been immaterial.

Basis of Preparation and First-time Adoption of IFRS

Our consolidated financial statements have been prepared in accordance with IFRS, and represent our initial presentation of our financial position, financial performance and cash flows under IFRS. Accordingly, we have applied International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standard, or IFRS 1, in preparing our consolidated financial statements, including certain exceptions required or permitted by IFRS 1, as discussed in Note 24 to our audited consolidated financial statements. We previously prepared consolidated financial statements in accordance with Belgian GAAP. For a quantitative reconciliation of how the transition from Belgian GAAP to IFRS has affected our financial position, financial performance and cash flows see Note 24 to our audited consolidated financial statements.

In particular, we elected not to apply International Financial Reporting Standard 3 (Revised), Business Combinations, or IFRS 3R, to business combinations that occurred before January 1, 2012 (the date of our transition to IFRS). IFRS 1 provides an exception for a first-time adopter not to apply IFRS 3R prior to the date of transition, or an earlier date as specified by us, which allows an entity to carry forward its previous GAAP determination of assets and liabilities from historic business combinations except certain financial assets and liabilities derecognized under previous GAAP and to certain assets and liabilities whose recognition is not permitted by IFRS. We had no such items and recognized all assets and liabilities under Belgian GAAP at deemed cost, or fair value where applicable, on the date of transition to IFRS. Under Belgian GAAP, intangible fixed assets are not identified and fair valued separately from goodwill, with such goodwill from the date of acquisition being amortized over a specified period as identified by management. In the year ended December 31, 2012 we adjusted back goodwill amortization through reserves as this is precluded under IFRS. If we had applied IFRS 3R to all of our prior business combinations, then goodwill would have been reduced under IFRS and separate definite lived intangibles and possibly some indefinite lived intangibles may have been separately identified, with related deferred taxes being recognized due to the creation of definite lived intangibles. This would also have had a decreasing effect on our net profit under IFRS due to amortization, net, of definite lived intangibles. This would not have had an effect on our EBITDA.

Critical Accounting Policies and Accounting Estimates

The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets, property, plant and equipment and business combinations.

We based our assumptions and estimates on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Revenue Recognition

For revenue recognition, our significant estimates and judgments relate to the allocation of value to our separate elements in our multiple-element arrangements and in identifying stage of completion of our customized development of software components for customers. Software development services are mostly billed on a time and material basis or occasionally on a fixed fee basis.

With respect to the allocation of value to the separate elements, we use stand-alone selling prices or management’s best estimates of selling prices to estimate the fair value of the software and software-related services to separate the elements and account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met. When we provide software development services that are considered essential to the functionality of the software, we recognize revenue from the software development services on a stage of completion basis, and the revenue from the software when the related development services have been completed.

We determine the percentage of completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. No such losses have been recognized during the years ended December 31, 2013 and 2012. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affect our results of operations and financial condition.

For additional information regarding our revenue recognition, see Note 3 to our audited consolidated financial statements.

Development Expenses

Under International Accounting Standards 38, Intangible Assets, or IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, the intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by our management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technically feasible considering a company-specific approach and the probability of future economic benefits from the sale or use.

Our management has determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by us on a regular basis.

Share-Based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. We have applied the Black Scholes valuation model to estimate fair value. Using this model requires our management to make assumptions with regard to volatility and the estimated life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 12 to our audited consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of publicly-traded peer companies in the 3D printing industry;

•	The estimated life of the warrant is estimated to be until the first exercise period, which is typically the month after the warrant’s vesting;

•

The fair value of the shares is estimated based on a discounted cash flow, or DCF, model with 3-year cash flow projections and a multiple of EBITDA determined based on a number of publicly-traded peer companies in the 3D printing industry; and

•	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid since inception.

Income Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2013, we had €6.5 million (€4.4 million in 2012) of tax loss carry-forwards and other tax credits such as investment tax credits and notional interest deduction. These losses related to Materialise NV and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of €0.03 million in 2013 (€0.03 million in 2012), and may not be used to offset our taxable income elsewhere.

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized, except for €0.1 million in 2013 (€0 in 2012), primarily due to the fact that there is an uncertainty in the Belgian Patent Income Deduction to which extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently, we are preparing a detailed analysis of the effect of the Patent Income Deduction on our tax strategy. Once this analysis has been finalized, we will decide whether we will apply for a ruling with the Belgian Income Tax Authorities, on which basis the need for a valuation allowance on the deferred tax assets will be reassessed.

With respect to the net operating losses of our subsidiaries, no deferred taxes have been recognized except for €0.03 million in 2013 (€0.04 million in 2012) given that it is unclear whether there will be a positive taxable base in the near future.

Accordingly, we have not recognized deferred tax assets on the tax loss carry-forwards for a total amount of €6.4 million in 2013 (€4.3 million in 2012).

If we were able to recognize all unrecognized deferred tax assets, profit would have increased by €0.7 million and equity would have increased by €2.2 million in 2013. Further details on taxes are disclosed in Note 18.11 to our audited consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We had goodwill in a total amount of €1.6 million as of December 31, 2013 (€1.5 million as of each of December 31, 2012 and January 1, 2012) which has been subject to an impairment test. Goodwill of €1.5 million has been allocated to the cash generating unit, or CGU, “Marcam (DE-3D Printing Software)”. Goodwill is tested for impairment based on a DCF model with cash flows for the next three years derived from our budget and a residual value based on a perpetual growth rate. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 5 to our audited consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of our intangible assets and property, plant and equipment may not be recoverable, we estimate the recoverable amount for the individual assets, or when not possible, at the CGUs to which the individual assets belong. No such impairment charges have been recorded for the years ended December 31, 2013 and 2012.

Business Combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions, including:

•	estimated fair value of the acquired intangible assets; and

•	estimated fair value of property, plant and equipment.

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the property, plant and equipment;

•	the acquired company’s brand as well as assumptions about the period of time the acquired brand will continue to be used in our product portfolio; and

•	discount rates.

Additional Information Regarding Ordinary Share Value

As described above under “—Critical Accounting Policies and Accounting Estimates—Share-Based Payment Transactions,” we are required to estimate the fair value of our ordinary shares when granting warrants to purchase our ordinary shares. We typically use the Black-Scholes option pricing model to perform these calculations. Using this model, the fair value of our ordinary shares is determined on each grant date by our board of directors, with input from management. Warrants to purchase our ordinary shares are intended to be granted with an exercise price per share no less than the fair value per ordinary share underlying each warrant on the date of grant, based on the information known to us on the date of grant. In connection with the recent warrant grants described in more detail below, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares, including: the conclusions of contemporaneous valuation assessments of our ordinary shares by our statutory auditor for Belgian company and tax law purposes, external market conditions affecting the additive manufacturing, software and medical device industries, trends within the additive manufacturing, software and medical device industries, our results of operations and financial position, our business strategy and the lack of an active public market for our ordinary shares.

The enterprise valuation approaches and methodologies used by us are further described below.

Valuation Methodologies

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Discounted Cash Flow Method, or DCF. The discounted cash flow method estimates the value of the business by discounting the estimated future cash flows available for distribution after funding internal needs to present value.

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Multiples Method. The multiples method estimates the value of a business by comparing a company to similar publicly-traded companies and evaluating their enterprise multiples (the ratio of enterprise value to EBITDA). When selecting the comparable companies to be used under this method, we focused on companies within the additive manufacturing, software and medical device industries.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate comparable publicly-traded companies, (iii) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (iv) the estimated weighted average cost of capital and (v) the discount for lack of marketability of our ordinary shares. At each valuation date, we used our then current budget or forecast, as approved by our board of directors, to determine our estimated financing needs and forecasted cash balances.

Recent Equity Awards

The following table summarizes the equity awards we have made in the past 12 months (after taking into account the 4-for-1 stock split of our ordinary shares to be effected concurrently with the closing of this offering):

Date of Grant	Plan	Number of Warrants	Type of Securities Upon Exercise	Number of Securities Upon Exercise	Per Share Fair Value (euros)(1)	Per Share Fair Value (dollars)(2)	Estimated Offering Price per ADS
October 2013	2013 Warrant Plan	75,274	Ordinary Shares	301,096	€1.97	$2.71	$13.00
December 2013	2013 Warrant Plan	5,500	Ordinary Shares	22,000	€2.14	$2.95	$13.00
January 2014	2013 Warrant Plan	36,200	Ordinary Shares	144,800	€2.14	$2.95	$13.00

(1)

For grants made in October 2013, our board of directors approved on October 15, 2013 the fair value of our ordinary shares, based, in part, on a September 27, 2013 assessment from our statutory auditor regarding our proposed per share valuation. For grants made in December 2013 and January 2014, our board of directors approved on November 26, 2013 the fair value of our ordinary shares, based, in part, on a November 26, 2013 updated assessment from our statutory auditor regarding our proposed per share valuation.

(2)	Amounts in this column have been converted from euros to U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3777 per euro, the exchange rate on March 31, 2014.

Initial Public Offering Estimated Price Range

On June 2, 2014, we determined an estimated price range of $12.00 per ADS to $14.00 per ADS for this offering. As is typical in initial public offerings, the price range was not derived using a formal determination of fair value, but instead was determined primarily through negotiation between our underwriters and us. Among the factors that we considered in setting the estimated price range for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies in the additive manufacturing industry and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly-traded common equity of companies in our industry, and public companies generally;

•	the general condition of the securities markets;

•	an assumption that there would be a receptive public trading market for additive manufacturing companies such as ours;

•	an assumption that there would be sufficient demand for the ADSs to support an offering of the size contemplated by this prospectus; and

•	preliminary discussions with the underwriters concerning the potential valuation of our company.

The midpoint of the estimated price range for this offering of $13.00 per ADS reflected a significant increase over the valuation of our ordinary shares as determined by our board of directors as of November 26, 2013, which, converted into U.S. dollars, was $2.95 per share. We believe that the price difference is primarily attributable to the fact that the methodology for determining the two prices is different in important ways, including the following:

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The fair value of our ordinary shares as of November 26, 2013 was determined by our board of directors based, in part, on the consideration of an assessment from our statutory auditor regarding the proposed per share valuation that considered the application of a present value discount factor and a discount for lack of marketability.

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In contrast, the estimated price range assumes that the contemplated initial public offering has occurred and a public market for the ADSs has been created, and therefore excludes any discount for lack of marketability of our ordinary shares. In addition, our discussions with the underwriters in preparation of this offering considered increased optimism with respect to market conditions and the initial public offering market, which contributed to an increase in the value of the ADSs indicated in the estimated price range.

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Further, the proceeds of a successful initial public offering will strengthen our consolidated statement of financial position by increasing our cash and cash equivalents. Additionally, the completion of this offering will provide us with access to the public company debt and equity markets. These projected improvements in our consolidated financial position influenced the increased ordinary share valuation indicated in the estimated price range.

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Moreover, we believe that there are investors in the public market who may use a more qualitative and subjective methodology to determine the price they are willing to pay in an initial public offering. As a result, the price that investors are willing to pay in this offering may take into account other factors that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify. Based on qualitative and subjective factors, investors might conclude that the valuation could justify, in part, a higher valuation than the November 26, 2013 valuation. For example, the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range could impact the price an investor is willing to pay for the ADSs at the different points in time.

Regarding the warrant grants described above under “—Recent Equity Awards,” we have determined to take incremental non-cash charges in the form of share-based payment expenses related to equity-settled transactions. We intend to begin recognizing these charges in the second quarter of 2014. We expect the total cost of such equity-settled transactions will be approximately €1.5 million, as opposed to our original estimate of approximately €470,000, over the entire life of the equity-settled transactions. During the year ending December 31, 2014, we expect to incur approximately €199,000 of incremental charges in respect of such warrants. Our expectations regarding these charges are subject to risks and uncertainties, many of which are not within our control. See the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities.

Interest Rate Risk

Our outstanding loans are primarily fixed interest rate loans and we therefore are not subject to market risk associated with immediate changes in interest rates.

Foreign Exchange Rate Risk

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside of the Eurozone to which we sell our products and services are generally not considered to be highly inflationary. In the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, 29.5%, 25% and 26% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

BUSINESS

Our Mission

Our mission is to make a significant and lasting contribution to a better and healthier world through innovative applications of additive manufacturing using our software and hardware infrastructure.

Our Company

We are a leading provider of additive manufacturing software and of sophisticated 3D printing services. Our customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Since our founding in 1990 by our Chief Executive Officer, Wilfried Vancraen, we have consistently focused on developing innovative applications of additive manufacturing technologies. We believe our proprietary software platforms, which enable and enhance the functionality of 3D printers and of 3D printing operations, have become a market standard for professional 3D printing, with a current installed base of more than 8,000 licenses. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing and will continue to play an instrumental role as the industry evolves. In the healthcare sector, our technology was directly responsible for the design and manufacture of over 146,000 customized, patient-specific medical devices during 2013. In our 3D printing service centers, including what we believe to be the world’s largest single-site additive manufacturing service center in Leuven, Belgium, we printed more than 500,000 medical devices, prototypes, production parts, and consumer products during 2013. As of March 31, 2014, our team consisted of 997 FTEs and fully dedicated consultants, holding 410 masters degrees, of whom 48 had PhDs. Our portfolio of intellectual property features 62 patents and 101 pending patent applications as of March 31, 2014. For the year ended December 31, 2013, we generated €68.7 million of revenue, representing 16.3% growth over the prior year, EBITDA of €7.6 million and net profit of €3.4 million. For the three months ended March 31, 2014, we generated €18.7 million of revenue, representing 20.4% growth over the same period in the prior year, EBITDA of €1.4 million and net profit of €0.1 million. For a description of EBITDA and a reconciliation of our net profit to our EBITDA, see “Selected Financial and Operating Data.”

Our Core Competencies

Our established and proven business model integrates our three research-based core competencies: (i) software development, (ii) 3D printing, and (iii) engineering, which act as complementary incubators for our new products and function as integrated support centers for our existing products. The interaction and synergies among our software development, 3D printing and engineering teams position us well to continuously develop and support innovative applications of 3D printing that often integrate all three core competencies.

Software Development.    Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. As a result of our continued deployment over the course of the last 23 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Streamics, have evolved into industry-leading flagship products. Our software competency has evolved into a well-structured organization with 241 FTEs and fully dedicated consultants as of March 31, 2014 based at our headquarters in Belgium and our local field offices in Germany, Malaysia and Ukraine. Our software development team works in close partnership with the commercial groups that are active in our various market segments through project teams that support our various products and services. These project teams rely, in turn, on research and development groups that develop libraries of software code that can be shared in multiple products and services across various markets. All of our software is developed in an ISO 9001 environment and our programs for medical applications are compliant with CE and FDA requirements where required.

3D Printing.    As a pioneer in the additive manufacturing industry, we believe we have an extensive history of 3D printing millions of parts utilizing a broad array of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group, which operates in ISO 9001 compliance, has its own maintenance and research team that utilizes an in-house laboratory facility where products can be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment. As of March 31, 2014, we had production teams consisting of 153 FTEs and fully dedicated consultants who are spread throughout our headquarters in Belgium and our local field offices in the Czech Republic, Poland and the United States. As of March 31, 2014, we operated a total of 103 3D printers and six vacuum casting machines at these service centers (See “—Manufacture and Supply” for more detailed information about the printers we operate).

Engineering.    Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including FDA-cleared customized surgical guides and CE-labeled implants. Our teams are highly specialized, especially in the medical field, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers adhere to strict quality procedures that are required for FDA and CE compliance. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing center where developments can be tested in an actual production environment. As of March 31, 2014, we had engineering teams consisting of 156 FTEs and fully dedicated consultants based at our headquarters in Belgium and our local field offices in Malaysia, Ukraine and Venezuela.

Our Market Segments

The product and service offerings developed by our three core competencies are offered through a market oriented organization that is active across three principal market segments: (i) 3D Printing Software, (ii) Medical, and (iii) Industrial Production. We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide constant end-user feedback to the product development and support teams within our core competencies. For example, we believe our software programs have become globally leading products in the markets we serve as a result of many factors including the sharing of knowledge within our central software development group as well as our in-house production operations, which enable us to continuously innovate, refine and focus our software solutions and provide us with valuable insight into our customers’ objectives and needs. Similarly, certain aspects of the equipment, processes and know-how that enable us to print surgical guides cleared by the U.S. Food and Drug Administration, or FDA, and CE-labeled implants are applicable to certain industrial markets we serve, including automotive and aerospace, where our customers have stringent requirements for high quality precision parts. We believe that the benefits of our structure are best illustrated in “The Materialise Flywheel” that appears on the inside cover of this prospectus.

Our 3D Printing Software Segment

In our 3D Printing Software segment, we offer proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including CAD packages and 3D scanners, by enabling data preparation and process planning. Our programs interface with machines manufactured by leading OEMs, such as 3D Systems Corporation, Arcam AB, Concept Laser GmbH, envisionTEC GmbH, EOS GmbH, The ExOne Company, Renishaw PLC, SLM Solutions Group AG, Stratasys Ltd. and voxeljet AG. In addition, we offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with almost all 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who can benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems OEMs.

As of March 31, 2014, our 3D Printing Software segment had a team of approximately 71 FTEs and fully dedicated consultants, with approximately 40% based at our headquarters in Belgium and approximately 60% distributed throughout our local field offices in China, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model.    We generate revenue in our 3D Printing Software segment from our software licenses, maintenance contracts and custom software development services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. We charge our custom software development services either on a time and material or on a fixed-cost basis. As of March 31, 2014, our 3D Printing Software segment had an installed base of more than 8,000 software licenses to over 4,000 customers. For the year ended December 31, 2013, our 3D Printing Software segment generated €13.4 million in revenue, representing 19.6% of our total revenue and 19.9% growth over the prior year. For the three months ended March 31, 2014, our 3D Printing Software segment generated €4.0 million in revenue, representing 21.6% of our total revenue and 29.8% growth over the same period in the prior year.

Software Products.    We have a diversified portfolio comprised of software applications addressing different 3D market opportunities. Our decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools we provide for our customers. We believe that each of our software applications is, or has the potential of becoming, one of the leading technologies in its domain. We believe that our neutral platform approach positions our software to drive greater innovation and choice in the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.

In particular, we offer the following software applications:

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Magics.    Magics enables customers to import a wide variety of CAD formats and to export STL files ready for additive manufacturing. Magics’ applications include repairing and optimizing 3D models; analyzing parts; making process-related design changes on customers’ STL files; designing support structures; documenting customer projects; nesting multiple parts in a single print run; and process planning.

Our Magics platform is enhanced with modules that further expand functionality and utility for our customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. We also have developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sintermodule, which offers solutions for automated part nesting, protecting small and fragile parts and locating them after building.

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Streamics.    Complementary to Magics is our Streamics product, which is a central additive manufacturing logistics and control system that links operators, 3D printers (including those from various OEMs and based on different technologies), processes, materials and shipment flows together to improve customer service and save time and money. Streamics provides a user-friendly, server-based system, which centralizes our customers’ project data and makes it easier to collaborate among team members and communicate with customers. The configurable modules are designed to facilitate communication, support the organization and execution of data preparation, plan machine capacity, and guide post-processing steps, allowing additive manufacturing teams to quickly adapt to business and market changes.

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3-maticSTL.    3-maticSTL is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing STL files.

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MiniMagics and MiniMagicsPro.    MiniMagics and MiniMagicsPro provide solutions for our customers working in data preparation, or in quoting and quality control teams. MiniMagics allows customers to view STL files and communicate in an efficient way with their account manager by seeing the same visualization of the part on their respective screens. MiniMagicsPro is a professional STL file communication tool that allows account managers to access multiple file formats and exchange annotations and comments with the customer, and generate quotations taking into account file quality and the appropriate build orientation of each part. MiniMagicsPro is designed to give our customers’ quality control and finishing teams the ability to compare measurement results with the initial design and deliver professional quality reports.

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Build Processors and Machine Control Software.    We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Our machine control software interprets sliced build data that is transferred to 3D printers and steers such machines, helping to ensure smooth and trouble-free production. As a result of our acquisition of Marcam Engineering GmbH in 2011, which is now fully integrated into our software development operations, we were able to expand our coverage of metal sintering machines.

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e-Stage.    e-Stage is a software solution that increases additive manufacturing productivity by automating STL support generation, optimizing the STL build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds.

Sales and Marketing.    We market and distribute our software directly through our sales force as well as through our own website and third-party distributors. Our Belgian team oversees our global marketing strategy and sales processes and manages key customer relationships. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. In addition, OEMs and local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers’ value proposition and broadening the suite of applications available to the machines. Our sales force will typically follow up on these OEM or distributor sales to offer follow on products and services to the machine users.

Customers.    We believe we have a reputation for providing high-quality software in the marketplace and have strong relationships with leading multinational customers and other key users of additive manufacturing. The customers for our 3D Printing Software segment include 3D printing machine OEMs as well as manufacturers in a variety of other industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and 3D printing service bureaus. As of March 31, 2014, we had over 4,000 customers in our 3D Printing Software segment across Asia, Europe and the United States, including Phonak Staefa Switzerland, Ford Motor Company, Airbus, Boeing, EADS, Hyundai, Stratasys Ltd., Toyota, 3D Systems Corporation and Renishaw PLC.

For the years ended December 31, 2013 and 2012, our ten largest customers in the 3D Printing Software segment represented 13.3% and 16.0%, respectively, of our 3D Printing Software segment’s revenue. For the three months ended March 31, 2014 and 2013, our ten largest customers in the 3D Printing Software segment represented 18.9% and 22.3%, respectively, of our 3D Printing Software segment’s revenue.

Market Position / Competition.    According to the Wohlers Report 2014, the worldwide market for additive manufacturing systems and materials was $1.6 billion in 2013, including software as well as 3D printers and 3D printing materials. The Wohlers Report 2014 estimates that 9,832 professional-grade, industrial systems were sold in 2013 worldwide, where professional-grade, industrial systems are defined as systems costing more than $5,000. The Wohlers Report 2014 estimates that at the end of 2013 a total of 66,702 professional-grade, industrial machines had been sold since the inception of the industry. The revenue for our 3D Printing Software segment for the years ended December 31, 2013 and 2012 was €13.4 million and €11.2 million, respectively.

In our 3D Printing Software segment, we face indirect competition from the software developed by 3D printing OEMs, which are often more “closed ecosystem”-oriented (i.e., only focused on their own machines), and from companies that offer software that addresses one or more specific functional areas covered by our software solutions, such as providers of traditional CAD solutions. We compete directly with other providers of additive manufacturing management and machine control software, including open source software providers.

Growth Opportunities.    As the number of internal and external service or production centers across the 3D printing industry grows with these 3D printing operations running more complex mixes of machines from different manufacturers and based on various technologies, and as the number of OEMs increases with new OEMs initially focusing more on the hardware than on the software component of their 3D printers, we believe the demand for software platforms is likely to grow accordingly. Furthermore, we believe that the worldwide market for additive manufacturing software is tied to the growth of the overall additive manufacturing sector and in particular the number of 3D printing systems in operation. As the volume of 3D printing systems sold grows with increased adoption of additive manufacturing processes, 3D printing software, in particular in the professional segment of the market, will increasingly be needed to interface with these systems and allow for more efficient operation of those systems.

We believe that we can continue to expand our market penetration through expanding relationships with customers and OEMs, and through the continued innovation of our software products to adapt to and meet market demands. In order to be able to do so, we intend to bring our teams closer to our customer base worldwide, which will require important investments in the expansion of our marketing and sales presence. In order to be able to meet the demands of new entrants on the market, we also intend to continue to invest significantly in the development of our software products, including furthering their compatibility with almost all 3D printers on the market. For example, we believe the market for metal-based printing will be a key growth area in the additive manufacturing industry and, while we believe we currently have a strong market position in software for metal printing, we are also committed to research and development of metal-based technologies, such as machine integration and porous structures generation.

Our Medical Segment

In our Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of March 31, 2014, our medical team consisted of 167 FTEs, with 77 employees based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, France, Germany, Japan, Malaysia, the United Kingdom, the United States and Venezuela.

Business Model.    We generate revenue in our Medical segment through clinical services and medical software. We sell medical devices that we print for our customers and sell licenses to our medical software packages and software maintenance contracts. We also provide custom software development and engineering services, for which we charge either on a time and material or on a fixed cost basis. During the three months ended March 31, 2014 and the year ended December 31, 2013, we printed more than 35,000 and 146,000 medical devices, respectively. The majority of these were distributed to surgeons through our collaboration partners Biomet, DJO Surgical, Synthes and Zimmer. Our medical software is licensed pursuant to either perpetual or time-based licenses, and we are in the process of transitioning a large part of our sales to a time-based model. As of March 31, 2014, we had an installed base of over 2,000 medical software licenses to over 1,200 customers, approximately 46% of which were academic institutions, approximately 32% of which were medical device companies and approximately 14% of which were hospitals as well as approximately 8% of which were customers in other markets. For the year ended December 31, 2013, our Medical segment generated €28.0 million in revenue, representing 40.8% of our total revenue and 11.5% growth over the prior year. For the three months ended March 31, 2014, our Medical segment generated €7.0 million in revenue, representing 37.3% of our total revenue and 6.2% growth over the same period in the prior year.

Clinical Services.    Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide their doctors with virtual surgical planning services for their review and approval. In most cases, we also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants. In our 3D printing centers in Belgium and the United States, we have separate production lines, with an aggregate of 16 machines that only print devices for our Medical segment.

We believe that our clinical services allow medical device companies, hospitals and surgeons to prepare for operations more efficiently, including by reducing the number of medical devices that must be available in the operating room, and by enabling the reduction of surgery time as a result of the virtual preparation and the use of guides that have been 3D printed. These benefits may ultimately serve to save costs and reduce patient risks. We believe that our uniquely designed custom devices may allow doctors, in certain circumstances, to perform surgeries that would in the absence thereof have been much more challenging. As a result, the quality of life of certain patients can be increased significantly.

Utilizing our SurgiCase Connect tool, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. SurgiCase Connect enables our clinical engineers to better support the surgeons in the creation of surgical plans and guides. Surgeons using our orthopedics and CMF clinical services work together with our clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize surgical planning. In the framework of our collaborations with certain leading medical device companies, our SurgiCase Connect tool is rebranded and adapted to the specific product offering and needs of our collaboration partners.

Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants and CMF implants. The surgical guides we print for U.S. based patients are FDA-cleared, and our medical devices for EEA-based patients bear the appropriate CE labels. We address large surgical markets in orthopedics and CMF through collaboration agreements with leading medical device companies, including Biomet, DJO Surgical, Synthes and Zimmer. Pursuant to these agreements, we print joint replacement and CMF guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Europe, Japan and Australia. We leverage our collaboration partners’ distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons. We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of CE-labeled implants and guides directly to the hospital or surgeon. Such applications include customized hip revision and CMF implants in a patented porous matrix configuration and osteotomy guides. Our CMF implants, hip revision implants and osteotomy guides are currently distributed in Europe, and our CMF and hip revision implant activities are conducted through our subsidiaries OBL SA and Mobelife NV, respectively.

We also work with customers to print anatomical models that may be used for a wide range of applications such as sizing of medical devices, clinical trials, training, patient communications and marketing. For example, our HeartPrint service provides 3D printed cardiovascular anatomical models. These models are printed using our proprietary process that makes possible a superior final product that is flexible. We also print transparent or multi-color models for better visualization of the anatomy. Each of our core competencies was instrumental in developing the HeartPrint technology.

Medical Software.    Our software allows medical-image based analysis and engineering as well as patient-specific design of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies to whom we supply FDA-cleared medical software. Our medical software often serves as an introduction to our capabilities and in certain cases leads to clinical services opportunities. Our primary medical software packages are Mimics and 3-matic:

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Mimics.    Mimics is software specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to 3-matic. These patient-specific models can be used for a variety of engineering applications directly in Mimics or 3-matic, or may be exported to third party software focused on statistical analysis, CAD or finite element analysis (which is used to predict how a product reacts to real-world forces such as vibration, heat and fluid flow).

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3-matic.    3-matic is a variation of the 3-maticSTL that we offer in our 3D Printing Software segment that has been specifically adapted for medical applications. 3-matic is able to combine CAD tools with pre-processing capabilities to enable our customers to conduct thorough 3D measurements and analyses, design a patient-specific implant or surgical guide, or prepare anatomical data and/or implants for simulations.

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Mimics Innovation Suite.    The Mimics Innovation Suite is a complete set of tools developed for biomedical professionals that allows them to perform a multitude of engineering operations based on medical imaging data. The suite consists of several complementary products and services, including Mimics, 3-matic, engineering services and medical models, as well as consultancy and custom software development.

Sales and Marketing.    For large volume markets, we distribute our 3D printed medical devices primarily through our agreements with our collaboration partners Biomet, DJO Surgical, Synthes and Zimmer. In specialty markets, we leverage the experience that we have gained to profile ourselves as a center of expertise for rare and complex cases. We market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments. We distribute our medical software directly through our sales force as well as through our website.

All our activities in our Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products. Our medical software sales teams are organized by target markets, including the orthopedic, CMF, cardiovascular, academic and hospital markets. Sales representatives in our local field offices focus on the sale of medical software in their respective markets. The product management and sales of our CMF implants are centralized in the France office of OBL, while product management and sales of our hip revision implants activities are coordinated at our headquarters in Belgium by Mobelife NV.

Customers.    The customers for our Medical segment mainly include medical device companies, hospitals, universities and industrial companies. As of March 31, 2014, we had over 1,200 customers in our Medical segment, the vast majority of which were software licensees. For the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, Biomet, DJO Surgical, Synthes and Zimmer were the largest customers of our Medical segment and collectively represented 62.2%, 68.5%, 64.4% and 64.3%, respectively, of the revenue of this segment. Most of our other clinical service sales to customers are executed on the basis of single transaction contracts or purchase orders. These contracts and purchase orders lay out the pricing, delivery and other terms of the order.

Collaboration Partners.    We collaborate with leading medical device companies for the development and distribution of our surgical planning software, services, and products, including with Biomet, DJO Surgical, Synthes and Zimmer. Pursuant to these arrangements, we develop and license software and sell surgical guides, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

Market Position / Competition.    Frost & Sullivan estimates that the global medical technologies market generated $343 billion in 2012 and will reach $476 billion by 2017. Additionally, according to Frost & Sullivan, the single largest sector in the medical devices market is orthopedics, representing 14% of the market or approximately $48 billion in 2012. Two of the largest segments of the orthopedic market are knee and hip replacements, which generated globally more than $8 billion and more than $5 billion, respectively, during 2012. There were more than 730,000 knee implant procedures and more than 470,000 hip implant procedures in the United States alone in 2011 according to Frost & Sullivan, which also anticipates that the global orthopedic implant market will grow at an annual rate of 12%.

While additive manufacturing has been increasingly utilized in medical planning and procedures, it still represents only a small portion of the overall medical technologies market. According to MarketsandMarkets, the medical field accounted for 16% or $291 million of the total global additive manufacturing market in 2012, and is expected to reach 18% or $642 million by 2017, growing at a compound annual growth rate of 17% from 2012 to 2017. According to MarketsandMarkets, surgical equipment accounts for 53%, or $155 million, of the total additive manufacturing medical device market with prosthetics and implants, and tissue engineering accounting for the rest with 36%, or $106 million, and 10%, or $30 million, respectively. Surgical equipment is further segmented into surgical guides and surgical instruments with surgical guides accounting for 84%, or $130 million, of the additive manufacturing surgical equipment market for 2012.

The revenue for our Medical segment (comprising both clinical services and medical software) for the years ended December 31, 2013 and 2012 was €28.0 million and €25.1 million, respectively.

In our Medical segment, we compete with a number of companies that provide 3D printed surgical models or medical devices, such as Medical Modeling, as well as with medical device companies that are developing in-house capacity to offer 3D printed medical devices and related software services. Our medical software competes with companies that include SimpleWare, 3mensio, Apollo and WITHIN Lab.

Growth Opportunities.    The Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We intend to invest significantly in the development of new product offerings as well as the expansion of our distribution channel in the various sub-segments of our Medical segment. In the surgical guide business, our growth over the last few years has come primarily from the knee-implant market, a market where medical device companies are currently developing their own guide solutions. We have been developing solutions for additional joints and have recently launched guides for shoulders and hips. We have also developed other applications, such as malunion and osteotomy surgical guides. We intend to further diversify our product portfolio through product development as well as and entering into new collaborations. For example, we are making significant investments in research to produce 3D printable models based on X-ray data.

In the implant business, the extensive clinical evidence that both OBL SA and Mobelife NV have developed with key opinion leaders over the last few years regarding the efficacy of our customized CMF and hip revision implant solutions is now gradually finding its way into scientific publications. We believe that this development will help the growth of our OBL and Mobelife activities, which we intend to further support through distributors as well as our local sales offices. In addition, we expect to leverage our experience with existing Mobelife and OBL applications to develop new applications for other rare conditions that may benefit significantly from a patient-specific solution. We expect that both the commercial introduction of our OBL and Mobelife applications and the development of applications for new specialty markets will require significant investments in the coming year.

As a result of the trend that we see in the medical community towards more patient-specific devices and treatments, a growing number of academic, clinical and commercial researchers are focusing on customized medical treatments. Because these new products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for providers of safe and stable medical software tools, such as our company, that can pass significant regulatory scrutiny.

We believe that our medical services and software may also help to reduce the clinical trial effort and expense for medical device companies by allowing more efficient bench-top modeling, testing and simulations and by increasing efficiency in the selection of eligible patients.

In general, our customers use our Mimics Innovation Suite either as a research and development tool for the development of new medical devices or innovative surgical approaches or as a production tool for the manufacturing of customized or customizable medical devices. The needs and priorities of our Mimics Innovation Suite customers vary depending on their primary use. Customers that focus on research and development applications prefer an advanced, rapidly evolving tool that gives them immediate access to our latest innovations. In contrast, customers that focus on production require a more static product that has passed extensive testing and verification required for regulatory purposes. We are currently investing significantly in developing two versions of our Mimics Innovations Suite in order to better tailor the product to this differentiated customer base.

As we transition from a perpetual to a time-based license model for our medical software products and invest in product development and market penetration, we will require certain capital commitments and may experience an impact to our revenue levels in the near term. However, we expect such transition and investments to form the basis of stable annual revenue growth in the longer term.

Over the last year, our medical engineering services offerings, which we continue to build, have been assisting medical device companies in their designs. Our engineers not only serve the orthopedic field but also the cardiovascular field where new and customized approaches are being developed and sizing of devices is an important development area. As product managers in the medical device industry continue to recognize the value of, and need for, specialized advice and assistance in the design of new 3D printable devices, our medical engineering services may grow accordingly.

Our Industrial Production Segment

In our Industrial Production segment, we primarily offer 3D printing services to industrial and commercial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to, certain specialty growth markets in both the industrial and consumer marketplaces.

Many of the parts we print require functionality that cannot be delivered using other production processes. We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as aerospace, healthcare, machine manufacturing, quality control equipment and consumer goods, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.

As of March 31, 2014, the industrial production team consisted of 105 FTEs and fully dedicated consultants, with 73 based at our headquarters in Belgium and 32 based throughout our local field offices in Austria, the Czech Republic, France, Germany, Italy, Spain, Sweden, the United Kingdom and the United States.

Business Model.    We generate revenue in our Industrial Production segment through the sale of parts that we print for our customers. During the three months ended March 31, 2014 and the year ended December 31, 2013, our Industrial Production segment printed more than 132,300 and 394,000 parts, respectively, and produced more than 12,000 and 48,000 parts, respectively, through vacuum casting. These parts were manufactured for over 2,800 customers including Johnson Controls, Jaguar Land Rover, Koninklijke Philips NV and Siemens AG. For the year ended December 31, 2013, our Industrial Production segment generated €27.2 million of revenue, representing 39.7% of our total revenue and 20.4% growth over the prior year. Approximately 89% of such revenue was derived from the printing services offered by our additive manufacturing solutions business and 11.2% of such revenue was derived from our growth businesses, RapidFit+ and i.materialise. Of the revenue generated by our additive manufacturing solutions business, the large majority was derived from rapid prototyping and a smaller but fast growing portion was derived from additive manufacturing of production parts. For the three months ended March 31, 2014, our Industrial Production segment generated €7.5 million in revenue, representing 40.0% of our total revenue and 28.4% growth over the same period in the prior year.

Industrial Services.    We offer the following services in our Industrial Production segment:

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Additive Manufacturing Solutions.    We provide rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, art and architecture and aerospace markets. In our service centers in Belgium and the Czech Republic, as of March 31, 2014, we operated 103 3D printers and six vacuum casting machines, producing both prototypes and production parts based on our customers’ product designs. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, FDM, PolyJet, powder binding and vacuum casting. In order to meet specific customer needs for very large printed parts, we developed

Mammoth, our own proprietary stereolithography technology, which we believe is capable of printing parts larger than those produced using any other stereolithography technology by utilizing a build area of approximately 1.26 cubic meters with a length of 2 meters. We currently operate 13 Mammoth 3D printers in our Belgian service center.

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Specialty Industrial and Consumer Solutions.    We have developed additive manufacturing solutions that serve certain specialty industrial and consumer applications. Our RapidFit business utilizes additive manufacturing to provide the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. We engineer and 3D print fixtures that allow automobile manufacturers and their suppliers to improve the quality control and efficiency of their manufacturing processes by allowing them to inspect and measure component parts, such as bumpers, before assembly. Through the use of additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry.

In the consumer market, we recently launched i.materialise, our global online 3D printing service that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize our online service to produce their own products and, if they desire, share their products with, and even offer them for sale to others through our platform. Users can upload their 3D designs, choose from a large selection of materials and colors, and instantly see the price for such models in the desired scale and quantities. Users can also buy 3D printed products from the catalogue of .MGX by Materialise or other third party designs on our i.materialise website. .MGX by Materialise is a collection of 3D printed lamps, furniture, and other home furnishings and accessories, many of which have been developed in collaboration with well-known designers to showcase the opportunities that additive manufacturing offers to create products with a new look and innovative functionality. Pieces from the .MGX collection have become design icons featured in world renowned museums, including the Museum of Modern Art in New York and the Centre Pompidou in Paris, and have won many awards, including the Visionaries! award by the Museum of Art & Design, the Global Venice Award 2013 and the Red Dot Design Award. Through the .MGX by Materialise collection, we gain access to professionals as well as home designers.

Sales and Marketing.    We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales managers who are located throughout Europe in close proximity to our larger accounts and who align our customers’ needs with the wide range of 3D printing technologies that we offer. More straightforward products can be ordered directly by our customers through our “Materialise OnSite” web portal, a proprietary automated system that takes orders, provides quotes and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

We have separate teams dedicated to the fixtures market where our account managers’ thorough technical knowledge is key to effectively managing our RapidFit+ application. We recently established a RapidFit Inc. subsidiary in the United States to further directly access the U.S. automotive market. All sales for our i.materialise platform are through our website. The i.materialise sales and marketing team is mainly located at our headquarters in Belgium, and has recently started to build a local social media presence in the United States and in Japan.

Customers.    The customers for our Industrial Production segment are from a wide variety of industries, including automotive, aerospace, healthcare, industrial machining, art and design and consumer products. As of March 31, 2014, we had more than 2,800 customers in our Industrial Production segment, including ASML Holding N.V., Johnson Controls GmbH and Renault Trucks SAS. Especially for the additive manufacturing of end products, our customers appreciate the support of our engineering teams that can help adapt their designs and in some cases even co-create new products.

For the automotive manufacturers and their suppliers that use our RapidFit+ service, the fixtures are custom engineered by dedicated teams. Our RapidFit customers, which include their quality departments, expect that fixtures meet high accuracy standards. A number of Tier 1 suppliers in Europe are currently considering our innovative solution as a potential new market standard. An additional group is currently placing limited orders with a view to investigating the advantages of our RapidFit+ technology.

The customers of i.materialise order through our website. While there is a potential to address the wide consumer market with our i.materialise platform, we prefer to describe our current customers as “home professionals.” Our i.materialise client base includes independent designers and CAD hobbyists that often sell their creations or their services to others, including, in certain instances, through the i.materialise gallery. We believe this is an interesting subsegment of the market to focus on because these customers often have recurring needs and require a quality level that the market generally expects from us.

For the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, our ten largest customers in the Industrial Production segment represented 20.2%, 22.0%, 18.3% and 15.4%, respectively, of our Industrial Production segment’s revenue.

Most of our straightforward additive manufacturing solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. With certain customers, we may enter into framework agreements. We expect that, as the additive manufacturing of parts business grows, more long-term agreements may be entered into, which may allow for more recurring income.

Market Position / Competition.    According to the Wohlers Report 2014, service providers worldwide sold parts generated by additive manufacturing systems for a total amount of $967 million in 2013. MarketsandMarkets estimates that Europe represents approximately 39% of the total market for additive manufacturing products. The revenue from our Industrial Production segment, which is active in Europe only, for the years ended December 31, 2013 and 2012 was €27.2 million and €22.6 million, respectively.

In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including ARRK, Alphaform, Cresilas and 3D Systems Corporation. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for our 3D Printing Software segment but also for our Industrial Production segment in terms of capacity balancing services. In the measurement and quality control fixture market addressed by RapidFit, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in this field. While there are multiple startup companies seeking to address the home 3D printing services market, we believe that Shapeways and Sculpteo are the most prominent direct competitors of i.materialise based on their global reach. i.materialise focuses on standing out as a brand in terms of service and reliability.

Growth Opportunities.    We believe that we can continue to meet the growing industrial demand for 3D printing services, in particular by increasing the number and capacity of our 3D printing service centers in Europe.

We believe that there is particular potential to grow our presence in the markets for additive manufacturing of industrial end products, fixtures for the automotive industry and consumer 3D printed products. According to the Wohlers Report 2014, the production of finished goods is expected to grow to become the largest and most significant application of additive manufacturing technology. The use of additive manufacturing for part production has grown from 4% of the total additive manufacturing product and service revenue in 2003 to 35% of the total additive manufacturing product and service revenue in 2013. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. Additive manufacturing is also being used to manufacture specialty furniture, accessories for the home and office, personal accessories, fashion products, jewelry and footwear.

For industrial end parts, we intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that we focus on. In addition, we believe that our local sales teams, which are in close proximity to our customers, as well as our engineering teams, which can bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Our RapidFit Inc. subsidiary was recently established in the United States to directly access the U.S. market for our fixturing technology. If we successfully establish RapidFit+ products in the United States, we may consider further expansion to other regions. We believe that, in the highly consolidated and still consolidating automotive market, a high added value technology such as ours can be a driver for the consolidation of the currently fractured submarket of measurement fixtures.

We consider i.materialise as a component of our long-term strategy that may eventually penetrate the large consumer market once the general public becomes more familiar with 3D printing technology and logistic chains become more suitable to address this vast market. We intend to gradually invest in growing our presence in this market by initially addressing more focused customer groups such as “home professionals.”

History of Innovative Applications of Our Technology

We have brought innovative applications of 3D printing technology to the market, in each of three principal market segments in which we are active.

Our 3D Printing Software Segment

In 1992, we launched our Magics software, which was developed as a result of our internal needs and service activities. This software, which we believe was the first of its kind, set an industry standard and is a market leading product among 3D printing professionals.

As early as 1997, we introduced a web-based automated quoting and ordering service, Materialise NextDay, which allowed companies throughout Europe to place orders online and receive their 3D printed parts the next morning.

In 2000, we developed a special design software for a consortium of Phonak Staefa Switzerland and Siemens AG. With this software, hearing aid shells can now be designed for 3D printing in three minutes or less.

In 2009, we launched Streamics, a software platform that focuses on making 3D printing service operations more efficient. Streamics organizes the data flow of a 3D printing production environment, from receipt of the initial CAD or other data, to shipment of the final 3D printed product.

In 2010, we introduced “Robots,” software that handles, in a fully automated way, tasks that are traditionally performed by trained 3D-printer operators. One such Robot, e-Stage, automates the complex support generation process required by the 3D printing technology of stereolithography.

Our Medical Segment

In 1992, we brought to the market what we believe to be the first commercial 3D-modeling service based on CT image data. This service enabled surgeons to analyze and plan complex surgeries using 3D printed representations of human anatomy.

In 1996, we launched our Mimics software program, a medical image-based engineering tool. Moving beyond 3D modeling, Mimics enabled complex operations, including those that involve the mirroring of anatomy, and introduced interfaces to CAD systems.

In 2007, we introduced, together with Biomet, alignment guides for knee implant placement. Created through integrated and dedicated planning software, as well as a collaborative process between our clinical engineers and the surgeon, these surgical guides match the patient’s bone and allow for a precise execution of the surgical plan during surgery.

In 2010, we 3D printed, through our subsidiary OBL SA, the first PorousiTi, a CE compliant porous titanium implant for cranioplasty. PorousiTi provides initial stability and impact resistance while its porous structure simultaneously allows for tissue ingrowth and optimal thermal regulation.

In 2013, our subsidiary Mobelife NV sold its 100th fully patient-specific implant from its aMace series. These validated acetabular hip revision implants are designed to not only fit the patients’ own morphology but also their specific musculoskeletal characteristics in both static and dynamic gait conditions.

Our Industrial Production Segment

In 1990, the year in which Materialise NV was incorporated, we installed the very first 3D printing stereolithography machine in the Benelux countries (Belgium, the Netherlands and Luxembourg) in our premises in Leuven, Belgium.

In 1997, we began our laser sinter activities in Leuven. This technology is still used today in most of our medical and industrial manufacturing projects.

In 2000, we presented the first instrument panel printed on our proprietary Mammoth stereolithography machine at the EuroMold trade fair in Frankfurt, Germany. The print volume of the Materialise-developed Mammoth is unprecedented in the industry.

In 2003, we launched the .MGX collection of design lamps and accessories at the “100% Design” show in London, United Kingdom. .MGX, one of the first collections of 3D printed products for consumers, has since gone on to win prestigious design awards, as described above.

In 2009, we launched i.materialise, our global online 3D printing service that caters to “home professionals.” Through i.materialise, users can upload their 3D designs, choose from a large selection of materials and colors, instantly see the price for the 3D printed models of their designs, in the desired scales and quantities, and place an order.

In 2013, RapidFit, which designs and produces fixtures for the automotive industry, opened a U.S. operation and installed in Leuven a Class II Measurement room for the calibration of its fixtures.

Our Competitive Strengths

We believe that our competitive strengths include:

Unique business model.    Our business model is based on constant interaction and synergies among our three core competencies (software development, 3D printing and engineering), which act as complementary incubators for our new developments and as support centers for our existing products and which continuously collaborate with our three market segments (3D Printing Software, Medical and Industrial Production), which bring our 3D printing applications to the market and constantly provide end-user feedback to our core competence teams. While we face competition for particular solutions in each of the market segments we address, we believe we are well-positioned as a result of the combination of internal technological know-how and industry breadth comprising our core competencies with the external commercial experience that we gain across the three different market segments where we are active.

System-neutral fully compatible software platforms providing the backbone for today’s 3D printing systems.    With our neutral platforms, we offer software that not only enables and enhances the functionality of virtually all 3D printers in the industry, but also allows end-users to operate and integrate multiple 3D printers from different manufacturers from a single software platform as well as to control the logistical flow of their operations. The need for automation, process optimization, traceability and quality control in our own prototyping and manufacturing facilities, as well as our role as a trusted software provider for hundreds of companies within the additive manufacturing industry, has resulted in the development of the expertise of our software developers and our capabilities in optimizing additive manufacturing processes. As a result, our business model is not dependent on particular hardware platforms or material sets and, while we must continue to enhance and adapt our software to developments in market technologies, is generally not subject to shifting customer preferences within the overall 3D printing market.

Breakthrough medical solutions.    We believe that our medical solutions have fundamentally changed the way medical research, procedures and care are conducted. Through the integration of our three core competencies, we have created and are able to offer FDA-cleared and CE-labeled solutions as well as comprehensive surgical plans and guides for the knee and CMF markets, which are designed with the assistance of our team of highly skilled and experienced biomedical engineers. We believe that our experience with patient-specific healthcare is unrivaled in the additive manufacturing industry as we have the longest history of 3D printing surgical guides in the sector and have produced more guides than any of our competitors for a broad set of applications. Although the medical industry is highly regulated, the success of the complex product offerings that we have brought to the knee and CMF markets have encouraged us to continue to seek additional growth opportunities in other large volume orthopedic markets (such as hip and shoulder), as well as in certain “rare disease” markets (such as hip revision) where we can utilize our full range of capabilities to deliver outstanding results to patients that would not otherwise be possible. We believe that our medical services and software may also help to reduce the clinical trial effort and expense for medical device companies by allowing more efficient bench-top modeling, testing and simulations and by increasing efficiency in the selection of eligible patients.

A broad range of 3D printing technology offerings.    Our service centers provide a very broad range of technologies, sizes, materials and finishing degrees in which we can print on demand prototypes and end-use parts for our customers. Our array of technologies and the size of our facilities allow us to address a large number of potential markets and to take on projects many of our competitors cannot while mitigating any dependence we may have on sales to certain industries. In addition, in order to meet specific customer needs for very large printed parts, we have developed our own proprietary technology, Mammoth, which we believe is the largest stereolithography technology in the market and prints parts utilizing a build area of approximately 1.26 cubic meters and a length of 2 meters. We currently operate 13 Mammoth 3D printers in our service center in Leuven, Belgium.

Our experience as pioneers in the development of software that supports and enhances all aspects of the 3D printing process and unique 3D printing services has its foundations on the shop floors of our service centers where software designers and engineers work in tandem to develop holistic additive manufacturing solutions for customers and our company alike. Our service centers are a central component of our three core competencies and serve as an incubator for innovation for all segments and have directly led to the establishment of new businesses for our company. For example, Streamics, our software solution for central additive manufacturing logistics, was first created as a solution for our own service centers prior to it being turned into a product sold to end-users.

Constant ongoing research and development.    Throughout our history, our mission has been the advancement and improvement of 3D printing. We believe that our commitment to enabling 3D printing technologies has significantly supported and accelerated the acceptance and proliferation of additive manufacturing among customers and will continue to play an instrumental role as the industry evolves. Our technology portfolio reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering, physics, chemistry, and biology. For the years ended December 31, 2013 and 2012, research and development expenses were 15.4% and 15.9% of our revenue, respectively. We have a strong base of technology know-how, backed by our portfolio of intellectual property featuring patents and trade secrets covering software and processes. As of March 31, 2014, we had 62 patents granted and 101 pending patent applications. We have a culture of innovation, and, while certain research and development projects may not ultimately be successful, we expect to continue to enhance our solutions both to drive further market adoption of 3D printing and to broaden our market reach.

Global presence.    We have established, and intend to maintain and grow, a broad and specialized sales network in Europe, Asia and the Americas, where we offer our software and medical products and solutions directly to our customers. Although we face certain challenges from our international business model, we believe that our platform positions us well to meet the demand for new additive manufacturing solutions, which is expected to continue to expand globally.

Visionary founder and experienced management team.    Our founder and Chief Executive Officer, Wilfried Vancraen, has been developing breakthroughs in medical and industrial applications of additive manufacturing since founding Materialise more than 20 years ago. In 1990, we recognized that available stereolithography software was insufficient and could not meet customer demands, which led to the development of our proprietary software platforms. We were also one of the first organizations to identify the value of 3D printing to the industrial and medical markets, as evidenced by our investment in what we believe to be the world’s largest single-site 3D printing service center that we operate in Leuven, Belgium and our strong position in the 3D printed medical device market. Our innovative approach to the additive manufacturing sector has led to our increasing success over the last 23 years, and we believe we are poised to capitalize on continued growth and demand as 3D printing applications continue to increase. Mr. Vancraen has received several awards in this sector, including the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, and a 2013 Visionaries! award from the Museum of Art and Design in New York.

We have assembled a deep leadership team that consists to a large extent of people who have built their careers mainly within our company and that includes key managers who have been with us since our inception. While we are dependent on certain key personnel, we believe that we offer a motivating environment to all our employees, providing opportunities to grow and learn with a robust internal training program, mobility initiatives and a culture of constant entrepreneurial innovation that exists throughout the entire organization, which helps promote their continued service and performance in spite of the intense competition in our industry. We employed 997 FTEs and fully dedicated consultants as of March 31, 2014 holding 410 masters degrees, of whom 48 had PhDs.

Our Business Strategies

Nearly every product or service that we offer to our customers is the result of a close cooperation and interplay between our core competencies (software development, 3D printing, and engineering) and our market segments (3D Printing Software, Medical and Industrial Production). We believe that our ability to constantly rely on the internal technical skills and external commercial experience that we have built, and continue to build, over the last 23 years, not only gives us a competitive edge, but also allows us to develop better and more innovative products and services. For example:

•

The Magics and Streamics products offered by our 3D Printing Software segment were initially developed by our software development group for internal use in our 3D printing service centers. The constant interaction with both our customers as well as our in-house users leads to new products that address real needs. Each new release of these products is only brought to the market after it has satisfied our own quality standards, including beta-testing, and these products can be further customized to our clients’ needs by our in-house engineering consultants;

•

The surgical guides offered by our Medical segment are designed through the use of the software tools, such as Mimics, that we have developed. The surgeons who use the guides can rely on the support of our clinical engineers, and the guides are printed in our own FDA-approved service centers that are automated and managed on the basis of our own Streamics-based software platform; and

•

Our 3D printing service centers, both in the Medical as well as in the Industrial Production segments, constantly draw upon the deep knowledge we have gained of the various 3D printing technologies that are currently available, including our proprietary Mammoth 3D printers. All of our 3D printing operations make full use of our proprietary software platforms.

Where possible and feasible, we offer our clients fully integrated solutions that integrate our software, 3D printing and engineering services, such as the combination of virtual planning tools, clinical engineering services and 3D printed guides that we offer in the knee replacement market. Alternatively, we offer our customers parts of our full solution, such as a standard Mimics software package or a straightforward 3D printing service that can be ordered through our “Materialise OnSite” web portal. By diversifying our product offering in a complementary and synergistic manner, we are able to grow our customer base.

Where appropriate, we collaborate with parties who will integrate all or a part of our solutions in their own 3D printing (supported) product offerings and who as a result give us indirect access to their large customer base, such as our medical collaboration partners. Alternatively, where possible, we seek to address certain specialty markets entirely ourselves. We have identified such specialty markets in our Medical segment, where we offer for example the aMace hip implants through our subsidiary Mobelife NV, as well as in our Industrial Production segment, where we offer for instance the RapidFit+ measurement fixtures to the automotive market. By adopting this flexible approach, we seek to maximize our presence in the 3D printing technology value chain.

In executing our business strategy, we may opportunistically acquire, or invest in, companies that we believe have products, services or technologies that are a strategic or commercial fit with our company. We routinely evaluate such potential transactions against the costs and benefits of developing similar solutions internally. Historically, in many cases, we have leveraged our core competencies and expertise to develop platforms and capabilities internally. We currently have no agreements or commitments to complete any acquisitions or investments.

Growth Drivers

We believe the following strategies will drive our continued growth:

Address the need for an open interface between software applications and 3D printers.    Given anticipated strong growth in the number of internal and external 3D printing service or production centers across various segments of the manufacturing industry, and the expectation that these centers will run a more complex mix of machines and technologies, we believe that the demand for open ecosystem types of software platforms that interface with all printers and control complex 3D printing environments will grow accordingly. We believe we can capture a significant part of this growing market by leveraging our unique position and by continuing to invest in the development of software solutions, including Magics and Streamics, as well as by offering these platforms on a neutral basis as an open ecosystem to the market, through the OEMs as well as directly to the professional users of 3D printers. We currently provide software to users of the top 3D printing systems OEMs, who are largely focused on growing their installed base of 3D printers. We also believe that emerging 3D printer manufacturers are likely to focus on machine development rather than on software development, which may also provide a meaningful growth opportunity for our software.

Provide innovative solutions for specific applications in the industrial, consumer and medical markets.    We actively seek to identify ways we can apply our technology to new potential markets and applications. We have a proven track record of leveraging our unique core competencies and of identifying market opportunities where our software development, 3D printing and engineering capabilities can provide innovative solutions, and we expect this to be a continued driver of our growth in the future.

•

Medical.    We are investing in certain growth opportunities within our Medical segment that we believe could represent substantial opportunities for us to capitalize on our core competencies to address new applications in the medical field. The markets we target include certain large volume orthopedic markets such as hip and shoulder, as well as certain “rare diseases” markets where we believe our medical-image based software analytical capabilities and our 3D printing expertise could allow us to offer engineering services and patient-specific medical devices for patients with otherwise very limited treatment options. We have already achieved notable successes helping patients who require highly complex and customized hip implants and patients suffering from malunions that need controlled fracturing and re-fixing of bones. The patient outcomes in these cases to date have been extremely encouraging.

•

Industrial and consumer opportunities.    We are currently investing in building businesses to provide 3D printing services to certain specialized markets, including the automotive fixtures market and the consumer market. In the automotive fixtures market, our RapidFit unit utilizes additive manufacturing to provide customized, highly precise measurement and fixturing tools to the automotive market. In the consumer market, we launched a global online 3D printing service, i.materialise, that caters to the “home professional.” Designers, students, inventors and everyday consumers who want to create something unique can utilize the online service to produce their own products and share and sell their designs with other people. We believe that i.materialise creates and enhances awareness of our brand, allows us to access individuals who are thought leaders and pioneers in their respective professional environments and allows us to operate and enhance a consumer-oriented platform that we may leverage in multiple applications, as acceptance of 3D printing grows in the consumer market.

Increase capacity of service centers and software development and engineering centers to capitalize on 3D printing industry growth.    We plan to use a portion of the proceeds from this offering to expand our 3D printing service center capacity, including the addition of new printers and additional technologies, as well as our software development and engineering centers. We believe that the expanded capacity and capabilities of our service centers will allow us to meet demand that we cannot currently serve due to our high utilization, to capitalize on economies of scale and to address certain new applications for our customers. Our software continues to be at the forefront of innovation within the 3D printing industry. With increased capacity in our software development and engineering centers, we can continue to provide industry-leading, innovative software and other solutions to both the industrial and medical markets.

Company History and Structure

Materialise NV was incorporated in Belgium on June 28, 1990 as a limited liability company under Belgian company law. Since our incorporation, our shareholders have invested approximately €15.9 million in us through various share capital increases.

On June 30, 2006, we split off our dental business through a partial de-merger, whereby the Belgian company Materialise Dental NV was formed. On July 24, 2006, an affiliate of DENTSPLY International Inc. acquired 40% of Materialise Dental NV, and subsequently increased its shareholding in Materialise Dental NV to 45.59% in October 2008 and to 100% in February 2011, and our shareholders received aggregate proceeds of approximately €34.5 million from such split off and the staggered sale of our dental business.

On April 23, 2007, we increased our shareholding in the French company OBL SA from 33% to 100%, for a purchase price of €1.5 million. OBL SA is assigned to our Medical segment.

On October 10, 2008, we formed the Belgian company Mobelife NV, in which we own 81.50% of the shares. For additional information regarding our agreement with the other shareholders of Mobelife NV regarding Mobelife NV, see “—Mobelife NV Shareholders’ Agreement” below.

On January 21, 2011, we acquired 100% of the shares of the German company Marcam Engineering GmbH, which specializes in software solutions for 3D printed metal products, for a purchase price of €2.0 million. Marcam Engineering GmbH is assigned to our 3D Printing Software segment.

On February 28, 2013, we spun off our fixturing business to a newly incorporated subsidiary, RapidFit NV. Through a capital increase, the Tina fund of the Flemish investment company PMV NV acquired 16.66% of the shares of RapidFit NV on June 27, 2013. For additional information regarding our agreement with PMV regarding RapidFit NV, see “—RapidFit NV Shareholders’ Agreement” below. On September 30, 2013, RapidFit NV, through an asset purchase agreement, acquired for a purchase price of €0.4 million Advanced Machining, Ltd., a Michigan corporation, which is assigned to our Industrial Production segment.

On January 28, 2014, we acquired e-prototypy SA, which operates what we believe to be one of the largest 3D printing service centers in Poland, for a purchase price of €1.3 million. e-prototypy SA is located in Wroclaw, Poland, has four 3D printers, one vacuum casting machine, two computer numerical control, or CNC machines and one scanner and employs approximately 20 people. The company, which is assigned to our Industrial Production segment, specializes in the production of additive manufactured prototypes and end-parts and also provides scanning and reverse engineering services.

RapidFit NV Shareholders’ Agreement

On June 27, 2013, we entered into a shareholders’ agreement with PMV-TINA Comm.VA, or PMV, with respect to our subsidiary RapidFit NV, of which we own 83.33% and PMV owns 16.66%. Pursuant to the agreement, we have the right to appoint four out of the five members of the board of directors and PMV has the right to appoint one director, who has approval rights for certain company decisions and transactions, including with respect to certain acquisitions, dispositions or pledges of assets, the budget, officers, and issuance or offering of shares of RapidFit NV. The shareholders’

agreement contains provisions regarding restrictions against the transfer of shares, put and call options, anti-dilution warrants, liquidation preference, tag along rights and drag along rights. For additional information regarding the accounting treatment of the put and call options and warrants, see Note 11 to our Audited consolidated financial statements.

Mobelife NV Shareholders’ Agreement

On December 9, 2008, we entered into a shareholders’ agreement with Filip Stockmans and Clijmans & Gelaude BVBA with respect to our subsidiary Mobelife NV, of which we own 81.50%. Pursuant to the agreement and the articles of association of Mobelife NV, we currently have the right to appoint three out of the five members of the board of directors and each of Filip Stockmans, together with Hendrik Delport, and Clijmans & Gelaude BVBA have the right to appoint one director. The approval of at least one of the directors appointed by Filip Stockmans and Hendrik Delport, on the one hand, and Clijmans & Gelaude BVBA, on the other hand, is required for certain company decisions and transactions, including the approval of the business plan, the budget, related party transactions, distributions of dividends and an initial public offering of shares of Mobelife NV. The shareholders’ agreement also provides for rights of first refusal, tag along rights and drag along rights.

Manufacture and Supply

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Poland and the United States. We print substantially all of products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, powder binding and vacuum casting, and only subcontract the manufacture of products if certain other technologies (such as CNC machined components and metal parts) are required or for capacity balancing purposes. As of March 31, 2014, we operated a total of 103 3D printers and six vacuum casting machines at these service centers, which include distinct areas dedicated to the machinery, quality control, cleaning and labeling of our products. The table below provides selected information about these 3D printers and machines:

Technology	Size	Manufacturer	Number
Stereolithography	Small/Medium Size	3D Systems Corporation	20
	Medium Size	Materialise(1)	4
	Mammoth	Materialise	13
PolyJet	Connex	Stratasys Ltd.	1
FDM	Small Size(2)	Stratasys Ltd.	2
	Medium Size(3)	Stratasys Ltd.	27
	Large Size(4)	Stratasys Ltd.	5
Laser Sintering	Small Size	EOS GmbH	1
	Medium Size	3D Systems Corporation	9
	Medium Size	EOS GmbH	7
	Large Size	EOS GmbH	9
Powder Binding	Medium Size	3D Systems Corporation	5
Vacuum Casting	Small Size Medium Size Medium Size Large Size	MCP HEK GmbH MCP HEK GmbH SCHUHL MCP HEK GmbH	1 2 1 2

(1)

We have proprietary stereolithography machines based on our patented curtain coat technologies. The original curtain coat machines had a medium sized build volume. These medium sized machines have subsequently been adapted to become the extra-large sized Mammoth machines.

(2)	Small size machines are machines with a build volume of less than 250x250x250 mm.
(3)	Medium size machines have a build volume of less than 500x500x500 mm.
(4)	Large size machines have a build volume of more than 500x500x500 mm.

As of March 31, 2014, 16 printers produced parts exclusively for our Medical segment, while the other 87 printers and six vacuum casting machines printed parts for our Industrial Production segment.

As of March 31, 2014, 70 of our 3D printers and our six vacuum casting machines were either owned or held under a financial lease. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

As of March 31, 2014, 33 3D printers were installed at our Leuven service center within the framework of a long-standing collaboration and revenue sharing arrangement that we have with Stratasys Ltd. Pursuant to this arrangement, Stratasys has installed and operates and maintains these printers at our Leuven service center, and we provide finishing and logistical services, customer support, marketing and distribution for the products printed on these machines. We share with Stratasys a percentage of the revenue, less taxes and certain expenses, derived from sales of products printed on these machines. In certain circumstances, we also have the right to purchase the printers upon the termination of the arrangement. Stratasys has provided us with a notice terminating the arrangement effective as of December 2014. We are currently evaluating a number of options, including whether to purchase the printers upon the scheduled termination.

We devote significant time and attention to the quality control of our products during the printing process by maintaining a comprehensive quality control program, which, among other things, includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. In addition, we inspect all of our raw materials to be used in our products throughout the printing process. We control our production orders through the use of labels or visual references on our internal database, bar-codes, controlled prints and routers, which enables us to trace our products during the printing process. Upon completion of the production process, we package and label our products.

The raw materials used in the printing of our products are mainly epoxy based photocurable resins, PA12 based powders and a suite of thermo plastic filaments like ABS and Ultem.

With the exception of FDM-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications. Stratasys is our single supplier for FDM-materials, although we source a broad range of different material grades from Stratasys.

Our 3D printing operations for our surgical guides and implants are subject to extensive regulation by the FDA under its quality systems regulations, or QSRs, and good manufacturing practice regulations and regulations promulgated by the European Union. We are FDA registered, CE marked and ISO certified. Our service centers are subject to periodic and sometimes unannounced inspections by regulatory authorities, including inspections conducted by the FDA. The FDA performed pre-announced inspections of our service centers in the United States in December 2013 and in Belgium in February 2014.

Research and Development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering, physics and chemistry.

We have a long history of research and development through collaborations, which augment our internal development efforts. Our earliest joint research projects date from the early 1990s with market leading collaboration partners such as Siemens AG, Zeneca and the University of Leuven (Katholieke Universiteit

Leuven), or KULeuven. Many of our innovations are based on industrial collaborations such as those with Phonak Staefa Switzerland and Biomet. In March 2014, we were active in 21 government funded research projects. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of March 31, 2014, we had more than 50 active research and development projects in various stages of completion and more than 200 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, Germany, Ukraine and Malaysia.

For the years ended December 31, 2013 and 2012, our research and development expenses were €10.6 million and €9.4 million, respectively, and were 15.4% and 15.9% of our revenue, respectively. For the three months ended March 31, 2014 and 2013, our research and development expenses were €3.2 million and €2.5 million, respectively, and were 17.0% and 16.2% of our revenue, respectively.

Our research and development projects include the following:

•

Various software development projects including projects related to multiplatform applications (for example, applications for Windows, Apple and Android) and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our 3D Printing Software and Medical segments;

•	Our Medical segment is currently developing patient specific implants for orthognathic and bone repositioning surgeries;

•	Our Medical segment is currently engaged in a research project that aims at creating 3D printable guides on the basis of x-ray data;

•	Our Medical segment is currently developing software for Mimics that would allow post-operative analysis of implant placement using x-ray data; and

•	Our Industrial Production segment’s continued investment in our RapidFit and i.materialise businesses.

We also regularly apply for research and development grants and subsidies under European and Belgian grant rules for small and medium enterprises. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (IWT or “Agentschap voor Innovatie door Wetenschap en Technologie”) and the European Union (FP7 or “Seventh Framework Program”).

We expect to continue to invest significantly in research and development in the future.

Intellectual Property

We regard our intellectual property rights as valuable to our business and protect our technology portfolio through a combination of patent, copyright, trademark, trade secret and other intellectual property laws, confidentiality and other contractual provisions and other measures to protect our proprietary rights. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises.

As of March 31, 2014, our portfolio of intellectual property features 62 issued patents and an additional 101 pending patent applications primarily in the United States, the EU and Japan. Of these, our issued patents expire between approximately 2014 and 2031, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

As is the case in the 3D printing industry generally, the development of our products, processes and materials has required considerable experience, manufacturing and processing know-how and research and development activities. We protect our proprietary products, processes and materials as trade secrets through nondisclosure and confidentiality agreements with our employees, consultants and customers.

In addition, we own the trademark registrations for “Materialise” (Benelux, United States, U.K., International, Malaysia, India and Thailand), and trademark registrations and pending applications for many of our services and software solutions, including “Streamics,” “Mimics,” “3-matic,” “Magics,” “RapidFit+,” “MGX by Materialise,” “Heartprint,” “ADaM,” “Engineering on Anatomy” and “Surgicase,” among others.

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Biomet, DJO Surgical, Synthes and Zimmer.

There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate such rights. We have been subject to claims and expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business. In particular, we may face claims from third parties that we have infringed their patents, trademarks or other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Seasonality

Although end markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality, the historical impact of seasonality on the revenue of our Industrial Production and Medical segments has not been material. Historically, the revenue of our 3D Printing Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

Employees

As of March 31, 2014, we had 997 FTEs and fully dedicated consultants, which consultants included individual professionals who are registered as private entrepreneurs in Ukraine and who work exclusively with our company. In terms of our core competencies, we had 153 FTEs and fully dedicated consultants focused on 3D printing, 241 FTEs and fully dedicated consultants focused on software development and 156 FTEs and fully dedicated consultants focused on engineering. Further, within our market segments, we had 71 FTEs and fully dedicated consultants in our 3D Printing Software segment, 167 FTEs and fully dedicated consultants in our Medical segment and 105 FTEs and fully dedicated consultants in our Industrial Production segment, as well as additional staff of 104 FTEs and fully dedicated consultants. We currently do not have a work council or trade union delegation. We have a health and safety committee entitled to certain information and consultation rights under Belgian law, at our Belgian headquarters. We consider our employee relations to be good and have never experienced a work stoppage.

Geographic Information

We sell our products and services in Europe, Asia and the Americas. All geographic regions where we are active in experienced higher levels of revenue in 2013 compared to 2012. Revenues from the Americas were mainly influenced by the increase in revenue from our clinical services activities within our Medical segment as well as by the increase in revenue from our 3D Printing Software segment. Revenues in Europe were mainly influenced by the revenue increase from our Industrial Production segment (which focuses mainly on Europe) as well as, to a lesser extent, by the increased revenues that our 3D Printing Software segment realized in that region. The growth in Asia is mainly attributable to increased software sales, both from our 3D Printing Software segment and from our medical software business that is part of our Medical segment. Our revenues by geographic region for the year ended December 31, 2013 were Europe 55.2%, the Americas 36.2% and Asia 8.6%, as compared to Europe 53.0%, the Americas 38.1% and Asia 8.9% for the year ended December 31, 2012.

Properties

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France and the United States. We also lease other service centers and sales offices, which are located in Austria, China, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom, the United States and Venezuela. The aggregate annual lease payments for our facilities were €1.2 million in 2012 as well as in 2013. The table below provides selected information regarding our facilities.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	13,500 sq. m.	N/A
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Northville, Michigan, United States	Owned	Condo	1,072 sq. ft.	N/A
Chesterfield Township, Michigan, United States	Leased	Office	8,856 sq. ft.	September, 2014
New York, New York, United States	Leased	Office	10 sq. m.	June 30, 2014
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	202 sq. m.	December 31, 2014
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Vienna, Austria	Leased	Office	34 sq. m.	December 31, 2016
Gilching, Germany	Leased	Office	292 sq. m.	December 31, 2016
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2016
Chatillon, France	Leased	Office	380 sq. m.	July 31, 2017
Kiev, Ukraine	Leased	Office	171 sq. m. 1,967 sq. m.	June 30, 2015
Sheffield, United Kingdom	Leased	Office	1,320 sq. ft.	November 30, 2014
Shanghai, China	Leased	Office	445 sq.ft.	August 31, 2014
Caracas, Venezuela	Leased	Office	92 sq. m.	May 31, 2015
Wroclaw, Poland	Leased	Office; production	276 sq. m.	February 28, 2015

Regulatory / Environmental Matters

Environmental Matters

Our facilities and operations are subject to extensive U.S. federal, state and local, European and other applicable foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites.

Compliance with laws and regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material impact on capital expenditures, earnings or the competitive position of our subsidiaries and us. We are not the subject of any legal or administrative proceedings relating to the environmental laws of Belgium or any country in which we have facilities. We have not received any notices of any violations of any such environmental laws.

Healthcare Regulatory Matters

In our Medical segment, we are subject to extensive and complex U.S. federal, state and local, European and other applicable foreign healthcare laws and regulations.

United States

FDA Regulation

Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. These regulations govern, among other things, the following activities in which we are involved:

•	product development;

•	product testing;

•	product clinical trial compliance;

•	product manufacturing;

•	product labeling;

•	product safety;

•	product safety reporting;

•	product storage;

•	product market clearance or approval;

•	product modifications;

•	product advertising and promotion;

•	product import and export; and

•	product sales and distribution.

Failure to comply with the Federal Food, Drug and Cosmetic Act could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a medical product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension on withdrawal of product approval, injunctions or criminal prosecution.

FDA Approval or Clearance of Medical Devices

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on risk and the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy. These classifications generally require the following:

•	Class I: general controls, such as labeling and adherence to quality system regulations;

•	Class II: general controls, premarket notification (510(k)) and special controls such as performance standards, patient registries and post-market surveillance; and

•	Class III: general controls and premarket approval, or a PMA.

Most of our new medical products fall into FDA classifications that require the submission of a premarket notification (510(k)) to the FDA. In the 510(k) process, the FDA reviews a premarket notification and determines whether a proposed device is “substantially equivalent” to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of PMA applications, referred to as a “predicate” device. In making this determination, the FDA compares the proposed device to the predicate device. If the two devices are comparable in intended use and safety and effectiveness, the device may be cleared for marketing. While 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information and the results of performance testing, our 510(k) submissions have included data from human studies using cadaver sources, but not any human clinical trials. Marketing may commence only when the FDA issues a clearance letter finding the proposed device to be substantially equivalent to the predicate. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or any product modification that would constitute a significant change in intended use, requires a new 510(k) clearance. If the device would no longer be substantially equivalent, it would require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, then the company must submit and the FDA must approve a PMA before marketing can begin.

Other medical devices we may develop and market may be classified as Class III for which the FDA has implemented stringent clinical investigation and PMA requirements, although we have no current plans to do so. The PMA process would require us to provide clinical and laboratory data that establishes that the new medical device is safe and effective in an absolute sense as opposed to in a comparative sense as with a 510(k). Information about the device and its components, device design, manufacturing and labeling, among other information, must also be included in the PMA. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with quality system regulation, or QSR, requirements, which govern testing, control, documentation and other aspects of quality assurance with respect to manufacturing. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The PMA can include post-approval conditions including, among other things, restrictions on labeling, promotion, sale and distribution, or requirements to do additional clinical studies post-approval. Even after approval of a PMA, a new PMA or PMA supplement is required to authorize certain modifications to the device, its labeling or its manufacturing process.

All of our medical devices marketed in the United States have been listed, cleared or approved by the FDA. Some low-risk medical devices do not require FDA review and approval or clearance prior to commercial distribution, but are subject to FDA regulations and must be listed with the FDA. The FDA has the authority to: halt the distribution of certain medical devices; detain or seize adulterated or misbranded medical devices; or order the repair, replacement of or refund the costs of such devices. There are also requirements of state, local, European and other foreign governments that we must comply with in the manufacture and marketing of our medical products. For example, some jurisdictions require compliance with the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals or its equivalent. Laws and regulations and the interpretation of those laws and regulations may change in the future. We cannot foresee what affect, if any, such changes may have on us.

Specifically, the FDA is expected to issue new guides on several important topics in 2014. First, the interpretation and application of regulation regarding the custom device exemption has been a topic that both manufacturers and FDA have regarded with interest over recent years. The FDA has taken action in the form of issuing 483’s to manufacturers that have applied the custom device exemption in a manner that the FDA interprets to be in conflict with law. We make use of the custom device exemption in some limited circumstances, and in a manner we believe to be in compliance with law. We expect that the FDA may issue new guidance in 2014 that could affect the way we deliver these products to customers.

The FDA has also informed medical device manufacturers of new policies to be adopted in 2014 that could affect the ability to gain clearance for new products. Specifically, the FDA will adopt through agency guidance new practices related to the acceptance of 510(k) applications, which could place a high standard on data and evidence provided to the FDA. In addition, the FDA has expanded the pre-IDE process, encouraging manufacturers to request a meeting where 510(k) applications can be reviewed prior to submission. Finally, the FDA has informed industry that its current policy regarding questions and responses related to 510(k) applications will become more restricted, allowing fewer opportunities to respond to questions prior to automatic designation of devices to PMA.

Post-Market Regulation

After a device is cleared, or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include, but are not limited to:

•	the QSR regulation, which governs, among other things, how manufacturers design, test, manufacture, exercise quality control over and document manufacturing of their products;

•	Part 11 compliance with FDA required e-records of documents in the manufacturer’s quality system defined as “in scope”;

•	labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	FDA guidance of off-label dissemination of information and responding to unsolicited requests for information;

•	the Medical Device Reporting regulation, which requires reporting to the FDA certain adverse experiences associated with use of the product;

•	complaint handling regulations designed to track, monitor and resolve complaints related to our products;

•	in some cases, ongoing monitoring of our products’ performance and periodic reporting to the FDA of such performance results; and

•	the federal Physician Sunshine Payment Act and various state laws on reporting remunerative relationships with health care customers

We continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements.

Worldwide

We are subject to regulations and product registration requirements in Europe and in other foreign jurisdictions in which we may sell our products, including in the areas of:

•	design, development, manufacturing and testing;

•	product standards;

•	product safety;

•	product safety reporting;

•	marketing, sales and distribution;

•	packaging and storage requirements;

•	labeling requirements;

•	content and language of instructions for use;

•	clinical trials;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field corrective actions;

•

post-market surveillance, including reporting of deaths or serious deterioration in the state of health and malfunctions that, if they were to recur, could lead to death or serious deterioration in the state of health;

•	import and export restrictions;

•	tariff regulations, duties and tax requirements;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licenses.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

In many of the foreign countries in which we market our medical products, we are subject to local regulations affecting, among other things, design and product standards, packaging requirements and labeling requirements. Many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA.

In the EEA, our medical devices are required to comply with the essential requirements of the EU Medical Devices Directives (Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended, and Council Directive 90/385/EEC of 20 June 2009 relating to active implantable medical devices, as amended). Compliance with these requirements entitles us to affix the CE conformity mark to some of our medical devices (other than custom-made devices or devices for clinical investigations as described below), without which they cannot be commercialized in the EEA. In order to demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directives, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity, which allows us to affix the CE label to our products.

Devices for special purposes, such as custom-made devices or devices for clinical investigations, are exempt from the CE marking but must be accompanied by a statement in accordance to the Medical Devices Directives.

At the E.U. level, a revised regulation of medical devices could be enacted in the near future. While the content of the regulation is currently unknown, it may include controls and requirements that could impact our activities going forward.

U.S. Anti-Kickback and False Claims Laws

In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of products regulated by the FDA, such as us, and hospitals, physicians and other potential purchasers of such products.

In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. In addition, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claim statutes. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from participation in federal healthcare programs.

Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure medical device manufacturers, healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Conduct and business arrangements, including with physicians, hospitals and other persons or entities that are in a position to refer and other parties with whom we do business, that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities.

The U.S. False Claims Act was enacted in 1865 during the Civil War to address government suppliers who would submit false claims for payment to the government. So if the government ordered and paid for a shipment of 5,000 blankets, guns or vials of medicine and only received 3,750 of each, the claim for payment was fraudulent. The Congress passed the False Claims Act, or FCA, to address this issue and it is a civil statute that is today applied mostly to purchases by the Department of Defense and for health care reimbursement. It is designed to penalize individuals who would seek reimbursement where none or a lesser amount is due. It can also be turned into a criminal prosecution if the government pursues mail and wire fraud in the furtherance of the acts alleged to be false claims. For example, if a company were to illegally promote for an off-label use leading to an off-label prescription and an inappropriate reimbursement that could trigger the FCA. In addition, the FCA seeks to prevent miscoding, stretched coding, the use of inappropriate modifiers, or seeking reimbursement for an inappropriate care setting (e.g. in-patient versus outpatient), or other forms of improper reimbursement. A company can be exposed to liability for the inappropriate provision of reimbursement services, reimbursement advice or promoting the inappropriate use of codes.

The PPACA also includes new reporting and disclosure requirements on device and drug manufacturers for any “transfer of value” made or distributed to physicians, healthcare providers or hospitals, which became effective March 31, 2013 (known as the Physician Sunshine Payment Act). These provisions require, among other things, extensive tracking and maintenance of databases regarding the disclosure of relationships and payments to physicians, healthcare providers and hospitals. In addition, certain states have recently passed or are considering legislation restricting our interactions with health care providers and/or requiring disclosure of many payments to them. Failure to comply with these new tracking and reporting laws could subject us to significant civil monetary penalties.

Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payors for reimbursement, claims that are false or fraudulent, or that are for items or services that were not provided as claimed. Although our business is structured to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Third-Party Coverage and Reimbursement

Health care providers, including hospitals, that purchase our medical products generally rely on third-party payors to cover and reimburse all or part of the cost of the products and the procedures in which they are used. As a result, sales volumes and prices of our medical products may depend in large part on the availability of coverage and reimbursement from third-party payors. Third-party payors include governmental programs such as Medicare and Medicaid, private insurance plans and workers’ compensation plans. These third-party payors may deny coverage or reimbursement for a product or therapy if they determine that the product or therapy was not medically appropriate or necessary. The third-party payors also may place limitations on the types of physicians that can perform specific types of procedures. Also, third-party payors are increasingly challenging the prices charged for medical products and services. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the products or therapies. Even though a new medical product may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors.

The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the United States. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the PPACA.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT, code. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our medical products are changed, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions prior to major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. In the European Union, each member state runs its own third-party or government reimbursement program. There can be no assurance that procedures using our medical products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. We anticipate continuing increase in request for clinical data for the support of registration and reimbursement outside the United States and Europe. Local product specific reimbursement law is increasingly applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

Legal Proceedings

From time to time, we may be subject to various claims or legal proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

Insurance

We maintain comprehensive business liability insurance coverage for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our board members and our senior management may incur in connection with their conduct as members of our board of directors or senior management. We also maintain insurance policies on our 3D printers, a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

MANAGEMENT

Our Directors, Senior Management and Other Key Employees

The following table sets forth certain information with respect to the current members of our board of directors and senior management, and other key employees:

Name	Age	Position
Directors:
Wilfried Vancraen	52	Founder, Director & Chief Executive Officer
Peter Leys	49	Executive Chairman
A Tre C CVOA, represented by Johan De Lille	51	Director (independent)
Marcel Demeulenaere	83	Director
Ailanthus NV, represented by Hilde Ingelaere	52	Director
Pol Ingelaere	78	Director
Jürgen Ingels	43	Director (independent)
Sniper Investments NV, represented by Bart Luyten	37	Director
Jos Van der Sloten	51	Director
Guy Weyns	52	Director (independent)

Senior Management:
Wilfried Vancraen	52	Chief Executive Officer
Peter Leys	49	Executive Chairman
Hilde Ingelaere	52	Executive Vice President
Johan Pauwels	46	Executive Vice President
Wim Michiels	45	Executive Vice President
Bart Van der Schueren	47	Executive Vice President
Frederic Merckx	46	Chief Financial Officer

Other Key Employees:
Nico Foqué	39	Manager of Human Relations
Carla Van Steenbergen	39	Chief Legal Counsel
Sabine Demey	45	Director of Software Research & Development & Information Technology
Jeroen Dille	34	Director of Clinical Services
Koen Engelborghs	41	Director of Biomedical Engineering
Stefaan Motte	37	Director of Clinical Services
Jurgen Laudus	35	Director of Additive Manufacturing Services
Filip Dehing	43	Chief Executive Officer of RapidFit NV
Katrien Lenaerts	31	Director of Software for Additive Manufacturing
Miranda Bastijns	50	Director of i.materialise
Mieke Janssen	34	Director of Quality
Nele Motmans	36	Marketing Communication Manager
Linde Strijckers	49	Director of Financial Operations

The term of each member of our board of directors will expire at the 2015 annual general meeting of shareholders. The business address of the members of our board of directors is the same as our business address: Technologielaan 15, 3001 Leuven, Belgium. Our board of directors has determined that three members of our board of directors are independent under Belgian law and the NASDAQ Stock Market listing requirements.

The following is a brief summary of the business experience of the members of our board of directors:

Wilfried Vancraen.    Wilfried Vancraen has served as one of our directors and as our Chief Executive Officer since founding our company in July 1990. Mr. Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Mr. Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Mr. Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! award from the Museum of Art and Design in New York. Mr. Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Masters in Business Administration from KULeuven.

Peter Leys.    Peter Leys has served as one of our directors and as our Executive Chairman since 2013. Previously, from 1990 to 2013, Mr. Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions, and capital markets. Mr. Leys became an international partner of Baker & McKenzie CVBA in 1998 and was appointed co-head of its Brussels office’s corporate finance practice group in 2009. As an attorney, Mr. Leys has advised Materialise since 1997 and has assisted the company on most of its milestone corporate and commercial transactions. In 2012, Mr. Leys, who has been mentioned numerous times as a leading corporate lawyer in Chambers, Legal 500 and IFLR 1000, received the International Law Office “Client’s Choice Award” for M&A in Belgium. Mr. Leys is a Fulbright fellow and lectures a mergers and acquisitions contract design course at the KULeuven. Mr. Leys holds a Candidacy Degree in Philosophy from KULeuven and Master of Law degrees from KULeuven and the University of Georgia.

Johan De Lille.    Johan De Lille has represented A Tre C CVOA as one of our directors since July 2006 and has been the non-executive and independent director of Materialise since 2006. Mr. De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Mr. De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2012, Mr. De Lille has acted as advisor to several international companies. Mr. De Lille serves as an independent director on the board of directors of Boma NV, a Belgian private company specializing in cleaning products. In 1988, Mr. De Lille was the award winner for the best final paper of the Department of Economics from KULeuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Mr. De Lille holds a Masters degree in Economics, with a major in Econometrics and Mathematical Economics, from KULeuven.

Marcel Demeulenaere.    Marcel Demeulenaere has served as one of our directors since 1999. Mr. Demeulenaere started his career with the Central Bank of the Belgian Congo. In 1957, Mr. Demeulenaere was hired by International Business Machines Corporation, or IBM, to help introduce the first computers in Belgium. Mr. Demeulenaere’s roles at IBM included Director of Marketing and Services for Belgium and Luxembourg, Director of Industry Marketing, and Director of Human Resources where he was responsible for the reorganization and streamlining of the technical department. From 1985 to 1990, Mr. Demeulenaere served on the board of directors for Assubel, a medical insurance company, and later Partena, the surviving entity after a series of mergers. After his retirement from IBM,

Mr. Demeulenaere became advisor to the General Manager of KULeuven and created the first incubator for spin-offs. Mr. Demeulenaere holds a Masters degree in Marketing and Finance from KULeuven.

Hilde Ingelaere.    Hilde Ingelaere has represented Ailanthus NV as one of our directors since December 1997 and as our Executive Vice President since January 2011. Since joining our company in 1993, Ms. Ingelaere has managed several staff departments, including the human resources, finance and legal departments. Ms. Ingelaere currently serves as Executive Vice President of our Medical segment. Prior to joining our company, from 1989 to 1992, Ms. Ingelaere was a business analyst with Plant Genetic Systems. From 1986 to 1989, Ms. Ingelaere was at Bristol Myers Squib where she focused on cardiovascular clinical research. Ms. Ingelaere holds a Masters in Bioengineering from KULeuven, where she focused on Biotechnology, and a Masters in Business Administration from KULeuven.

Pol Ingelaere.    Pol Ingelaere has served as one of our directors since 2011. Since 1981, Mr. Ingelaere has been involved in education and the sciences, teaching physics, chemistry and biology to final grade college students in Belgium. In 1981 Mr. Ingelaere was appointed as an inspector for all science teachers in West Flanders, Belgium. Mr. Ingelaere has been an active member of a number of educational commissions. Mr. Ingelaere holds a Masters degree in Biology from the University of Ghent and an International Certificate in Human Ecology from the Free University of Brussels.

Jürgen Ingels.    Jürgen Ingels has served as one of our directors since November 2013. In 2001, Mr. Ingels founded Clear2Pay NV/S.A., a global innovative payments software technology company, whose clients include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The U.S. Federal Reserve, Royal Bank of Scotland, The People’s Bank of China (PBOC). In 2011, Mr. Ingels co-founded NGdata, Inc., a global big data technology company. Mr. Ingels started his career in private equity in 1997 at Dexia NV/S.A., where his role was focused on investing in technology companies. Mr. Ingels currently serves as a director on the board of directors for Projective, Itineris, Ribrain and Citymesh and is a member of the investment committee of Vinnof (PMV) and Sniper Investments NV. Mr. Ingels holds a Masters degree in Business Administration and a Masters degree in Political and Social Sciences from the University of Antwerp.

Bart Luyten.    Bart Luyten has represented Sniper Investments NV as one of our directors since November 2012. Mr. Luyten is the Founder and Managing Director of Sniper Investments NV, a venture capital fund, and is active as General Partner of Nausicaa Ventures, an early stage investment fund. Previously, Mr. Luyten was Managing Partner of Privast Capital Partners and Investment Director of Partners At Venture, an all-Belgian-based venture capital fund with a focus on information and communications technologies, high-tech, med-tech and multimedia investments. Mr. Luyten serves on the board of directors for different European technology companies and serves on the Advisory Board of U.S.-based Boston Millennia Partners II, a venture capital group he was associated with earlier in his career. Mr. Luyten holds a degree in Applied Economics from Antwerp University (UFSIA) and a Masters degree in SME Management from VIZO Brussels.

Jos Van der Sloten.    Jos Van der Sloten has served as one of our directors since January 2007. Mr. Van der Sloten has served as a full professor and chair of the Division of Biomechanics at KULeuven since 2006 and chairs the Leuven Medical Technology Centre (L-MTC), which he founded in 2008. Mr. Van der Sloten teaches engineering mechanics, problem solving and engineering design, and computer integrated surgery systems. From 2006 to 2012, he served as program director of the Master in Biomedical Engineering at KULeuven. His research interests are computer applications in musculoskeletal biomechanics and computer integrated surgery, on which he authored more than 160 journal papers. Mr. Van der Sloten is a member of the council of the Belgian Society for Medical and Biological Engineering and Computing, and a former council member of the European Society of Biomechanics. Mr. Van der Sloten was recently elected Founding Fellow of the European Alliance for Medical and Biological Engineering and Science, where he previously served as president in 2006, president-elect in 2005 and secretary-general from 2003 to 2004. Mr. Van der Sloten holds a Masters degree in Mechanical Engineering and a PhD in Mechanical Engineering – Biomedical Engineering from KULeuven.

Guy Weyns.    Guy Weyns has served as one of our directors since November 2013. Mr. Weyns was a Managing Director in Morgan Stanley’s investment research division from January 2003 to July 2012. In his role as Morgan Stanley’s head of global valuation and accounting, Mr. Weyns advised portfolio managers around the world on advanced topics in equity valuation and financial statement analysis, most recently on earnings quality in emerging markets. Mr. Weyns also created and directed Morgan Stanley’s cross-sector thematic investment research effort (Morgan Stanley Blue Papers). Prior to joining Morgan Stanley, Mr. Weyns was an Executive Director at Goldman Sachs in its principal investments group and subsequently in its financial institutions mergers and acquisitions group. Before joining Goldman Sachs in 1995, he served on the faculty of Harvard Business School, where he taught the core MBA course on Financial Reporting and Control. He currently teaches finance and accounting courses at Singapore Management University, where he is the head of the Asia Private Equity Institute. Mr. Weyns holds a PhD in Business from Stanford University and a Masters degree in Electrical Engineering and Economics from the University of Ghent in Belgium.

The following is a brief summary of the business experience of our senior management and other key employees:

Johan Pauwels.    Johan Pauwels has served as an Executive Vice President of our company since January 2011 and has been with our company since our founding. In 1990, Mr. Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Mr. Pauwels stayed on with our company, focusing on software development to support our 3D printing services. Throughout his career with our company, Mr. Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for our 3D Printing Software segment, our global sales organization and our sales offices around the world. Mr. Pauwels holds a Masters degree in Electro-Mechanical Engineering from KULeuven.

Wim Michiels.    Wim Michiels has served as an Executive Vice President of our company since January 2011 and has been with our company since 1999, first as international sales manager for the prototyping service bureau, then as General Manager Asia Pacific, operating out of the Materialise Malaysia branch office. In 2006, Mr. Michiels returned to our headquarters to start a new assignment as Division Manager for our software division. In 2011, he became Executive Vice President to the company, focusing mainly on business development. Finally, Mr. Michiels came back to Malaysia in September 2012 to become the head of Materialise Malaysia Sdn. Bhd. and to further support the Asian market as corporate vice president. Mr. Michiels holds a Masters degree in Mechanical Engineering from KULeuven.

Bart Van der Schueren.    Bart Van der Schueren has served as an Executive Vice President of our company since January 2011. Prior to joining Materialise, Mr. Van der Schueren was at KULeuven as a liaison engineer for the newly founded Materialise and established the basic research activities for the company while also founding the research activities in 3D printing at the KULeuven. Mr. Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Mr. Van der Schueren officially joined Materialise and ran the service bureau. Over the years, his dedication and expertise has grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Mr. Van der Schueren became an Executive Vice President of our company, focusing on production and engineering services. Mr. Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Masters degree in Mechanical Engineering from KULeuven.

Frederic Merckx.    Frederic Merckx has served as our Chief Financial Officer since October 2013. Mr. Merckx started his professional career as an auditor at Coopers & Lybrand Belgium (now PricewaterhouseCoopers Belgium) in 1991. In 1997, he became Finance Director of the Belgium subsidiary of Logica PLC (now part of CGI Group), a U.K.-based global information technology and management consultancy company. In 2003, he became Vice President Finance of the LMS Group, the first spin-off of KULeuven and a leading provider of test and mechatronic simulation for complex products, which was acquired by Siemens AG in January 2013. Mr. Merckx holds a Masters degree in Applied Economics from KULeuven and a Postgraduate Degree in Tax Law from KULeuven.

Nico Foqué.    Nico Foqué has served as our Manager of Human Resources since May 2013. Mr. Foqué joined Materialise in 2007 after working over seven years for Electrabel, one of the largest Belgian utilities companies, as an SAP consultant. Mr. Foqué headed the Software for Additive Manufacturing business group for several years, and served as Chief Financial Officer of RapidFit NV from April 2012 to April 2013, prior to becoming our Manager of Human Resources in 2013. Mr. Foqué holds a Master of Science in Mining Engineering from KULeuven.

Carla Van Steenbergen.    Carla Van Steenbergen has served as our Chief Legal Counsel since July 2003 overseeing our in-house legal team. Ms. Van Steenbergen is also the Secretary of our board of directors. From September 1999 to August 2002, Ms. Van Steenbergen was an associate at Brussels-based law firm Marx Van Ranst Vermeersch & Partners. Ms. Van Steenbergen holds a LLM degree from King’s College, London and a Master of Law degree from KULeuven.

Sabine Demey.    Sabine Demey has served as Director of our Software Research & Development & Information Technology groups since 2011 and leads our Ukraine office. Ms. Demey joined Materialise in 1997 and started research in the applications of 3D printing in the dental industry which resulted in the development of our first medical guides and patents. Ms. Demey has served in several positions related to software development and medical applications of 3D printing, including the development and launch of our CMF business line. Ms. Demey holds a Masters in Engineering Sciences, Computer Science, Mechanotrics from KULeuven and a PhD in Engineering Sciences from KULeuven.

Jeroen Dille.    Jeroen Dille serves, together with Mr. Stefaan Motte, as Director of our Clinical Services business unit, and as such is responsible for the commercial activities and general strategic management of that unit. Mr Dille joined us in 2004 as Product Manager for our Mimics software. Passionate about technology, healthcare and entrepreneurship, Mr. Dille started our Orthopaedic Market Department in 2007 which built further on the existing Materialise technology base to provide planning and guiding solutions to Orthopaedic Surgeons. Mr. Dille holds a Masters of Computer Sciences degree from KULeuven.

Stefaan Motte.    Stefaan Motte serves, together with Mr. Jeroen Dille, as Director of our Clinical Services business unit, and as such is responsible for the commercial activities and general strategic management of that unit. Mr. Motte joined us in April 2010, with an initial focus on growing our cranio-maxillofacial business. From 2012 onwards, Mr. Motte’s scope broadened to orthopaedic applications. Prior to joining Materialise, Mr. Motte was a software architect and project manager with Koninklijke Philips NV from 2001 to 2006. From 2006 to 2010, Mr. Motte worked with NXP semiconductors as a competence center manager, and a member of the NXP Belgium management team. Mr. Motte holds a Master of Science degree in Mathematics from KULeuven and a Master of Science degree in Computer Science from KULeuven.

Koen Engelborghs.    Koen Engelborghs serves as Director of our Biomedical Engineering business unit. Since joining us in 2001, Mr. Engelborghs has held a number of positions, starting as a research developer and moving on to 3-matic Development Manager, Software Research Manager and CAE Department Manager. Mr. Engelborghs holds a Master of Science degree in Civil Engineering, specialization Computer Science from KULeuven, and a PhD in Applied Mathematics, cum laude, from KULeuven.

Jurgen Laudus.    Jurgen Laudus serves as Director of our Additive Manufacturing Services business unit. Mr. Laudus joined us in August 2001 as project manager and continued to our UK office to become tooling manager in 2003. For two years, Mr Jurgen was responsible for both our Rapid Tooling sales support and production management. In 2005, Mr Jurgen returned to Belgium to become production manager for our additive manufacturing services, and later on sales manager. Mr. Laudus holds a Master of Science degree in Engineering from the KULeuven.

Filip Dehing.    Filip Dehing has served as Chief Executive Officer of RapidFit NV since its spinoff on February 28, 2013. Mr. Dehing joined us in September 2012 as director for our RapidFit groups. Mr. Dehing began his career in 1995 at the Royal Dutch Paper factory as a management trainee and moved on to Seghers Better Technology as international project manager and technologist, where he helped develop and build complete sludge drying plants in Belgium, United Kingdom and Brazil. In 2003, Mr. Dehing moved to Egemin NV, a company involved in industrial automation and material handling with a large portfolio in material handling solutions, including automatic guided vehicles. While at Egemin NV, Mr. Dehing helped transform its starting business unit focused on automatic guided vehicles into one of the top three players worldwide. Mr. Dehing holds a Master of Science degree in Electro-Mechanical Engineering from KULeuven.

Miranda Bastijns.    Miranda Bastijns has served as Director of our i.materialise business unit since January 2010. Ms. Bastijns joined us in March 1998 as our first marketing employee. Ms. Bastijns grew our marketing division from being its sole member to a full division with marketing coordinators for different divisions and offices and teams of communications specialists. In 2009, Ms. Bastijns developed a team that was exploring the possibilities of on-line 3D printing for consumers which later formed our i.materialise team. Ms. Bastijns holds a masters degree in Communications from the university of Leuven and a Masters degree in Marketing (Speciale Licentie Marketing) from the University of Ghent (now known as Vlerick Business School).

Mieke Janssen.    Mieke Janssen has served as one of our division directors since January 2011. Ms. Janssen is head of our quality control staff with responsibilities over manufacturing and medical quality control and regulatory affairs. Ms. Janssen joined us as a Quality Engineer in 2007 where she was responsible for the quality system related to medical activities as well as regulatory affairs. Before joining us, Ms. Janssen was a researcher at the KULeuven Department of Chemical Engineering where she specialised in Microbiology. Ms Janssen holds a Masters in Bioengineering degree from KULeuven and has earned a PhD degree on the subject of food safety.

Nele Motmans.    Nele Motmans serves as our Marketing Communication Manager. Before joining us in January 2001, Ms. Motmans was briefly a copywriter in a local advertising company. Throughout her career with us, Ms. Motmans served in a number of marketing communication positions, focusing mostly on software marketing. In September 2010 Ms. Motmans founded our Central Communication Unit and helped shape our marketing structure and branding. Ms. Motmans holds a Masters in Communication Sciences degree from KULeuven and a postgraduate degree in Business Economics from KULeuven.

Katrien Lenaerts.    Katrien Lenaerts has served as our Director of Software for Additive Manufacturing since 2013. Ms. Lenaerts joined us in 2005 as production engineer with a particular interest in innovative production technologies. Since 2006, Ms. Lenaerts has been working in our 3D Printing Software segment in different roles, varying from application engineering to product management to business development. From 2011 to 2013, Ms. Lenaerts served as the general manager of our Malaysia office. Ms. Lenaerts holds a Masters in Mechanical Engineering degree from KULeuven.

Linde Strijckers.    Linde Strijckers has served as our Director of Financial Operations since November 2013. Ms. Strijckers joined us in 2005 as Chief Financial Officer and updated our financial department to accommodate our fast growing company. Ms. Strijckers focused on integrating business and financial processes by implementing budgeting and reporting systems and was involved in several strategic projects. Ms. Strijckers’ career started in 1987 in the banking sector before she joined the Aviapartner group in 1990 as a Financial Controller and left as Business Administration Manager of the handling division. In 1998, Ms. Strijckers moved on to swITch, the information technology company for the Brussels airport, where she was responsible for human resources, finance and administration. Ms. Strijckers holds a Masters degree in Applied Economics from KULeuven and a Masters in Business Administration degree in finance from the Université Catholique de Louvain-la-Neuve.

Family Relationships

Wilfried Vancraen and Hilde Ingelaere are spouses. Pol Ingelaere is the father of Hilde Ingelaere. No other family relationship exists between any members of our board of directors or senior management.

Board of Directors Practices

Decisions are generally made by our board of directors as a whole. However, decisions on certain matters may be delegated to committees of our board of directors to the extent permitted by law and our articles of association. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of our board of directors and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

Pursuant to our articles of association, our board of directors may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by our board of directors. Where permissible by law and our articles of association, important powers of our board of directors may also be transferred to committees.

The board of directors has recently set up and appointed an Audit Committee and a Remuneration and Nomination Committee.

Audit Committee

The Audit Committee consists of three members: Johan De Lille (Chairman), Hilde Ingelaere and Jürgen Ingels. Our board of directors has determined that Messrs. De Lille and Ingels are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that each of Messrs. De Lille and Ingels qualifies as an “audit committee financial expert” as defined under the Exchange Act. Ms. Ingelaere will be a member of our audit committee in reliance on NASDAQ Stock Market’s and the Exchange Act’s transition rules for issuers listing in connection with an initial public offering, which permit a non-independent director to serve on the audit committee for up to 12 months following the initial public offering. We expect our board of directors will appoint an independent director to replace Ms. Ingelaere within one year of the effective date of the registration statement of which the prospectus forms a part so that all members of our Audit Committee will be independent as determined under Rule 10A-3 under the Exchange Act and the applicable rules of the NASDAQ Stock Market.

Our Audit Committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our consolidated financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

The audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	the review of our accounting processes;

•	the review of the effectiveness of our internal systems of control, risk management and compliance;

•	the review and the handling of matters and processes related to auditor independence;

•

the consideration and recommendation of the nomination, compensation, retention and termination of the Company’s statutory auditor for Belgian company law purposes and the Company’s independent auditor for SEC purposes, the commissioning of the auditors to conduct audits, agreeing on additional services to be provided by the auditors under their respective engagements, the establishment of the scope and the main review points of the audit and oversight of the auditors’ work (including resolution of disagreements with the auditors);

•	the preparation of our board of directors’ resolution on our consolidated financial statements;

•	reviewing our interim consolidated financial statements that are made public or otherwise filed with any securities regulatory authority;

•	discussing any flaws relating to our internal control systems, as reported by our board of directors to the audit committee;

•	monitoring our bookkeeping and records; and

•

the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Our Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the auditors, including reports with recommendations on how to improve our control processes.

Remuneration and Nomination Committee

Our Remuneration and Nomination Committee consists of three members: Wilfried Vancraen, Guy Weyns and Johan De Lille. Our board of directors has determined that Messrs. Weyns and De Lille are independent under the applicable rules of the NASDAQ Stock Market.

Our Remuneration and Nomination Committee assists our board of directors in its decisions relating to the remuneration policy and individual remuneration packages for our board of directors and Chief Executive Officer, the appointment of directors, the Chief Executive Officer and the other members of senior management.

The Remuneration and Nomination Committee’s duties and responsibilities to carry out its purposes include, among others:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•

recommending to our board of directors the director nominees for each annual general meeting, taking into account any nomination rights that certain shareholders may have under our articles of association;

•	recommending to our board of directors director nominees to fill vacancies;

•	recommending to our board of directors qualified and experienced directors for service on the committees of the board of directors;

•	recommending to our board of directors the compensation of the members of senior management;

•	recommending to our board of directors any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for our employees;

•	evaluating the performance of our Chief Executive Officer; and

•	advising our board of directors on other compensation issues.

Code of Business Conduct

In connection with the consummation of this offering, we intend to adopt a written code of business conduct, or code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our directors, senior management and employees. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be available on our website at www.materialise.com. This website address is included in this prospectus as an inactive textual reference only, and the information and other content appearing on our website are not incorporated by reference into this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our board of directors will be made only after approval by the appropriate body and will be disclosed on our website promptly following the date of such amendment or waiver.

Differences between Our Corporate Governance Practices and Those Set Forth in the NASDAQ Stock Market Listing Requirements

The Listing Rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each noncompliance with the NASDAQ Stock Market Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard. If and when our ADSs are listed on the NASDAQ Global Market, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•

Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33 1/3% of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters. See “Description of Share Capital—Description of the Rights and Benefits Attached To Our Shares—Quorum and Majority Requirements.”

•

Independent Director Majority on Board/Meetings. NASDAQ Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have any independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least seven and no more than 11 directors, of which at least three directors must be independent directors under Belgian law. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•

Director Nominations/Remuneration and Nomination Committee Composition. NASDAQ Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. See “Management—Board of Directors Practices.” Our board of directors has set up and appointed a Remuneration and Nomination Committee. Our Remuneration and Nomination Committee is currently comprised of three directors, two of whom are independent. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

Compensation of Directors and Senior Management

Compensation of Directors

Our Remuneration and Nomination Committee recommends the level of remuneration for directors. These recommendations are subject to approval by our board of directors and, subsequently, by our shareholders at the annual general meeting. Currently, only the mandates of Messrs. De Lille, Van der Sloten, Ingels and Weyns are remunerated, by means of annual remuneration equal to €10,000. In addition, each independent member of the Audit Committee or the Remuneration and Nomination Committee receives a remuneration of €750 for each committee meeting that he or she attends. The Remuneration and Nomination Committee benchmarks directors’ compensation against peer companies to ensure that it is competitive. In addition, our board of directors sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the board of directors committees and the rules for reimbursement of directors’ business-related out-of-pocket expenses.

Compensation of Senior Management

We have entered into employment or consultancy agreements with each member of our senior management. The terms of these agreements are substantially similar, other than our agreements with Mr. Vancraen, Mr. Leys and Ms. Ingelaere, the term and termination, confidentiality, non-competition and non-solicitation provisions of which are described separately below. These agreements generally provide for an annual base salary. In addition to the fixed remuneration components, under the terms of these agreements, members of our senior management are entitled to certain additional benefits (including mobile phone and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. These employment or consultancy agreements with members of our senior management provide for payments and benefits (including upon termination of employment) that we believe are in line with customary market practice for similar companies who are operating in our industry.

We entered into a Management Services Agreement with each of Mr. Vancraen, our Chief Executive Officer, Mr. Leys, our Executive Chairman, and Ms. Ingelaere, our Executive Vice President, on January 1, 2014, October 24, 2013 and January 1, 2014, respectively. We have agreed, pursuant to

Mr. Leys’s Management Services Agreement, to appoint Mr. Leys as a director and chairman of our board of directors for a term of six years. Each Management Services Agreement has an indefinite term. Each Management Services Agreement may be terminated by us or the applicable individual with 12 months’ prior written notice at any time or by us within 15 days of an uncured breach of the agreement. Under the Management Services Agreements, each of Mr. Vancraen, Mr. Leys and Ms. Ingelaere are subject to (i) certain confidentiality obligations that will survive the termination of their respective agreements, (ii) certain non-compete provisions during the term of their respective Management Services Agreements and, at our option, for 12 months after the termination of the agreement in exchange for 100% of his or her compensation for that period if the agreement is terminated in the absence of grave fault on our part or for his or her grave fault and (iii) non-solicitation provisions during the term of the Management Services Agreement and for a period of 18 months after the termination of the agreement.

In 2013, our senior management received in the aggregate total gross compensation of €877,033, which included base salary, bonus payments, company car allowance and other benefits. In October 2013, we effectively granted to certain members of our senior management 75,274 warrants, exercisable, after taking into account the 4-for-1 stock split of our ordinary shares to be effected concurrently with the closing of this offering, for 301,096 shares at €1.97 per share, pursuant to the 2013 Warrant Plan. For more information regarding the 2013 Warrant Plan, see “Description of Share Capital—Share Capital.”

In 2014, our senior management is entitled to receive in the aggregate total gross compensation of at least €1.3 million, which includes base salary, bonus payments and other compensation as a result of other benefits as described above. In January 2014, we granted to certain members of our senior management an aggregate of 7,200 warrants, exercisable, after taking into account the stock split, for 28,800 shares at €2.14 per share, pursuant to the 2013 Warrant Plan. For more information regarding the 2013 Warrant Plan, see “Description of Share Capital—Share Capital.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2011, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal and Selling Shareholders,” and the transactions we describe below.

Shareholders’ Agreement

On October 26, 2012, we entered into a shareholders’ agreement with certain of our shareholders that defines the rights and obligations of the parties thereto as our shareholders and includes, among other provisions, financial reporting obligations and drag-along rights. The initial term of the shareholders’ agreement is 10 years followed by two automatic five-year extensions unless terminated by any party at least one year before the end of the then current term. The shareholders’ agreement may also be terminated if a party holds less than 1% of our shares or by mutual agreement among all parties. It is expected that the shareholders will agree to terminate this shareholders’ agreement prior to the completion of this offering.

Ailanthus NV

Ailanthus NV, a shareholder and director that is owned and controlled by Mr. Vancraen and Ms. Ingelaere, has provided several loans and financial leases to us for the purchase of machinery and a portion of our office and production buildings.

We previously had two loans with a fixed interest rate of 5.39% from Ailanthus NV with a nominal value of €0.9 million and €1.3 million during 2012 and 2011, which have been fully repaid as of December 31, 2013.

In addition, we have two finance lease obligations with Ailanthus NV for our land and buildings in Leuven. In April 1998, we signed a finance lease agreement with Ailanthus NV to lease land and a portion of our office and production building. The lease had a term of 15 years and included a purchase option for the land and the building. The finance lease expired on March 31, 2013 and the purchase option has been exercised, although ownership has not been transferred yet and the purchase price has not been paid due to certain administrative reasons. It is expected that ownership will be transferred during 2014. In October 2001, we entered into a finance lease agreement with Ailanthus NV to lease land and a portion of a new production building. The lease has a term of 15 years and includes a purchase option for the land and the building. This finance lease will expire on September 20, 2016. For additional information, see Note 13 to our audited consolidated financial statements.

Ailanthus NV has granted us several other loans at fixed interest rates between 4.23% and 5.23% with maturities between 2013 and 2025. The purpose of the loans is to finance the purchase of machines and a building in France. For additional information, see Note 13 to our audited consolidated financial statements.

We rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2013 and 2012 were €0.15 million and €0.14 million, respectively.

Convertible Bonds Issuance

On October 28, 2013 we issued to a member of our senior management and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, bear an annual interest rate of 3.7% and, after taking into account the 4-for-1 stock split of our ordinary shares to be effected concurrently with the closing of this offering, can be converted into ordinary shares at a conversion price of €1.97 per share. For additional information, see “Description of Share Capital—Share Capital.”

Founders Shares

At the inception of our company, a total of 300,000 founders shares (oprichtersaandelen) were issued to our founder and Chief Executive Officer, Wilfried Vancraen. These founders shares did not represent shareholders’ capital but granted the holder voting and dividend rights. No other terms and conditions were attached to these founders shares and no dividends have been paid on these founders shares by us since inception.

At the general meeting of shareholders held on November 28, 2013, the 300,000 founders shares were converted to Class A ordinary shares. Converting the founders shares into Class A ordinary shares resulted in a dilution for the existing shareholders by 3.07%. The Class A ordinary shares benefit from all rights attached to the ordinary shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of March 31, 2014, for:

•	each member of our board of directors;

•	each member of our senior management;

•	all members of our board of directors and senior management as a group;

•	each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares; and

•	each selling shareholder.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 39,072,056 ordinary shares outstanding as of March 31, 2014 after giving effect to the conversion of all outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into ordinary shares and the 4-for-1 stock split of our ordinary shares. The table below assumes that there are 47,072,056 ordinary shares outstanding immediately following the closing of this offering, and assumes the conversion upon the closing of this offering of all warrants to purchase or convertible bonds convertible into shares of Class A ordinary shares or Class B ordinary shares into warrants to purchase or convertible bonds convertible into ordinary shares.

The selling shareholders have determined that Wilfried Vancraen will sell €5.0 million of ordinary shares, at the euro-equivalent of the initial public offering price per ADS, pursuant to the over-allotment option, and the remaining ordinary shares subject to the option will be allocated among the other selling shareholders in accordance with the following percentages: Sniper Investments NV (40.00%); Vicomte Rodolphe de Spoelberch (29.31%); Distri Beheer 21 Comm Va (26.02%); and DVP Invest BVBA (4.67%). Further, in the event the over-allotment option is exercised, the underwriters will first purchase Mr. Vancraen’s shares and, to the extent all of Mr. Vancraen’s shares are purchased, the underwriters will then purchase shares from the other selling shareholders on a pro rata basis.

The number of ordinary shares being offered by the selling shareholders indicated in the table below reflect the amount of shares that would be offered by each selling shareholder based on the assumed initial public offering price of $13.00 per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and assuming a euro equivalent value of Mr. Vancraen’s shares of €9.44 per share, based on the euro to dollar exchange rate on March 31, 2014. Assuming this exchange rate, a $1.00 increase in the assumed initial public offering price of $13.00 per ADS would result in Mr. Vancraen offering 492,036 shares and the other selling shareholders offering an aggregate of 707,964 shares, and a $1.00 decrease in the assumed initial public offering price of $13.00 per ADS would result in Mr. Vancraen offering 574,041 shares and the other selling shareholders offering an aggregate of 629,958 shares.

	Ordinary Shares Beneficially Owned Immediately Prior to Offering		Ordinary Shares Beneficially Owned Immediately After Offering		Number of Ordinary Shares to be Sold if Over-Allotment Option is Exercised in Full		Ordinary Shares Beneficially Owned After Offering if Over-Allotment Option is Exercised in Full
Name of Beneficial Owner(1)	Number(2)	Percent(2)	Number(2)	Percent(3)			Number(2)	Percent
Members of our Board of Directors and Senior Management:
Wilfried Vancraen(4)	33,459,564	85.6%	33,459,564	71.1%	529,885		32,929,679	70.0%
Peter Leys(5)	—	—	—	—	—		—	—
A Tre C CVOA, represented by Johan De Lille(6)	—	—	—	—	—		—	—
Marcel Demeulenaere	—	—	—	—	—		—	—
Ailanthus NV, represented by Hilde Ingelaere(7)	13,428,688	34.4%	13,428,688	28.5%	—		13,428,688	28.5%
Pol Ingelaere	62,904	*	62,904	*	—		62,904	*
Jürgen Ingels	—	—	—	—	—		—	—
Sniper Investments NV, represented by Bart Luyten(8)	1,346,232	3.5%	1,346,232	2.9%	—		1,346,232	2.9%
Jos Van der Sloten(9)	—	—	—	—	—		—	—
Guy Weyns	—	—	—	—	—		—	—
Hilde Ingelaere(4)	33,459,564	85.6%	33,459,564	71.1%	529,885	(17)	32,929,679	70.0%
Johan Pauwels(10)	183,188	*	183,188	*	—		183,188	*
Wim Michiels(11)	40,000	*	40,000	*	—		40,000	*
Bart Van der Schueren(12)	221,052	*	221,052	*	—		221,052	*
Frederic Merckx(13)	—	—	—	—	—		—	—
All members of our board of directors and senior management as a group (15 members)	35,312,940	90.4%	35,312,940	75.0%	—		34,783,055	73.9%
Other selling shareholders:
Sniper Investments NV(8)	1,346,232	3.5%	1,346,232	2.9%	268,046		1,078,186	2.3%
Distri Beheer 21 Comm Va(14)	875,672	2.2%	875,672	1.9%	174,364		701,308	1.5%
DVP Invest BVBA(15)	157,268	*	157,268	*	31,294		125,974	*
Vicomte Rodolphe de Spoelberch(16)	986,404	2.5%	986,404	2.1%	196,411		789,993	1.7%

*	Less than 1%.
(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days of December 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security, have been included for the purpose of computing the percentage ownership of such shareholder. These shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(3)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(4)

Consists of (i) 5,733,264 ordinary shares held by Wilfried Vancraen, (ii) 276,000 ordinary shares held by Hilde Ingelaere, (iii) 13,377,612 ordinary shares held indirectly by Mr. Vancraen through Idem, a civil partnership (burgerlijke maatschap / société civile de droit commun) that is controlled and managed by Mr. Vancraen and Ms. Ingelaere, (iv) 644,000 ordinary shares held indirectly by Ms. Ingelaere through Idem and (v) 13,428,688 ordinary shares held by Ailanthus NV, which is owned and controlled by Mr. Vancraen and Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares. Does not include 1,500 warrants issued and granted to Mr. Vancraen or 1,500 warrants issued and granted to Ms. Ingelaere under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares and 6,000 shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023.

(5)

Does not include 72,774 warrants issued and granted to Mr. Leys under the 2013 Warrant Plan, which warrants are exercisable for 291,096 ordinary shares at €1.97 per share, vest 25% on a yearly basis beginning in October 2017 and expire in 2023.

(6)	The address for A Tre C CVOA is Timmermansstraat 32, 8340 Damme, Belgium.
(7)

Ailanthus NV is owned and controlled by Hilde Ingelaere, a member of our board of directors and one of our Executive Vice Presidents, and by Wilfried Vancraen, a member of our board of directors and our Chief Executive Officer. Mr. Vancraen and Ms. Ingelaere may be deemed to share voting power and investment power over these shares.

(8)

Bart Luyten, a shareholder of Sniper Investments NV, has the power to vote and dispose of the shares held by Sniper Investments NV. The address for Sniper Investments NV is Hanswijkstraat 37 Box A, 2800 Mechelen, Belgium.

(9)

Does not include 3,000 warrants issued and granted to Mr. Van der Sloten under the 2007 Warrant Plan, which warrants are exercisable for 12,000 ordinary shares at €0.98 per share, vest 25% on a yearly basis beginning in October 2014 and expire in 2015.

(10)

Consists of ordinary shares held jointly with Mr. Pauwels’ spouse Kristine Van Muylden. Mr. Pauwels and Ms. Muylden may be deemed to share voting power and investment power over these shares. Does not include 1,500 warrants issued and granted to Mr. Pauwels under the 2013 Warrant Plan, which warrants are exercisable for 6,000 ordinary shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023.

(11)

Does not include (i) 5,000 warrants issued and granted to Mr. Michiels under the 2007 Warrant Plan, which warrants are exercisable for 20,000 ordinary shares at €0.98 per share, vest 25% on a yearly basis beginning in October 2012 and expire in 2015, or (ii) 1,200 warrants issued and granted to Mr. Michiels under the 2013 Warrant Plan, which warrants are exercisable for 4,800 ordinary shares at €2.14 per share, vest on a yearly basis beginning in October 2013 and expire in 2023.

(12)

Does not include (i) 1,250 warrants issued and granted to Mr. Van der Schueren under the 2007 Warrant Plan, which warrants are exercisable for 5,000 shares at €0.98 per share, vest 25% on a yearly basis beginning in October 2014 and expire in 2015, or (ii) 1,500 warrants issued and granted to Mr. Van der Schueren under the 2013 Warrant Plan, which warrants are exercisable for 6,000 shares at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023.

(13)

Does not include 2,500 warrants issued and granted to Mr. Merckx under the 2013 Warrant Plan, which warrants are exercisable for 10,000 shares at €1.965 per share, vest 25% on a yearly basis beginning in October 2017 and expire in 2023.

(14)

Hugo Voeten, a shareholder of Distri Beheer 21 Comm Va, has the power to vote and dispose of the shares held by Distri Beheer 21 Comm Va. The address for Distri Beheer 21 Comm Va is Hazenhout 19, 2440 Geel, Belgium.

(15)

Dirk Van Praag, a shareholder of DVP Invest BVBA, has the power to vote and dispose of the shares held by DVP Invest BVBA. The address for DVP Invest BVBA is Oudstrijderslei 18, 2930 Brasschaat, Belgium.

(16)	The address for Vicomte Rodolphe de Spoelberch is Joseph Stallaertstraat 20, 1050 Brussels, Belgium.
(17)	Consists of ordinary shares being offered by Wilfried Vancraen.

Wilfried Vancraen has agreed, subject to certain conditions including the closing of this offering, to buy 11,250 ordinary shares from certain other shareholders at the initial public offering price, less the underwriting discount, after the completion of the distribution of the ADSs in this offering.

As of March 31, 2014, there were 64 individual holders of record entered in our share register, of which one was a U.S. resident, holding less than 1% of our outstanding ordinary shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering, except that as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of certain information relating to our share capital, certain provisions of our articles of association and the Belgian Company Code. Unless stated otherwise, this description (i) gives effect to the conversion, concurrently with the closing of this offering, of all Class A ordinary shares, Class B ordinary shares and Class C ordinary shares to ordinary shares, (ii) gives effect to a stock split of our outstanding ordinary shares to be effected after effectiveness of the registration statement of which this prospectus is a part and concurrently with the closing of this offering, whereby each ordinary share will be converted into four ordinary shares and (iii) gives effect to our amended and restated articles of association, which will become effective concurrently with the closing of this offering. Because this description is a summary, it may not contain all information which is important to you. Accordingly, this description is qualified entirely by references to our amended and restated articles of association. Copies of our amended and restated articles of association will be publicly available as an exhibit to the registration statement of which this prospectus forms a part.

The following description includes comparisons of certain provisions of our articles of association and the Belgian Company Code applicable to us and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Belgian law, and is not intended to be a complete discussion of the respective rights.

Share Capital

Share Capital and Shares

Our share capital is represented by registered ordinary shares without par value. Our share capital is fully paid-up. There are no separate classes of shares.

As of March 31, 2014, after giving effect to the conversion of all outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into registered ordinary shares and the 4-for-1 stock split, our issued and paid-up share capital amounted to €2,234,634.83 represented by 39,072,056 registered ordinary shares without par value, each representing an identical fraction of our share capital.

The changes in our share capital since January 1, 2012 are described below:

Date	Transaction	Number of shares issued	Issue price per share	Amount of capital increase	Issue premium	Share capital after the transaction (€)	Aggregate number of shares after the transaction
February 21, 2013	Exercise of warrants	14,208 Class B ordinary shares	€3.92	€3,353.09	€52,342.27	2,229,418.19	9,445,214
November 28, 2013	Conversion of founders shares	300,000 Class A ordinary shares	—	—	—	2,229,418.19	9,745,214
November 28, 2013	Exercise of warrants	22,800 Class B ordinary shares	€3.92	€5,216.64	€84,159.36	2,234,634.83	9,768,014
With effect from the closing of this offering	Cancellation of classes of shares and stock split	—	—	—	—	2,234,634.83	39,072,056

All of the share issuances listed above were for cash consideration.

The following table shows the reconciliation of the number of ordinary shares outstanding as of December 31, 2012 and 2013 and March 31, 2014:

Issued capital	Share capital (€)	Number of shares
As of December 31, 2012	2,226,065.10	9,431,006
Changes during 2013	8,569.73	337,008
As of December 31, 2013	2,234,634.83	9,768,014
Changes during the three months ended March 31, 2014	—	—
As of March 31, 2014	2,234,634.83	9,768,014
After giving effect to the 4-for-1 stock split	2,234,634.83	39,072,056

As of March 31, 2014, neither we nor any of our subsidiaries held any of our own shares.

Other Outstanding Securities

In addition to the shares already outstanding, we have granted warrants (warrants / droits de souscription) and convertible bonds (converteerbare obligaties / obligations convertibles) which upon exercise or conversion will lead to an increase in the number of our outstanding shares.

Warrants

A total of 162,466 warrants (where each warrant entitles the holder to subscribe to four new shares) were outstanding and granted as of March 31, 2014.

These warrants have been issued within the context of two stock option plans, the 2007 Warrant Plan and the 2013 Warrant Plan, for our employees and consultants (including members of our senior management team). The decision to grant warrants and to determine the beneficiaries is taken by our board of directors (as the case may be, in accordance with article 523 of the Belgian Company Code).

By an extraordinary shareholders’ meeting held on December 27, 2007, we issued 100,000 warrants pursuant to the 2007 Warrant Plan, 91,000 of which were granted in February 2008. As of March 31, 2014, 45,492 of these warrants were still outstanding.

By an extraordinary shareholders’ meeting held on November 28, 2013, we issued 120,000 warrants pursuant to the 2013 Warrant Plan, 75,274 of which were effectively granted in October 2013, 5,500 of which were granted to certain employees in December 2013 and 36,200 of which were granted to certain members of our board of directors and senior management, and employees in January 2014. As of March 31, 2014, all of the 116,974 issued and granted warrants were still outstanding.

By an extraordinary shareholders’ meeting held on April 23, 2014, we have agreed to issue, with effect on the closing of this offering and taking into account the 4-for-1 stock split, 1,200,000 new warrants, pursuant to a third stock option plan, or the 2014 Warrant Plan. These new warrants will be offered upon decision by our board of directors to certain of our employees and members of our board of directors and senior management.

Taking into account the conversion and cancellation of classes of shares and the 4-for-1 stock split that will become effective on the closing of this offering, each warrant gives the right to subscribe for four newly issued ordinary shares, except for the warrants to be issued under the 2014 Warrant Plan, which will each give the right to subscribe for one newly issued ordinary share. Shares subscribed for upon the exercise of the warrants will be registered ordinary shares of our company. Holders of such shares will have the same rights as any other registered shareholder.

The 75,274 warrants granted on October 15, 2013 are exercisable at €1.97 per share. The 5,500 warrants granted in December 2013 and the 36,200 warrants granted in January 2014 are exercisable at €2.14 per share. To determine each exercise price, the board of directors used the same valuation method (each time with up-to-date figures) which is the average of (i) the DCF method and (ii) a peer group analysis of the valuation of listed companies active in similar markets, taking into account an illiquidity discount. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Accounting Estimates—Share-based payment transactions.”

The warrants that will be granted under the 2014 Warrant Plan will be exercisable at a price per warrant equal to the euro-equivalent of the ADSs being offered in this offering.

The warrants have been issued in accordance with article 43, §3, 2° of the Belgian Law of 26 March 1999. The warrants are not transferable, except in the event of death of the warrant holder to the beneficiary appointed by the warrant holder.

The warrants vest in consecutive portions of 25% of the total amount of the warrants issued to a beneficiary on a yearly basis as from the fourth year after the year the warrants have been effectively granted, on the condition that the warrant holder is on October 1 of the relevant year still an employee, consultant or board member of our company or our affiliates. Vested warrants can be exercised in the 30-day period following the date of vesting, i.e., in the month of October of each year. We allow vested warrants that have not been exercised during the first exercise period to be exercised in subsequent exercise periods. The warrants issued under the 2007 Warrant Plan expire eight years after the issuance and the warrants issued under the 2013 Warrant Plan expire and the warrants to be issued under the 2014 Warrant Plan will expire ten years after the issuance.

In the event of termination of an employment agreement for serious or just cause, as applicable, a consultancy agreement for breach of contract, or a board mandate for serious or just cause, as applicable, the warrants held by the employee, consultant or board member will terminate automatically.

In the event of termination of an employment agreement, consultancy agreement or board mandate for statutory retirement, death or, with respect to the warrants issued under the 2007 Warrant Plan, permanent disability for work, the vested warrants held by such person will remain exercisable in accordance with the terms of the relevant warrant plan.

In the event of termination of an employment agreement, consultancy agreement or board mandate for any other reason, the vested warrants held by the employee, consultant or board member can be exercised during the first upcoming exercise period. Any warrant of such employee, consultant or board member that is not exercised during the first upcoming exercise period will terminate automatically.

The holders of warrants issued under the 2013 Warrant Plan have granted and holders of warrants to be issued under the 2014 Warrant Plan will grant us a call option on the shares acquired upon exercise of the warrants. Such call option is exercisable within six months from the termination of an employment agreement, consultancy agreement or board mandate (or, if later, within six months from the exercise of the warrants taking place after the termination of such employment agreement, consultancy agreement or board mandate).

The table below provides an overview of all of the outstanding granted warrants under the 2007 Warrant Plan and the 2013 Warrant Plan as of March 31, 2014:

Number of outstanding granted warrants	Plan	Date granted	Exercise period	Number of Shares into which warrants can be exercised	Exercise price per share
45,492	2007 Warrant Plan	February 2008	For vested warrants: October 2014— October 2015	181,968	€0.98

Number of outstanding granted warrants	Plan	Date granted	Exercise period	Number of Shares into which warrants can be exercised	Exercise price per share
75,274	2013 Warrant Plan	October 2013	For vested warrants: October 2017—October 2018—October 2019—October 2020—October 2021—October 2022—October 2023	301,096	€1.97

5,500	2013 Warrant Plan	December 2013	For vested warrants: October 2018—October 2019—October 2020—October 2021—October 2022—October 2023	22,000	€2.14

36,200	2013 Warrant Plan	January 2014	For vested warrants: October 2018—October 2019—October 2020— October 2021—October 2022— October 2023	144,800	€2.14

Convertible bonds

The total number of outstanding convertible bonds (where each convertible bond entitles the holder to subscribe to approximately 508.91 new shares (rounded upwards)) was 1,000 as of March 31, 2014.

By meeting of our board of directors on October 28, 2013, acting in the framework of the authorized capital (toegestaan kapitaal / capital autorisé), a convertible bond loan for an amount of €1,000,000 was issued to and subscribed by a member of our senior management and his spouse, represented by 1,000 convertible bonds each having a nominal value of €1,000. These convertible bonds have been issued in connection with the management services agreement between us and such member of our senior management.

The convertible bond loan has a term of seven years from the issue date. The applicable annual interest rate is 3.7%.

The convertible bonds can be converted into shares at the request of the bond holders at any time from January 1, 2017 until the end of the term of the convertible bond loan. The conversion price of the convertible bonds amounts to €1.97 per share. The number of new shares to be issued upon conversion of the convertible bonds will be calculated on the basis of a ratio of 508.91 new shares (rounded upwards) for each convertible bond. Taking into account the conversion of all Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into ordinary shares and the 4-for-1 stock split upon the closing of this offering, in case of conversion of all convertible bonds (for a total amount of €1,000,000) at the aforementioned price, a maximum of 508,905 new ordinary shares may be issued.

The subscribers of the convertible bonds have granted a call option to Ailanthus NV with respect to the convertible bonds. Such call option is exercisable during a period of four months from (a) the date of notice by the member of our senior management of termination of his management services agreement, the date of termination of such management services agreement for death or the date of suspension of such management services agreement for at least one year for disability, (b) the first anniversary of any such date and (c) the second anniversary of any such date.

The convertible bonds are not transferable, except in case of death of the bond holders to their heirs or with our prior approval.

The table below provides an overview of all of the convertible bonds outstanding under our convertible bond loan as of March 31, 2014:

Number of convertible bonds outstanding	Date granted	Conversion period	Conversion price per share	Number of shares into which bonds can be converted
1,000	October 28, 2013	From January 1, 2017 until October 27, 2020	€1.97	508,905

Articles of Association and Other Share Information

Corporate Profile

We are a limited liability company incorporated in the form of a naamloze vennootschap / société anonyme under Belgian law. We are registered with the register of legal entities of Leuven under the registration number 0441.131.254. Our registered office and our headquarters are located at Technologielaan 15, 3001 Leuven (Heverlee), Belgium (telephone number +32 (0) 16 39 66 11). We were incorporated on June 28, 1990 for an unlimited duration. Our financial year runs from January 1 through December 31.

Corporate Purpose

According to our amended and restated articles of association, our corporate purpose is: research, development and marketing of additive manufacturing and related technologies, and all services, engineering and holding activities relating thereto, in the broadest meaning.

We act for our own account, in consignation, on commission, as intermediary or representative.

Our corporate purpose is also:

•

To purchase, sell, trade, construct, renovate, valorize, refurbish, exploit, lease, sublease, manage, maintain, parcel, horizontally divide, place under mandatory co-ownership, lease, prospect and promote in any way any immovable goods or immovable rights in real property;

•

To invest, subscribe, acquire, place, sell, purchase, trade any movable value, issued by Belgian or foreign enterprises, whether or not as trade companies, administration offices, institutions or associations, and manage such investments and participations; and

•

To provide advisory, management and other services to any affiliated company or any other entity with which a participation relationship exists, in its capacity of director, liquidator or otherwise, manage or control such companies.

We may, by contribution of cash or in kind, merger, subscription, participation, financial intervention or any other way, participate in any existing or to be established company or enterprise, in Belgium or abroad, the corporate object of which is identical, similar or related to our corporate purpose, or which promotes our corporate purpose.

Generally, we can do any act of a civil or commercial, movable, immovable or industrial nature that is directly or indirectly, in whole or in part, connected to our corporate purpose.

Board of Directors

Belgian law does not specifically regulate the ability of directors to borrow money from our company.

Article 523 of the Belgian Company Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our board of directors, the director concerned must inform our other directors before our board of directors makes any decision on such transaction. The statutory auditor must also be notified. The director may neither participate in the deliberation nor vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our board of directors that sets forth the financial impact of the matter on us and justifies the decision of our board of directors must be published in our annual report. The statutory auditors’ report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our board of directors where director conflicts arise.

The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

We rely on a provision in the Listing Rules of the NASDAQ Stock Market that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Global Market. In particular, the Listing Rules of the NASDAQ Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, we are not subject to any legal requirement to have any independent directors. Additionally, our articles of association only requires three directors to be independent. Our board of directors currently comprises three independent directors and seven non-independent directors. See “Management.” The Listing Rules of the NASDAQ Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. Currently each of our committees is composed of two independent directors and one executive director who is, directly or indirectly, a major shareholder of our company. Our board of directors will appoint an independent director to replace Ms. Ingelaere within one year of the effective date of the registration statement of which the prospectus forms a part so that all members of our Audit Committee will be independent as determined under Rule 10A-3 under the Exchange Act and the applicable rules of the NASDAQ Stock Market. Our board of directors has no plans to change the composition of our Remuneration and Nomination Committee. See “Management.”

Form and Transferability of Our Shares

All of our shares belong to the same class of securities and are in registered form.

All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions. See “Shares Eligible for Future Sales—Lock-Up Agreements.”

Currency

All of our shares are denominated in euro.

Changes to Our Share Capital

Changes to our share capital are decided by our shareholders. Our shareholders may at any time at a shareholders’ meeting decide to increase or decrease our share capital. Such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “—Description of the Rights and Benefits Attached To Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements.” No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that are not fully paid-up.

Share Capital Increases by Our Board of Directors

Subject to the quorum and majority requirements described below in “—Description of the Rights and Benefits Attached To Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements,” our shareholders’ meeting may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders. A capital increase that is authorized in this manner is, referred to as authorized capital. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered share capital at the time of the authorization.

At our extraordinary shareholders’ meeting of April 23, 2014, our shareholders authorized our board of directors, for a period of five years from the date of publication of the changes to the articles of association decided by our shareholders’ meeting on April 23, 2014, to increase our share capital, in one or more transactions, up to a maximum amount equal to the amount of our share capital as of the closing of this offering.

In addition, our board of directors is expressly authorized to increase our share capital in the event of a public takeover bid for our securities, within the limits mentioned above and under the conditions set out in Article 607 of the Belgian Company Code. This authorization is granted for a period of three years from the date of the extraordinary shareholders’ meeting of April 23, 2014. If our board of directors decides to increase our share capital pursuant to this authorization, the amount of this increase will be deducted from the remaining authorized capital.

Preferential Subscription Rights

In the event of a share capital increase for cash through the issuance of new shares, or in the event we issue convertible bonds or warrants, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or warrants. These preferential subscription rights are transferable during the subscription period. Our board of directors may decide that preferential subscription rights which were not exercised, or were only partly exercised, by any shareholders shall accrue proportionally to the other shareholders who have already exercised their preferential subscription rights, and shall fix the practical terms for such subscription.

Our shareholders may, at a shareholders’ meeting, decide to limit or cancel this preferential subscription right, subject to special reporting requirements. Such decision by the shareholders must satisfy the same quorum and majority requirements as the decision to increase our share capital.

Shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Company Code. Our board of directors currently has the authority to increase the share capital within the framework of the authorized capital, and the right to limit or cancel the preferential subscription right within the framework of the authorized capital. See also “—Share Capital Increases by Our Board of Directors” above.

Generally, unless expressly authorized in advance by the shareholders’ meeting, the authorization of our board of directors to increase the share capital through contributions in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to us by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid for our securities. Our existing shareholders have granted an express authorization to our board of directors to increase our share capital up to a maximum amount equal to the amount of our share capital as of the closing of this offering, which authorization will expire on April 23, 2017.

Under the DGCL, stockholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

Purchases and Sales of Our Own Shares

We may only repurchase our own shares pursuant to authorization of our shareholders at a shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Company Code. Pursuant to the Belgian Company Code, such a decision requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. No quorum is required at the second meeting, but the relevant resolution must be approved by a majority of at least 80% of the share capital present or represented.

Under the DGCL, a Delaware corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.

At our shareholders’ meeting held on April 23, 2014, our shareholders delegated authority to our board of directors, for a period of five years from the closing date of this offering (and subject to the closing of this offering), to repurchase our shares up to the maximum number allowed under Article 620, §1, 2° of the Belgian Company Code and for consideration that is not less than 80% of and not more than 120% of the average closing prices of the ADSs representing our shares during the 30 calendar days prior to either the date of the redemption or the date of the announcement thereof. The authorization is also valid for the acquisition of our shares by one of our direct subsidiaries pursuant to Article 627 of the Belgian Company Code.

Any offer by us to purchase our own shares must be made on the same terms and conditions to all of our shareholders.

Our board of directors is authorized to acquire our own shares if such acquisition is necessary to prevent serious and imminent harm to us. This authorization is valid for three years from the date of the publication of the authorization in the Annexes to the Belgian State Gazette (Belgisch Staatsblad / Moniteur belge).

Our board of directors is also authorized to sell our own shares at a price that it determines. This authorization is valid without restriction in time, but is conditioned upon the closing of this offering. The authorization is also valid for the sale of our shares by one of our direct subsidiaries, as defined in Article 627 of the Belgian Company Code. Currently, we do not own any own shares.

Description of the Rights and Benefits Attached To Our Shares

Right to Attend and Vote at Our Shareholders’ Meetings

Annual Shareholders’ Meeting

Our annual shareholders’ meeting will be held on the first Tuesday in June of each year, at 10 a.m., or at any other time, at our registered office or at any other place in Belgium mentioned in the notice of the meeting. If this date falls on a legal holiday in Belgium, the meeting is held on the next business day in Belgium (excluding Saturday) at the same time.

Special and Extraordinary Shareholders’ Meetings

Our board of directors or the statutory auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened when one or more shareholders holding at least one-fifth of our share capital so demands.

Under the DGCL, special meetings of the stockholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Stockholders generally do not have the right to call meetings of stockholders unless that right is granted in the certificate of incorporation or the bylaws.

Notices Convening Shareholders’ Meetings

Notices of our shareholders’ meetings contain the agenda of the meeting indicating the items to be discussed as well as any proposed resolutions that will be submitted at the meeting. Other than in connection with a demand to convene a special or extraordinary shareholders’ meeting as described above, shareholders may not submit matters to be voted upon at our shareholders’ meetings.

Notices are sent 15 days prior to the date of our shareholders’ meeting to the holders of our registered shares, holders of our registered warrants and convertible bonds, and to our directors and our statutory auditor.

We intend to publish on our website the notices of all our shareholders’ meetings and all related documents, such as specific board and auditor’s reports, commencing after the completion of this offering.

Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders of a Delaware corporation must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and, in the case of a special meeting, the purpose of the meeting.

Admission to Meetings

All holders of our shares are entitled to attend our shareholders’ meeting, take part in the deliberations and, within the limits prescribed by the Belgian Company Code, vote.

Shareholders wishing to attend and participate in the shareholders’ meeting must have the ownership of their shares recorded in their names on the third business day preceding the day of the meeting through registration in the shareholders’ register.

Our board of directors may make attendance and participation in the shareholders’ meeting subject to a requirement for shareholders to express, on a date prior to the meeting to be determined by our board of directors, their intention to attend the meeting and the number of shares in respect of which they intend to exercise voting rights.

Votes

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended.

Voting rights can also be suspended in relation to shares:

•	which are not fully paid-up, notwithstanding the request thereto of our board of directors;

•

to which more than one person, or a legal entity represented by two or more persons acting as a board, is entitled, except in the event a single representative is appointed for the exercise of the voting rights; and

•	for which the voting rights were suspended by a competent court.

The shares held by our principal shareholders do not entitle such shareholders to different voting rights, except that as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares company, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

Any shareholder with the right to vote may either personally participate in the meeting or give a proxy to another person, who need not be a shareholder, to represent such shareholder at the meeting. All proxies must be in writing in accordance with the form prescribed by us and must be received by us no later than the date determined by our board of directors. Our articles of association do not allow shareholders to vote electronically.

Quorum and Majority Requirements

Generally, there is no quorum requirement for our shareholders’ meetings, except as provided for by law in relation to decisions regarding certain matters. Decisions are made by a simple majority, except where the law provides for a special majority.

Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Matters involving special legal quorum and majority requirements include, among others, amendment to the articles of association, issues of new shares, convertible bonds or warrants and decisions regarding mergers and demergers, which require at least 50% of the share capital to be present or represented and the affirmative vote of the holders of at least 75% of the votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum requirement applies. The special majority requirement for voting, however, remains applicable.

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a majority of at least 80% of the share capital present or represented. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a majority of at least 80% of the share capital present or represented.

Right to Ask Questions at our Shareholders’ Meeting

Within the limits of Article 540 of the Belgian Company Code, members of the board of directors will answer, during the shareholders’ meeting, the questions raised by shareholders. Shareholders can ask questions either during the meeting or in writing, provided that we receive the written questions at the latest on the third business day preceding the shareholders’ meeting.

Dividends

All shares participate equally in our profits (if any) as of and for the entire fiscal year starting on January 1, 2014. In general, we may only pay dividends if approved at our shareholders’ meeting, although our board of directors may, subject to certain conditions, pay an interim dividend without shareholder approval in accordance with the provisions of the Belgian Company Code. Dividends are paid on the dates and at the places determined by our board of directors.

The Belgian Company Code provides that dividends can only be paid up to an amount equal to the excess of our shareholders’ equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association. Under Belgian law and our amended and restated articles of association, we must allocate at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. Our legal reserve currently meets this requirement.

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.

For more information on our current dividend policy, see “Dividend Policy.”

Appointment of Directors

Our articles of association provide that, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares company, a majority of our directors must be appointed by our shareholders from a list of candidates proposed by the Family Shareholders.

Liquidation Rights

Our company can only be dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses will be distributed to the holders of our shares, each receiving a sum on a pro rata basis.

If, as a result of losses incurred, the ratio of our net assets (determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, our board of directors must convene a general shareholders’ meeting within two months of the date upon which our board of directors discovered or should have discovered this undercapitalization. At this shareholders’ meeting our board of directors needs to propose either our dissolution or our continuation, in which case our board of directors must propose measures to address our financial situation. Our board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve us, provided that at least 50% of our share capital is present or represented at the meeting.

If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in the event shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve us. If the amount of our net assets has dropped below €61,500 (the minimum amount of share capital of a Belgian limited liability company), any interested party is entitled to request the competent court to dissolve us. The court can order our dissolution or grant a grace period during which time we must remedy the situation.

Holders of ordinary shares have no sinking fund, redemption or appraisal rights.

Belgian Legislation

Disclosure of Significant Shareholdings

The Belgian Law of May 2, 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions does not apply to us. However, in accordance with U.S. federal securities laws, holders of our ordinary shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person who, after acquiring beneficial ownership of our ordinary shares or ADSs, is the beneficial owners of more than 5% of our outstanding ordinary shares or ordinary shares underlying ADSs must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares or ordinary shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Public Takeover Bids

Public takeover bids in Belgium for our shares or other securities giving access to voting rights are subject to supervision by the FSMA. Public takeover bids must be extended to all of the voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

However, the Belgian rules on mandatory takeover bids, which provide that a mandatory bid must be launched if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of the voting securities in a Belgian listed company, are not applicable to us.

Squeeze-out

Pursuant to Article 513 of the Belgian Company Code and the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, who own together with the company 95% of the securities with voting rights in a public company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the procedure, the company is no longer deemed a public company, unless bonds issued by the company are still spread among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Exchange Controls and Limitations Affecting Shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal Amsterdam office of ING Securities Services, Inc., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (i) directly (x) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (y) by having ADSs registered in your name in the Direct Registration System, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Belgian law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have the rights of an ADS holder. A deposit agreement among us, the depositary, ADS holders, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.    We have no present intention of declaring or paying any cash dividends or cash distributions on our ordinary shares in the foreseeable future. In the event we do declare or pay any cash dividends or cash distributions, the depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If it is not possible and lawful to do so on a reasonable basis, or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    We have no present intention of declaring or paying any share dividends or other distributions of our ordinary shares in the foreseeable future. In the event of a share dividend or other distribution of ordinary shares, the depositary may distribute additional ADSs representing such ordinary shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the Depositary will consult with us in good faith concerning the appropriate treatment of such additional ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay the exercise price and any other charges required to be paid in order to exercise the rights.

U.S. securities laws may restrict transfers or the cancellation of the ADSs representing ordinary shares purchased upon the exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can you withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person designated by you at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How can you interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to you a statement confirming that you are the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary how to vote the number of deposited ordinary shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting with sufficient advance notice to withdraw the ordinary shares.

The depositary will try, to the extent practicable, and subject to the laws of Belgium and to our articles of association, bylaws or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by you. If we requested the depositary to act at least 30 days prior to the meeting date and the depositary does not receive voting instructions from you by the specified date, it will consider you to have instructed it to give a discretionary proxy to a person designated by us with respect to the number of deposited securities represented by your ADSs, provided that no such instruction will be deemed given with respect to any matter as to which we inform the depositary (and we will provide such information as promptly as practicable, if applicable) that substantial opposition exists or such matter materially and adversely affects the rights of holders of ordinary shares. The depositary will only vote or attempt to vote as instructed or as described above. The depositary, as a shareholder on record, may either personally participate in the meeting or give a proxy to another person to represent it at the meeting. Our articles of association do not allow shareholders to vote electronically.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 15 days in advance of the meeting date.

Fees and Expenses

What fees and expenses will you be responsible for paying?

Pursuant to the terms of the deposit agreement, you will be required to pay the following fees to the depositary:

Persons depositing or withdrawing ordinary shares or ADS holders must pay to the depositary:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or ordinary shares underlying an ADS, such as share transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-based services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•    Change the nominal or par value of our ordinary shares

•    Reclassify, split up or consolidate any of the deposited securities

•    Distribute securities on the ordinary shares that are not distributed to you

•    Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary or any of our respective directors, officers, employees, agents or affiliates. We and the depositary and our respective directors, officers, employees, agents or affiliates:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are not liable for any tax consequences to any holders of ADSs on account of their ownership of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder of ADSs waives the right to a jury trial in an action against us or the depositary arising out of or relating to the ordinary shares or other deposited securities, ADSs, ADRs or the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon surrender and cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may accept ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary and agrees in writing that it or its customer (i) owns or represents the owner of the shares to be deposited (ii) assigns all beneficial right, title and interest in such shares to the depositary in its capacity as such and for the benefit of the ADS holders, and (iii) will not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares), other than in satisfaction of such pre-release; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, which limit will normally be 30% of the ordinary shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS and Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Each holder of ADSs will be required to provide such information as from time to time may be requested by us or as may otherwise be required to be disclosed, in accordance with applicable law, the rules and requirements of any stock exchange or clearing system on which the ADSs are traded or our articles of association.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have outstanding 8,000,000 ADSs representing approximately 17% of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no ordinary shares or ADSs will be available for sale by our shareholders after the completion of this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

In connection with this offering, we and each of our directors, senior management, key employees, certain shareholders, including the selling shareholders, have agreed that, without the prior written consent of Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, either directly or indirectly:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares or ADSs (including without limitation, ordinary shares or ADSs which may be deemed to be beneficially owned by a security holder in accordance with the rules and regulations of the SEC and ordinary shares or ADSs which may be issued upon exercise of a stock option or warrant), whether now owned or hereafter acquired (collectively, the Lock-Up Securities);

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities;

•

make any demand for or exercise any right with respect to the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs under the Securities Act; or

•	publicly disclose the intention to do any of the foregoing;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the Lock-Up Securities in whole or in part at any time with or without notice. When determining whether or not to release the Lock-Up Securities from lock-up agreements, Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and ADSs for which the release is being requested and market conditions at the time. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned “restricted” ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 470,721 ordinary shares immediately after this offering; and

•	the average weekly trading volume of the ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Warrants and Form S-8 Registration Statement

As of March 31, 2014, after taking into account the 4-for-1 stock split of our outstanding ordinary shares to be effected concurrently with the closing of this offering, we had outstanding granted warrants to purchase an aggregate of 162,466 ordinary shares. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the ordinary shares subject to outstanding warrants issued pursuant to our 2007 Warrant Plan and 2013 Warrant Plan, as well as warrants and other awards that may be issuable pursuable to the 2014 Warrant Plan. For additional information, see “Description of Share Capital—Share Capital.” Accordingly, ordinary shares registered under the registration statement will be available for sale, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

TAXATION

Belgian Taxation

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or Holders. This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed or verified with the Belgian Tax Administration.

Dividend Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 25%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 10% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions. The applicable rate will increase to 25% for liquidations closed after September 30, 2014.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty, or the Treaty, under which we are entitled to benefits accorded to residents of Belgium, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, or Qualifying Holders. If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Bureau Central de Taxation Bruxelles-Etranger, 33 Boulevard Roi Albert II, 33 (North Galaxy Tower B7), 1030 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than 10 days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds that are not engaged in any business or other profit making activity and are exempted from income taxes in the United States, provided that such pension fund is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation in Belgium unless the corporate Holder is acting through a Belgian permanent establishment. Capital losses are not deductible.

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be deductible in Belgium.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holders has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See “—Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgium estate tax on the transfer of ADSs on the death of a Belgium non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of ADSs through a professional intermediary established in Belgium on the secondary market, so-called “secondary market transactions.” The applicable rate amounts to 0.25% of the consideration paid but with a cap of €740 per transaction and per party. Under current Belgian tax law, the applicable rate and the applicable cap will reduce to 0.22% and €650 for transactions carried out as from January 1, 2015.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October, 27 2006 relating to the control of professional retirement institutions acting for their own account, or (iv) collective investment institutions acting for their own account.

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common financial transactions tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or collectively, the Participating Member States.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADS’s in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

The FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations to U.S. holders (as defined below) of acquiring, holding and disposing of the ADSs. The following discussion applies only to U.S. holders that purchase ADSs in the Offering, will hold ADSs as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and that are not residents of, or ordinarily resident in, Belgium for tax purposes nor hold their ADSs as part of a permanent establishment in Belgium. The discussion also does not address any aspect of U.S. federal taxation other than U.S. federal income taxation. In particular, this summary does not address all tax considerations applicable to investors that own (directly or by attribution) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, investors liable for the alternative minimum tax, certain U.S. expatriates, individual retirement accounts and other tax-deferred accounts, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ADSs as part of constructive sales, straddles, hedging, integrated or conversion transactions for U.S. federal income tax purposes or investors whose “functional currency” is not the U.S. dollar).

The following summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations thereunder, published rulings of the U.S. Internal Revenue Service, or the IRS, the income tax treaty between the United States and Belgium, or the U.S.-Belgium Treaty, and judicial and administrative interpretations thereof, in each case as available on the date of this Prospectus. Changes to any of the foregoing, or changes in how any of these authorities are interpreted, may affect the tax consequences set out below, possibly retroactively. No ruling will be sought from the IRS with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, a court will uphold such statement or conclusion.

For purposes of the following summary, a “U.S. holder” is a beneficial owner of ADSs that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences to the partners of such partnership will depend on the activities of the partnership and the status of the partners. A partnership considering an investment in ADSs, and partners in such partnership, should consult their own tax advisers about the consequences of the investment.

We do not expect to be a Passive Foreign Investment Company, or a PFIC, and the discussion under “—Distributions by Us” and “—Proceeds from the Sale, Exchange or Retirement of the ADSs” below assume we will not be a PFIC. See “—Passive Foreign Investment Company” discussion below.

Prospective purchasers of ADSs should consult their own tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences to them in their particular circumstances of acquiring, holding, and disposing of, ADSs.

Ownership of ADSs in General

The discussion below is based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For U.S. federal income tax purposes, an owner of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. However, the U.S. Treasury has expressed concerns that parties to whom interests such as the ADSs are delivered in transactions similar to pre-release transactions may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Belgian taxes could be affected by actions taken by parties to whom the ADSs are pre-released. No gain or loss will be recognized if you exchange ADSs for the ordinary shares represented by those ADSs. Your tax basis in such ordinary shares will be the same as your tax basis in such ADSs, and the holding period in such ordinary shares will include the holding period in such ADSs.

Distributions by Us

Subject to the application of the passive foreign investment company rules discussed below, the U.S. dollar value of distributions paid by us (including the amount of any taxes withheld) out of its earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as foreign source ordinary dividend income and will be includible in your gross income upon receipt by the Depositary. However, we do not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to ordinary shares or ADSs will constitute ordinary dividend income. Subject to applicable limitations, so long as the ADSs are regularly traded on the NASDAQ Global Market, we expect that dividends paid by us will be classified as “qualified dividend income” generally subject to tax at lower rates than other items of ordinary income when received by individuals and other non-corporate U.S. holders. Dividends received on the ordinary shares or ADSs will not be eligible for the dividends received deduction allowed to corporations receiving dividends from U.S. corporations.

The U.S. dollar value of distributions paid by us will be calculated by reference to the exchange rate in effect on the date the dividend distribution is received by the Depositary, regardless of when the Depositary converts the payments into U.S. dollars. If the foreign currency is converted by the Depositary on a later date, a U.S. holder will be required to recognize foreign currency gain or loss in respect of the foreign currency based on the difference between the rate at which it is converted and the rate on the date the dividend was received by the Depositary.

Subject to certain limitations, Belgian withholding tax, if any, paid in connection with any distribution with respect to ordinary shares or ADSs may be claimed as a credit against your U.S. federal income tax liability if you elect not to take a deduction for any non-U.S. income taxes for that taxable year; otherwise, such Belgian withholding tax may be taken as a deduction. If you are eligible for benefits under the Treaty or are otherwise entitled to a refund for the taxes withheld, you will not be entitled to a foreign tax credit or deduction for the amount of any Belgian taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which you can obtain a refund from the Belgian taxing authorities. As the relevant rules are very complex, you should consult your own tax advisor concerning the availability and utilization of the foreign tax credit or deductions for non-U.S. taxes in your particular circumstances.

Proceeds from the Sale, Exchange or Retirement of the ADSs

Upon the sale, exchange or retirement of ADSs, a U.S. holder will generally recognize U.S. source capital gain or loss equal to the difference, if any, between the U.S. dollar amount realized on the sale, exchange or retirement and the U.S. holder’s tax basis in the ADSs (generally their cost in U.S. dollars). Any gain or loss generally will be long-term capital gain or loss if the ADSs have been held for more than a year. The deductibility of capital losses is subject to limitations.

Gain or loss you recognize on the sale, exchange or retirement of ADSs will generally be U.S. source. If any taxes are withheld from such amounts but are eligible to be refunded, you will not be entitled to a foreign tax credit or deduction with respect to such taxes. If there are amounts withheld that are not eligible to be refunded, you still may not be able to claim a foreign tax credit with respect to such amounts unless you have excess foreign source income of the correct type from other sources because foreign tax credits generally cannot be used against U.S. source income. As the relevant rules are very complex, you should consult your own tax advisor concerning the availability and utilization of the foreign tax credit or deductions for non-U.S. taxes in your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for the tax year ended December 31, 2013, and we do not expect to be classified as a PFIC for U.S. federal income tax purposes for the current tax year ending December 31, 2014, or for the foreseeable future. However, the application of the relevant rules to our businesses is not entirely clear and certain aspects of the relevant tests will be outside our control; therefore, no assurance can be given that we will not be a PFIC for any taxable year. If we are a PFIC at any time during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year.

A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents, royalties, gross income from certain commodities transactions, and capital gains. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although the determination of whether a non-U.S. corporation is a PFIC for a given taxable year is based on its income and assets for that taxable year, as determined under the PFIC rules, once a non-U.S. corporation is a PFIC for any taxable year, it generally remains a PFIC for any investors that owned interests in all or a portion of such taxable year even if it would not otherwise qualify as a PFIC in later taxable years. We do not undertake to monitor our PFIC status on an ongoing basis.

The Code imposes additional taxes on gains from the sale or other disposition of, and “excess distributions” with respect to, shares of a PFIC owned directly (or deemed to be owned directly or indirectly under certain attribution rules) by a U.S. holder. In general, an excess distribution is any distribution to the U.S. holder that is greater than 125% of the average annual distributions received by the U.S. holder (including return of capital distributions) during the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs. If we were a PFIC in any year in which a U.S. holder held the ADSs (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized and to any year before we became a PFIC would be taxable as ordinary income,

(iii) the amount allocated to each other prior year would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax allocated to each such year. For these purposes, a U.S. holder who uses the ADSs as collateral for a loan would be treated as having disposed of such ADSs.

Different rules apply to a U.S. holder that makes a valid mark-to-market election with respect to the ADSs. This election can be made if the ADSs are considered to be “marketable securities” for purposes of the PFIC rules. The ADSs should be marketable securities for these purposes to the extent they are “regularly traded” on the NASDAQ Global Market. Generally, shares are treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Subject to certain limitations, a U.S. holder that makes a valid mark-to-market election with respect to the ADSs would be required to take into account the difference, if any, between the fair market value at the end of each taxable year and the fair market value at the end of the preceding taxable year (or the acquisition price in the first year the election is in effect) of those ADSs, as ordinary income or ordinary loss (but only to the extent of the net amount previously included as income by the U.S. holder as a result of the mark-to-market election). A U.S. holder’s basis in the ADSs will be increased by the amount of any ordinary income inclusion and decreased by the amount of any ordinary loss taken into account under the mark-to-market rules. Gains from an actual sale or other disposition of the ADSs for which this election has been properly made would be treated as ordinary income, any losses incurred on a sale or other disposition of the ADSs would be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years and any additional loss would be capital loss.

Even if a valid mark-to-market election is made with respect to the ADSs, there is a significant risk that indirect interests in any of our subsidiaries that are PFICs will not be covered by this election but will be subject to the excess distribution rules described above. Under these rules, distribution from, and dispositions of interests in, these subsidiaries, as well as certain other transactions, generally will be treated as a distribution or disposition subject to the discussion above regarding excess distributions.

Investors in certain PFICs are able to make an election to treat the PFIC as a “qualified electing fund,” or QEF, which may mitigate the consequences of the rules described above. However, if we are classified as a PFIC, U.S. holders will not be able to make this election.

Prospective U.S. holders are urged to consult their own tax advisers about the consequences of holding the ADSs if we are considered a PFIC in any taxable year, including the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. In particular, U.S. holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that there is a significant risk that we will have subsidiaries that are classified as PFICs.

Medicare Tax

Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes its dividend income and net gains from the disposition of the ADSs. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with distributions on the ADSs and the proceeds from the sale or other disposition of the ADSs unless a U.S. holder establishes that it is exempt from the information reporting rules. A U.S. holder may be subject to backup withholding on these payments if it fails to provide its tax identification number to the paying agent and comply with certain certification procedures. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Return Disclosure Requirement

U.S. federal income tax law requires certain U.S. investors to disclose information relating to investments in securities of a non-U.S. issuer. Failure to comply with applicable disclosure requirements could result in the imposition of substantial penalties. U.S. holders should consult their own tax advisors regarding any disclosure obligations.

UNDERWRITING

Subject to the terms and conditions described in the underwriting agreement dated the date of this prospectus, among us, the selling shareholders and the representatives of the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their respective names below. Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters named below.

Underwriters	Number of ADSs
Piper Jaffray & Co.
Credit Suisse Securities (USA) LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
Janney Montgomery Scott LLC
Stephens Inc.
KBC Securities USA, Inc.

Total	8,000,000

The underwriters have advised us and the selling shareholders that they propose to offer the ADSs to the public at $         per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $         per ADS. The underwriters may allow and the dealers may reallow a concession of not more than $         per ADS on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

The selling shareholders have granted to the underwriters an option to purchase up to 1,200,000 additional ADSs (as described in “Principal and Selling Shareholders”) at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ADSs as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share		No Exercise		Full Exercise
Public offering price	$		$		$
Underwriting discount paid by:
Materialise NV	$		$		$
Selling shareholders	$		$		$

Proceeds, before expenses, to Materialise NV		$		$		$

Proceeds, before expenses to the selling shareholders		$		$		$

We have agreed to reimburse the underwriters for their expenses in an amount up to $40,000, which may be incurred in connection with the review by Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of the ADSs offered hereby. In addition, the underwriters have agreed to reimburse us for certain expenses related to this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

In connection with this offering, we and each of our directors, senior management, key employees and certain shareholders, including the selling shareholders, have agreed that, without the prior written consent of Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, either directly or indirectly:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Securities;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities;

•

make any demand for or exercise any right with respect to the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs under the Securities Act; or

•	publicly disclose the intention to do any of the foregoing;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph shall not apply to:

•

the transfer by a security holder of Lock-Up Securities (i) as a bona fide gift or gifts, (ii) to an immediate family member or any trust for the direct or indirect benefit of such security holder or one or more members of the immediate family of such security holder, (iii) to any corporation, partnership or limited liability company, all of the shareholders, partners or members of which consist of such security holder and/or one or more members of such security holder’s immediate family, (iv) if such security holder is a corporation, partnership, limited liability company, trust or other business entity (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of such security holder or (B) to limited partners, limited liability company members, stockholders or other equity holders such security holder as distributions of the Lock-Up Securities, (v) if such security holder is a trust, to the beneficiary of such trust or (vi) by testate succession or intestate succession; provided, the exceptions provided in clauses (ii) through (vi) shall apply only if such transfer shall not involve a disposition for value; and provided, further, the exceptions provided in clauses (i) through (vi) shall apply only if (y) the transferee has agreed in writing to be bound by the same terms described in the lock-up agreement that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer and (z) no filing or public announcement by any party under of the Exchange Act or otherwise, shall be required or shall be made voluntarily in connection with such transfer;

•

the establishment of any contract, instruction or plan, or a Plan, that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that no sales of the Lock-Up Securities shall be made pursuant to such a Plan prior to the expiration of the lock-up period, and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the SEC or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by a security holder, us or any other person, shall be required, and no such announcement or filing is made voluntarily, by such security holder, us or any other person, prior to the expiration of the lock-up period;

•

the issuance or receipt of Lock-Up Securities upon the “net” or cashless exercise of share options or warrants granted pursuant to our equity incentive plans (as they existed as of the date of such lock-up agreement and disclosed as outstanding in this registration statement of which this prospectus forms a part), provided that the restrictions shall apply to any of the Lock-Up Securities issued upon such exercise;

•

the transfer of Lock-Up Securities to us for the surrender or forfeiture of ordinary shares or ADSs to satisfy tax withholding obligations upon exercise or vesting of share options, warrants or equity awards, if and only if (a) such surrenders or forfeitures are not required to be reported with the SEC pursuant to Section 16(a) of the Exchange Act, and (b) such security holder does not otherwise voluntarily effect any public filing or report regarding such surrenders or forfeitures;

•

the sale of ADSs purchased by a security holder on the open market following this initial public offering, if and only if (a) such sales are not required to be reported with the SEC pursuant to Section 16(a) of the Exchange Act, and (b) such security holder does not otherwise voluntarily effect any public filing or report regarding such sales;

•

the issuance of Lock-Up Securities by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and referred to in this prospectus and the registration statement of which this prospectus forms a part;

•

the issuance and sale of Lock-Up Securities by us pursuant to, or the filing of a registration statement on Form S-8 in respect of, any employee stock option plan, incentive plan, stock ownership plan or dividend reinvestment plan of the Company existing on the date of the underwriting agreement and described in the registration statement of which this prospectus forms a part, provided that such securities are non-transferrable for a period of 180 days after the date of this prospectus;

•

issuance of Lock-Up Securities by us after 90 days from the date of this prospectus in connection with the acquisition or strategic investment (including any joint venture, strategic alliance or partnership) as long as (x) the aggregate number of Lock-Up Securities issued or issuable does not exceed 5% of the number of ordinary shares outstanding immediately after the issuance and sale of the Lock-Up Securities, and (y) each recipient of any such shares or other securities agrees to restrictions on the resale of such securities that are consistent with the lock-up letters described in the preceding paragraph for the remainder of the 180-day restricted period; and

•	the sale and transfer by a security holder of Lock-Up Securities to the underwriters pursuant to the underwriting agreement.

Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the Lock-Up Securities in whole or in part at any time with or without notice. At least three business days before the release or waiver of any lock-up restriction on the transfer of the Lock-Up Securities by any of our directors or officers, the representatives will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

We intend to apply to list the ADSs on the NASDAQ Global Market under the symbol “MTLS.”

Prior to this offering, there has been no established trading market for the ADSs. The initial public offering price for the ADSs offered by this prospectus was negotiated by the underwriters and us. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.

Until the distribution of the shares is completed, the SEC rules may limit underwriters from bidding for and purchasing ADSs. However, the representatives may engage in transactions that stabilize the price of our ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the ADSs on the NASDAQ Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with an earlier letter agreement, we agreed to reimburse Piper Jaffray & Co. for expenses that it incurred in providing certain investment banking and financial advisory services related to this offering. These expenses totaled $38,887.30 and we have reimbursed Piper Jaffray & Co. for this amount. Subsequently, the underwriters have agreed that they will reduce their fees related to this offering by $38,887.30.

In addition, an affiliate of KBC Securities USA, LLC is a lender under a credit facility for RapidFit NV.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell the ADSs offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

European Economic Area.    This document has been prepared on the basis that any offer of ADSs in any member state of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this document may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the underwriters nor we have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

In relation to each Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered, so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.    This document is only being distributed to, and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Order, (ii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France.    Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong.    The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

India.    This prospectus is for information purposes only and does not constitute an offer or invitation for any investment or subscription for ADSs in India. Any person who is in possession of this prospectus is hereby notified that no action has been or will be taken that would allow an offering of the ADSs in India and neither this prospectus nor any offering material relating to the ADSs has been submitted to the Registrar of Companies or the Securities and Exchange Board of India for prior review or approval. Further, no document filing has been made with the Registrar of Companies, India. Accordingly, the ADSs may not be offered, sold, transferred or delivered and neither this prospectus nor any offering material relating to the ADSs may be distributed or made available (in whole or in part) in India, directly or indirectly in connection with any offer or invitation for any investment or subscription for the ADSs in India. You are advised to read this disclaimer carefully and consult with your advisors before accessing, reading or making any other use of this prospectus.

Japan.    The ADSs offered in this prospectus have not been registered under the Financial Instruments and Exchange Act of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Switzerland.    The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre.    This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main expenses we will be required to pay in connection with this offering, other than the underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee:

Expenses	Amount
SEC registration fee	$16,590
FINRA filing fee	19,320
NASDAQ listing fee	125,000
Legal fees and expenses	975,000
Accounting fees and expenses	630,000
Printing fees	275,000
Other fees and expenses	350,000

Total	$2,390,910

In addition, the selling shareholders identified in this prospectus will be required to pay expenses of approximately $20,000 which consist primarily of legal fees and expenses.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York, and Clifford Chance LLP, Brussels, Belgium. Certain legal matters relating to this offering will be passed upon for the underwriters by Paul Hastings LLP, New York, New York, and Baker & McKenzie CVBA, Brussels, Belgium.

EXPERTS

The consolidated financial statements of Materialise NV as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus and in the registration statement of which this prospectus forms a part have been so included in reliance on the report of BDO Bedrijfsrevisoren Burg. CVBA, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

BDO Bedrijfsrevisoren Burg. CVBA, Zaventem, Belgium, is a member of the Instituut van de Bedrijfsrevisoren / Institut des Réviseurs d’Entreprises.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Belgian limited liability company and our registered offices and the majority of our assets are located outside of the United States. In addition, all of our directors and senior management and the experts named herein are residents of jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or our company, to enforce judgments obtained in U.S. courts against these individuals or our company in courts outside the United States, or to enforce against these individuals and our company, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon U.S. federal or state securities laws.

The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium unless, in addition to compliance with certain technical provisions, the Belgian courts are satisfied that:

•	the effect of the recognition or enforcement of judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•

the judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of avoiding the application of the law applicable according to Belgian international law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be enforced in Belgium;

•	the claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same purpose and is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of the disputed goods in the United States;

•	the judgment relates to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court; and

•	the judgment submitted to the Belgian court is authentic.

In addition, with regard to the enforcement through legal proceedings in Belgium (including the exequatur of foreign court decisions in Belgium), a registration tax at the rate of 3% of the amount of the judgment is payable by the debtor, if the sum of money which the debtor is ordered to pay by a Belgian court, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium, or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The registration tax is payable by the debtor. The creditor is jointly liable up to a maximum of one-half of the amount the creditor recovers from the debtor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. The depositary will also file with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2014 and for all subsequent years will be due within four months after fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our directors, senior management and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You may review and copy the registration statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Leuven (Belgium), where they are available to the public. A copy of our amended and restated articles of association will also be publicly available as an exhibit to the registration statement of which this prospectus forms a part. In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Unaudited Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2014 and 2013
Unaudited Condensed Consolidated Income Statements	F-58

Unaudited Condensed Consolidated Statements of Comprehensive Income	F-59

Unaudited Condensed Consolidated Statements of Financial Position	F-60

Unaudited Condensed Consolidated Statements of Changes in Equity	F-61

Unaudited Condensed Consolidated Cash Flow Statements	F-62

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-63

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Materialise NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of Materialise NV as of December 31, 2013 and 2012 and January 1, 2012 and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Materialise NV at December 31, 2013 and 2012 and January 1, 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Zaventem, Belgium

February 21, 2014

/s/ Bert Kegels

BDO Bedrijfsrevisoren Burg. CVBA

Represented by

Bert Kegels

Consolidated income statements

		For the year ended 31 December,
	Notes	2013	2012
		In thousands of €
Revenue	18.1	68,722	59,107
Cost of sales	18.2	(27,189)	(23,792)

Gross profit		41,533	35,315

Research and development expenses	18.3	(10,596)	(9,424)
Sales and marketing expenses	18.4	(22,360)	(19,768)
General and administrative expenses	18.5	(8,649)	(8,101)
Other operating income	18.6	5,107	4,577
Other operating expenses	18.7	(615)	(488)

Operating profit		4,420	2,111

Financial expenses	18.9	(1,260)	(1,049)
Financial income	18.10	273	512

Profit before taxes		3,433	1,574

Income taxes		(21)	(121)

Net profit		3,412	1,453

Net profit (loss) attributable to:
The owners of the parent		3,509	1,551
Non-controlling interest		(97)	(98)

Earnings per share attributable to the owners of the parent
Basic	19	0.37	0.16
Diluted	19	0.37	0.16

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

		For the year ended 31 December,
	Notes	2013	2012
		In thousands of €
Net profit for the year		3,412	1,453

Other comprehensive income

Exchange differences on translation of foreign operations (may be reclassified subsequently to profit & loss)		(31)	(19)

Other comprehensive income (loss), net of taxes		(31)	(19)

Total comprehensive income for the year, net of taxes		3,381	1,434

Total comprehensive income (loss) attributable to:
The owners of the parent		3,478	1,532
Non-controlling interest		(97)	(98)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		31 December,		1 January,
	Notes	2013	2012	2012
		In thousands of €
Assets

Non-current assets
Goodwill	5	1,612	1,532	1,532
Intangible assets	6	1,439	1,130	621
Property, plant & equipment	7	20,617	20,601	18,012
Deferred tax assets	18.11	406	352	479
Other financial assets		253	210	194

		24,327	23,825	20,838

Current assets
Inventory	8	3,328	3,487	3,000
Trade receivables	9	12,382	11,109	10,263
Other current assets		3,053	1,837	1,486
Cash and cash equivalents	10	12,598	6,417	2,922

		31,361	22,850	17,671

Total assets		55,688	46,675	38,509

Equity and liabilities

Net equity	11
Share capital		2,235	2,226	2,226
Share premium		12,321	12,162	12,145
Reserves		3,198	(1,091)	(2,649)
Other comprehensive income		(29)	2	21

Equity attributable to the owners of the parent		17,725	13,299	11,743
Non-controlling interest	11	10	38	(6)

Total equity		17,735	13,337	11,737

Non-current liabilities
Loans & borrowings	13	11,676	11,635	6,493
Deferred tax liabilities	18.11	212	52	6
Deferred income	14	1,634	2,540	881
Other non-current liabilities		340	—	—

		13,862	14,227	7,380

Current liabilities
Loans & borrowings	13	4,640	4,037	5,373
Trade payables		6,794	4,672	5,294
Tax payables		43	—	—
Deferred income	14	6,773	5,675	4,209
Other current liabilities	15	5,841	4,727	4,516

		24,091	19,111	19,392

Total equity and liabilities		55,688	46,675	38,509

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the parent
	Notes	Share capital	Share premium	Reserves	Other comprehen- sive income	Total	Non- controlling interest	Total equity
	In thousands of €
At 1 January, 2012		2,226	12,145	(2,649)	21	11,743	(6)	11,737

Net profit				1,551		1,551	(98)	1,453
Other comprehensive income					(19)	(19)		(19)

Total comprehensive income		—	—	1,551	(19)	1,532	(98)	1,434

Equity-settled share-based payment expense	11		17	7		24	1	25
Capital increase Mobelife (NCI)	11					—	102	102
Payment uncalled capital Mobelife (NCI)	11						39	39

At 31 December, 2012		2,226	12,162	(1,091)	2	13,299	38	13,337

Net profit				3,509		3,509	(97)	3,412
Other comprehensive income					(31)	(31)		(31)

Total comprehensive income		—	—	3,509	(31)	3,478	(97)	3,381

Equity-settled share-based payment expense	11		23	8		31		31
Capital increase through exercise of warrants	11	9	136			145		145
Capital increase in Rapidfit+ (NCI)	11			736		736	264	1,000
Convertible debt (equity portion)	11			93		93		93
Written put option on NCI	11			(64)		(64)	(264)	(328)
Payment uncalled capital Mobelife (NCI)	11			—		—	66	66
Capital increase Mobelife through exercise of warrants	11			7		7	3	10

At 31 December, 2013		2,235	12,321	3,198	(29)	17,725	10	17,735

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended 31 December,
	Notes	2013	2012
		In thousands of €
Operating activities

Net profit for the year		3,412	1,453

Non-cash and operating adjustments
Depreciation of property, plant & equipment	7	2,776	2,627
Amortization of intangible assets	6	414	284
Share-based payment expense	12	31	25
Impact on discounting interest-free borrowings	13	(54)	(64)
Loss on disposal of property, plant & equipment	7	80	156
Government grants		(11)	(13)
Movement in provisions and allowance for bad debt		(4)	152
Financial income	18.10	(102)	(138)
Financial expense	18.9	820	717
Impact of foreign currencies	18.9; 18.10	323	22
Deferred tax expense (income)	18.11	(7)	173
Income taxes	18.11	28	—
Other		49	(39)

Working capital adjustments
Increase in trade receivables and other receivables		(2,528)	(1,362)
Decrease (increase) in inventories		159	(487)
Increase in trade payables and other payables		3,495	2,608

		8,881	6,114
Income tax paid		—	—

Net cash flow from operating activities		8,881	6,114

Investing activities

Purchase of property, plant & equipment	7	(2,415)	(4,242)
Purchase of intangible assets	6	(533)	(805)
Proceeds from the sale of property, plant & equipment, net	7	—	74
Acquisition of subsidiary	4	(365)	—
Interest received		13	11

Net cash flow used in investing activities		(3,300)	(4,962)

Financing activities

Proceeds from loans & borrowings and convertible debt	13	3,804	9,122
Repayment of loans & borrowings	13	(3,129)	(6,022)
Repayment of finance leases	13	(489)	(270)
Proceeds from the exercise of warrants	12	155	—
Capital increase in subsidiary by non-controlling interest	11	1,000	102
Contribution unpaid capital non-controlling interest	11	66	39
Interest paid		(467)	(615)
Other financial income (expense)		(211)	25

Net cash flow from financing activities		729	2,381

Net increase of cash and cash equivalents		6,310	3,533
Cash and cash equivalents at beginning of year	10	6,417	2,922
Exchange rate differences on cash & cash equivalents		(129)	(38)

Cash & cash equivalents at end of year	10	12,598	6,417

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1	CORPORATE INFORMATION

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”). See Note 25 for a list of subsidiaries of the Company.

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: medical, 3D printing software and industrial production. The Group sells its products in Europe, Americas and Asia.

The consolidated financial statements of the Group for the years ended 31 December 2013 and 2012 were approved and authorized for issue in accordance with a resolution of the Parent’s Board of Directors on 18 February 2014.

2	BASIS OF PREPARATION

The consolidated financial statements of the Group for the year ended 31 December 2013 are the first annual consolidated financial statements of the Group that comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”) and with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU-IFRS”).

These consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination which have been initially recognized at fair value and certain financial instruments which are measured at fair value through profit & loss.

The consolidated financial statements are presented in thousands of euros (K€ or thousands of €) and all “Currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

First time adoption

These consolidated financial statements have been prepared in accordance with IFRS and EU-IFRS. The Group has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” in preparing these statements.

The previously prepared consolidated financial statements for the years ending 31 December 2012 and 2011 in accordance with Belgian accounting principles (Belgian GAAP). In preparing its opening IFRS consolidated statement of financial position at 1 January 2012, the Group has adjusted the amounts reported previously in financial statements prepared with Belgian GAAP. An explanation of how the transition from Belgian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in Note 24.

Notes to the consolidated financial statements—(Continued)

Accounting policies early adopted for EU-IFRS purposes

The Group has adopted the following standards which are effective as of the reporting date in conformity with IFRS as issued by the IASB, however, which have a delayed effective date in conformity with IFRS as adopted by the EU:

•	IFRS 10 “Consolidated Financial Statements”

•	IFRS 11 “Joint Arrangements”

•	IFRS 12 “Disclosure of Interests in Other Entities”

•	IAS 27 “Separate Financial Statements”

•	IAS 31 “Investments in Associates and Joint Ventures”

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries.

Entities are fully consolidated from the date of acquisition, which is the date when the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the entities are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are fully eliminated.

The Group attributes profit or loss and each component of other comprehensive income to the owners of the parent company and to the non-controlling interest based on present ownership interests, even if the results in the non-controlling interest have a negative balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over the subsidiary, it will derecognize the assets (including goodwill) and liabilities of the subsidiary, any non-controlling interest and the other components of equity related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in profit or loss. If the Group retains an interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost.

The proportion allocated to the parent and non-controlling interests in preparing the consolidated financial statements is determined based solely on present ownership interests.

The following changes to the consolidation scope have been applied in 2013:

•	Consolidation as from 28 February 2013 of the new subsidiary Rapidfit+;

•	Consolidation as from 30 September 2013 of a newly created subsdiary Rapidfit+ US;

•	Deconsolidation as of 31 December 2013 of the subsidiary MGX NV as a result of the liquidation of the subsidiary (no discontinued operation).

Non-controlling interests

The Group has the choice, on a transaction by transaction basis, to initially recognize any non-controlling interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognized amounts of the

Notes to the consolidated financial statements—(Continued)

acquiree’s identifiable net assets. Other components of non-controlling interest such as outstanding share options are generally measured at fair value. The group has not elected to take the option to use fair value in acquisitions completed to date and currently does not have non-controlling interest resulting from business combinations.

Foreign currency translation

The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using the functional currency.

Financial statements of foreign subsidiaries

Foreign subsidiaries use the local currencies of the country where they operate. The statement of financial position is translated into euro at the closing rate on the reporting date and their income statement is translated at the average exchange rate at each month-end. Differences resulting from the translation of the financial statements of said subsidiaries are recognized in other comprehensive income as “exchange differences on translation of foreign operations”.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euro at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial or operating result depending on its nature.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

The Group measures goodwill initially at cost at the acquisition date, being:

•	the fair value of the consideration transferred to the seller, plus

•	the amount of any non-controlling interest in the acquiree, plus

•	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less

•	the fair value of the net identifiable assets acquired and assumed liabilities

Goodwill is capitalized as an intangible asset with any impairment in carrying value being charged to the consolidated income statement. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated income statement on acquisition date.

Acquisition costs incurred are expensed and included in general and administrative expenses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized either as a profit or loss or as a change to other

Notes to the consolidated financial statements—(Continued)

comprehensive income. If the contingent consideration is classified as equity, it should not be re-measured until it is finally settled within equity.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Buildings:	20-30 years
• Furniture, Plant & Equipment	3-15 years
• Property leased Assets	20-30 years or lease term if shorter
• Leased machines	5-10 years or lease term if shorter

Land is not depreciated.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are recognized as financial expenses in the consolidated income statement.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the consolidated income

Notes to the consolidated financial statements—(Continued)

statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualified asset that necessarily takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Research and development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates and enhancements), guides and other products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved (software) products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset;

•	the ability to measure reliably the expenditure during development.

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated income statement as incurred.

Intangible assets other than goodwill

Intangible assets comprise purchased technology and customers for internal purposes, patents and licenses, goodwill and technology and customers acquired in connection with business combinations. Those intangible assets are measured on initial recognition at cost, except for the acquired technology and customers arising from business combinations, which are measured initially at fair value. Following initial recognition, intangible assets other than goodwill are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful life of the intangible assets is as follows:

• Software:	3 years;
• Patents and licenses:	5 years;
• Acquired customers:	5 years;

Notes to the consolidated financial statements—(Continued)

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement based on its function which may be “cost of sales”, “sale & marketing expenses”, “research & development expenses” and “general and administrative expenses”.

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGUs’). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from the synergies of the combination giving rise to the goodwill.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Inventory

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a first in, first out basis; and

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Notes to the consolidated financial statements—(Continued)

Other financial assets

Financial assets include loans, deposits and receivables measured at amortized cost. The Group currently does not have held-to-maturity investments or available for sale financial investments.

Financial assets measured at amortized cost

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (EIR). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement under other operating expenses or financial expenses.

The Group’s loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and—for the purpose of the statement of cash flows—bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

Other financial assets

The Group does currently not have financial assets classified as financial assets at fair value through profit or loss except for a call option on non-controlling interest of Rapidfit+ as disclosed Note 11.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

Financial liabilities

The Group has financial liabilities measured at amortized cost and financial liabilities resulting from written put options or non-controlling interest.

Notes to the consolidated financial statements—(Continued)

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Written put options on non-controlling interest

The Group recognizes a financial liability for the written put options on non-controlling interest. The written put options have a variable redemption price based on a formula as specified in the contract (see Note 11).

•

The financial liability is initially recognized at fair value and the fair value is reclassified from non-controlling interest and, for any amount higher than the non-controlling interest, from consolidated reserves.

•	The fair value is determined as the present value of the redemption amount.

•

Any change in the fair value as a result of a change in the estimated redemption price is recognized directly in consolidated reserves. Any unwinding effect of the present value of the redemption price is recognized directly in profit and loss (financial cost).

•	No share of profit is allocated to the non-controlling interest.

•

Upon exercise of the written put option, the carrying value will be reclassified to consolidated reserves. When the written put option is not exercised, the carrying value of the financial liability is derecognized against consolidated reserves.

The Group currently does not have financial liabilities held for trading.

Compound financial instruments

The Group has issued convertible debt which is accounted for as a compound financial instrument. For those instruments, the Group determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The carrying amount of the equity instrument is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group’s ordinary shares are classified as equity instruments.

Notes to the consolidated financial statements—(Continued)

The Group had founder shares issued until 28 November 2013. Founder shares are not accounted for as compensation when they are issued between shareholders and in the capacity as shareholders. We refer to Note 11.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Pensions benefits

The Group has a defined contribution obligation which is recognized as an employee benefit expense in the profit or loss in the period during which services are rendered by employees.

Share based payments

Directors and employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Group currently has only warrants as share-based payments.

Equity-settled transactions

Equity-settled share-based payments to employees and others providing similar services are measured, indirectly, at the fair value of the equity instruments granted. The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized at the beginning and end of that period and is recognized as employee benefits expense.

The Group does currently only have equity-settled share-based payments that have service-based vesting conditions and no instruments with market vesting conditions.

No expense is recognized for awards that do not ultimately vest.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Notes to the consolidated financial statements—(Continued)

Revenue recognition

The Group’s revenue, which is presented net of sales taxes, is primarily generated by the sale of our software and 3D printed products and services. Software revenue is comprised of perpetual and periodic licenses, maintenance revenue and software development service fees. Perpetual license holders may opt to take an annual maintenance contract, which leads to annual fees. Periodic licenses entitle the customer to maintenance, support and product updates without additional charge. 3D printed product revenue is derived from our network of 3D printing service centers and may include support and services such as pre-production collaboration prior to printing the product.

The Group sells its products and software through its direct sales force and through authorized distributors.

Software license revenue, maintenance and/or software development service fees may be bundled in one arrangement, or may be sold separately.

The Group recognizes revenue for goods including software when all the significant risks and rewards have been transferred to the customer, no continuing managerial involvement usually associated with ownership of the goods is retained, no effective control over the goods sold is retained, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the entity and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3D printed products

The Group recognizes revenue on the sale of goods to the customer or distributor upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment incoterms).

Perpetual licensed software

The sale and/or license of software products is deemed to have occurred when a customer either has taken possession of or has access to take immediate possession of the software and the software key.

Perpetual software licenses include one year maintenance and support services. The Company sells these maintenance and support services also on a stand-alone basis and is therefore capable of determining their fair value. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the (typically one year) period to which they relate.

Time-based licensed software

The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Company does not sell time-based licenses without maintenance and support services and therefore revenues for the entire arrangements are recognized ratably over the term.

Maintenance and support services

The Group recognizes revenue from maintenance and support services ratably on a straight-line basis over the term that the maintenance service is provided (which is typically one year). In general, maintenance services are not automatically renewed.

A maintenance and support contract may include a reinstatement for previous years when the customer did not have a maintenance and support contract previously. Revenue from reinstatements are recognized immediately when the maintenance and support services commence.

Notes to the consolidated financial statements—(Continued)

Software development services (SDS)

SDS include customized development of software components for customers. The Group recognizes revenue on SDS agreements based either on time and material basis or on the stage of completion of each service contract and when the stage of completion can be measured reliably.

The Company determines the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable available measure of progress on these projects. Adjustments to the Company’s estimates of the time to completion are made when facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recognized immediately.

Multiple element arrangements

The Group has entered into a number of multiple element arrangements, such as when selling perpetual licenses that may include maintenance and support (first year maintenance included in price of perpetual licenses) and time-based licenses (that include embedded maintenance and support), both of which may be sold with software development services, training, and other product sales. In some cases, the Group also delivers software development services bundled with the sale of the software.

In multiple element arrangements, whether sold to end-customers or to collaboration partners, the Company uses either the stand-alone selling prices or management’s best estimate of selling prices to determine the fair value of each separate element within the arrangement, including software and software-related services such as maintenance and support. In general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are available. Where a selling price does not exist on a stand-alone basis or an estimate cannot be made for such element, as it may not be sold separately, then the remaining fees within the contract are recognized over the contractual period on a straight-line basis.

Revenue is allocated to each separate element based on its fair value and is recognized when the revenue recognition criteria described above are met. When software development services are performed and are considered essential to the functionality of the software, the Group recognizes revenue from the software development services on a stage of completion basis, and the revenue from the software when the related development services have been completed.

Contracts with collaboration partners in the medical segment will generally include multiple elements such as software, maintenance and support services, training, software development services, 3D printed products and royalties. Revenue from these contracts is determined and recognized consistent with other multiple element arrangements.

For certain contracts with collaboration partners, the Company also receives up-front fees, paid by customers for certain exclusivity rights granted only on previously acquired perpetual software licenses, which may be bundled with transfer of title, rights and ownership of certain software products and maintenance and support services. The Group recognizes revenues in such arrangements using the reverse-residual method, where fees for the items that are deemed separate elements, such as maintenance and support services, training, software development services, 3D printed products and royalties are recognized based on their estimated fair value as each element is delivered. The remaining fees within the arrangement are recognized on a straight-line basis over the period of exclusivity, which is up to five years.

Notes to the consolidated financial statements—(Continued)

Absent renewal, the Group’s contracts with collaboration partners Zimmer Holdings, Inc., Biomet, Inc., Encore Medical, L.P. (d/b/a DJO Surgical) and DePuy Synthes Companies of Johnson & Johnson are scheduled to end between 2014 and 2020 (in 2014, 2016, 2017 and 2020, respectively).

Royalty income

Royalty income is recognized on an accrual basis as revenue when the royalty is earned. Such royalty income is earned when the corresponding 3D printed goods have been delivered to the customer.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate.

Such grants have been received from the Belgian federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium).

Where retention of a government grant related to assets or to income, is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on financial transactions and bank related expenses.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Notes to the consolidated financial statements—(Continued)

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of sales tax, except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. IFRS 9 keeps but simplifies the mixed valuation model and proposes to classify the financial assets in two categories: amortized cost and fair value. No effective date has been determined by the IASB at this point in time. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Notes to the consolidated financial statements—(Continued)

Offsetting—financial assets and financial liabilities (revisions to IFRS 7 and IAS 32)

The adjustments to IFRS 7 and IAS 32 are related to the offsetting of financial assets and financial liabilities and require additional disclosures with regard to the potential effect of offsetting the financial assets and financial liabilities on the statement of financial position. This standard becomes effective for annual periods beginning on or after 1 January 2014. It is expected that the adoption of the standard will have no material impact for the Group.

Other amendments to standards:

•	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) which will be effective for year end 31 December 2014.

Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Group evaluate our estimates, assumptions and judgments, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations.

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Revenue recognition

For revenue recognition, the significant estimates and judgments relate to allocation of value to our separate elements in our multiple-element arrangements and in identifying stage of completion of our customized development of software components for customers. Software development services are mostly billed on time & material basis or occasionally on a fixed basis.

With respect to the allocation of value to the separate elements, the Company is using the stand-alone selling prices or management best estimates of selling prices to estimate the fair value of the software and software-related services to separate the elements and account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met. When we provide software development services considered essential to the functionality of the software, we recognize revenue from the software development service as well as any related software licenses on a percentage of completion basis whereby the arrangement consideration is recognized as the services are performed, as measured by an observable input.

We determine the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. No such losses have been recognized during the years ended 31 December 2013 and 2012. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

Notes to the consolidated financial statements—(Continued)

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

Development expenses

Under IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technical feasible considering a company-specific approach, the probability of future economic benefits from the sale or use.

Management has determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by the Group on a regular basis.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The Group has applied the Black–Scholes valuation model to estimate fair value. Using this model requires management to make assumptions with regards to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 12 and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of quoted peers in the 3D printing industry;

•	Estimated life of the warrant is estimated to be until the first exercise period which is typically the month after their vesting;

•

Fair value of the shares is estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry.

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception.

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Notes to the consolidated financial statements—(Continued)

The Group has in 2013 K€6,545 (2012: K€4,389) of tax losses carry forward and other tax credits such as investment tax credits and notional interest deduction, of which K€3,634 for 2013 (2012: K€3,366) relating to Materialise NV. These losses relate to the parent and subsidiaries that have a history of losses, do not expire, except for the notional interest deduction of K€337 in 2013 (2012: K€337) and may not be used to offset taxable income elsewhere in the Group.

With respect to the net operating losses of Materialise NV, no deferred tax assets have been recognized, except for K€95 in 2013 (2012: K€0), given that it in view of the Belgian Patent Income Deduction there is an uncertainly to which extent these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is preparing a detailed analysis of the effect of the Patent Income Deduction on its tax strategy. Once this analysis has been finalized, the Company will decide whether it will apply for a ruling with the Belgian Income Tax Authorities, on which basis the need for a valuation allowance on the deferred tax assets will be reassessed.

With respect to the net operating losses of the other entities, no deferred taxes have been recognized except for K€26 in 2013 (2012: K€40) given that it is unclear whether there will be a positive taxable base in the near future.

As such, the Group has not recognized deferred tax assets on the tax losses carry forward for a total amount of K€6,424 in 2013 (2012: K€4,349).

If the Group was able to recognize all unrecognized deferred tax assets, profit would have increased by K€705 and equity would have increased by K€2,183 in 2013. Further details on taxes are disclosed in Note 18.11.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€1,612 (2012 and 1 January 2012: K€1,532) which has been subject to an impairment test. A goodwill of K€1,532 has been allocated to the cash generating unit “Marcam (DE-3D Printing Software)”. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next three years derived from the budget and a residual value considering a perpetual growth rate. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 5.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the recoverable amount for the individual assets, or when not possible, at the CGUs to which the individual assets belong. No such impairment charges have been recorded for the years ended 31 December 2013 and 2012.

Business combinations

The Group determines and allocates the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the Group to use significant estimates and assumptions, including

•	estimated fair value of the acquired intangible assets;

•	estimated fair value of property, plant and equipment

Notes to the consolidated financial statements—(Continued)

While the Group is using its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets the Group has acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;

•	the fair value of the plant and equipment

•	the acquired company’s brand as well as assumptions about the period of time the acquired brand will continue to be used in the combined Group’s product portfolio; and

•	discount rates

4	BUSINESS COMBINATIONS

During the year 2013

On 18 September 2013, the Group, through its US based subsidiary Rapidfit+ US Inc, acquired certain assets from Advanced Machining Ltd., a company based in the United States of America and active in tooling. The acquisition meets the definition of a business.

The fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of €	Fair value at acquisition date
Assets
Customer relationships	199
Property, plant & equipment	163

362

Liabilities
Deferred tax liabilities	(80)

Total identified assets and liabilities	282

Goodwill	83

Acquisition price paid in cash	365

The fair value of the customer relationship amounts to K€199 and the fair value of property, plant & equipment amounts to K€163. The deferred tax liabilities comprise the tax effect of the fair value adjustment for the customer relationships. There were no contingent considerations payable.

As this relate to the acquisition of certain assets of Advanced Machining Ltd, the Group could not determine the contribution of the acquired assets as if the transaction occurred as at 1 January 2013 and the contribution of the acquired assets since the date of acquisition until 31 December 2013. The total assets as of 31 December 2012 of the Company Advanced Machining Ltd was $278 thousands and the net profit for the year then ended was $48 thousands, and management identified that such disclosures were not required due to immateriality.

Notes to the consolidated financial statements—(Continued)

5	GOODWILL

The goodwill has been allocated to the cash generating units (“CGU”) as follows:

	31 December,		1 January,
	2013	2012	2012
	In thousands of €
CGU: Marcam (DE-3D Printing Software)	1,532	1,532	1,532
CGU: Rapidfit+ (USA)	80	—	—

Total	1,612	1,532	1,532

The Group has performed an impairment test based on a discounted cash flow model including cash flows derived from the three year budget plan and residual value as of the fourth year.

The Marcam (DE) CGU is included in the reportable segment 3D Printing Software. The Rapidfit+ (USA) CGU is included in the reportable segment “Industrial production.”

CGU: Marcam (DE-3D Printing Software)

The main assumptions include a discount rate (WACC) of 9.07% and a perpetual growth rate of 2%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs. It was concluded that the recoverable amount of €4.7 million is approximately €2.9 million higher than the carrying value of the cash generating unit. If the year-on-year growth rate of the revenue, gross margin and the operating costs would be zero, the recoverable amount would decrease by approximately €0.8 million. If the discount rate would increase by 2%, the recoverable amount would decrease by approximately €1.2 million. In both sensitivity analysis, the recoverable amount is significantly higher than the carrying value of the cash generating units.

CGU Rapidfit+ (USA)

No impairment test has been performed as this goodwill relates to a recent acquisition in September 2013.

Notes to the consolidated financial statements—(Continued)

6	INTANGIBLE ASSETS

The changes in the carrying value of the intangible assets can be presented as follows:

	Patents and licenses	Software	Acquired Customers	Total
	In thousands of €
At 1 January, 2012	708	807	—	1,515

Additions	559	246	—	805
Disposals		(108)	—	(108)

At 31 December, 2012	1,267	945	—	2,212

Additions	402	130	—	532
Acquisition of a subsidiary	—	—	199	199
Disposals	(5)	(355)	—	(360)
Currency translation	—	(1)	—	(1)
Other	—	11	—	11
At 31 December, 2013	1,664	730	199	2,593

Amortization

At 1 January, 2012	(309)	(585)	—	(894)

Additions	(138)	(146)	—	(284)
Disposals		96		96

At 31 December, 2012	(447)	(635)	—	(1,082)

Additions	(222)	(181)	(10)	(413)
Acquisition of a subsidiary	—	—	—	—
Disposals	(1)	353	—	352
Other	—	(11)	—	(11)

At 31 December, 2013	(670)	(474)	(10)	(1,154)

Net carrying value
At 1 January, 2012	399	222	—	621
At 31 December, 2012	820	310	—	1,130
At 31 December, 2013	994	256	189	1,439

Patent & licenses include only the direct attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal purposes only. The acquired customers have been recognized as part of the acquisition of certain assets of Advanced Machining Ltd. (see Note 4).

The remaining amortization period for the acquired customers is 4.75 years at 31 December 2013 (2012: nil).

Notes to the consolidated financial statements—(Continued)

7	PROPERTY, PLANT & EQUIPMENT

The changes in the carrying value of the property, plant and equipment are presented as follows:

	Land & buildings	Plant & equipment	Leased assets	Construc- tion in progress	Total
	In thousands of €
Acquisition value
At 1 January, 2012	7,310	18,509	3,513	2,928	32,260

Additions	1,895	1,796	1,145	559	5,395
Disposals	—	(907)	—	(1)	(908)
Transfers	2,654	927	(635)	(2,946)	—
Currency Translation	30	(6)	—	—	24
Other	(2)	(14)	—	—	(16)

At 31 December, 2012	11,887	20,305	4,023	540	36,755
Additions	123	1,578	613	714	3,028
Acquired from business combination	—	163	—	—	163
Disposals	—	(630)	—	(3)	(633)
Transfers	(2)	555	—	(553)	—
Currency Translation	(230)	(268)	—	(4)	(502)
Other	—	(1)	—	(1)	(2)

At 31 December, 2013	11,778	21,702	4,636	693	38,809

Amortization

At 1 January, 2012	(946)	(11,307)	(1,995)	—	(14,248)

Additions	(341)	(1,981)	(305)	—	(2,627)
Disposals	—	749	—	—	749
Transfers	(8)	(627)	635	—	—
Currency Translation	(1)	(25)	—	—	(26)
Other	—	(2)	—	—	(2)

At 31 December, 2012	(1,296)	(13,193)	(1,665)	—	(16,154)
Additions	(526)	(1,819)	(431)		(2,776)
Disposals	—	561	—	—	561
Currency Translation	50	127	—	—	177
Other	(2)	2	—	—	—

At 31 December, 2013	(1,774)	(14,322)	(2,096)	—	(18,192)

Net carrying value
At 1 January, 2012	6,364	7,202	1,518	2,928	18,012
At 31 December, 2012	10,591	7,112	2,358	540	20,601
At 31 December, 2013	10,004	7,380	2,540	693	20,617

The investments in property, plant & equipment in 2013 amount to K€3,028 and mainly relate to new machines and installations (acquired and leased). The investments in 2012 amount to K€5,395 and mainly relate to the extension of the office and production facilities in Leuven and machines & installations (3D printing machines).

Notes to the consolidated financial statements—(Continued)

The Group realized a net loss on disposal of property, plant and equipment of K€72 in 2013 (2012: a loss of K€156)

Land and buildings

The carrying value of land included in land and buildings at 31 December 2013 was €1,736 (€1,746 at 31 December 2012) that is not being depreciated.

Assets under construction

The assets under construction in 2012 and 2013 are mainly the construction and upgrade of 3D printing machines that are being developed by the Group. The assets under construction at 1 January 2012 mainly relate to the extension of the office building.

Finance leases

The carrying value of plant and equipment held under finance leases at 31 December 2013 was K€2,540 (2012: K€2,358; At 1 January 2012: K€1,518). Finance leases mainly relate to

•	One office and production building with a carrying value of K€532 at 31 December 2013 (2012: K€600; At 1 January 2012: K€668) and a depreciation expense of K€68 in 2013 (2012: K€68); and

•

3D printing machines with a carrying value of K€2,008 at 31 December 2013 (2012: K€1,758; At 1 January 2012: K€850) and a depreciation expense of K€363 in 2013 (2012: K€237). New finance leases in 2013 amount to K€ 613 (2012: K€1,145) and only relate to leased machinery (3D printing machines).

Borrowing costs

The amount of borrowing costs capitalized during the year ended 31 December 2013 was K€0 (2012: K€19; At 1 January 2012: K€35). The rate used to determine the amount of the borrowing costs eligible for capitalization is the effective interest rate of the specific borrowing.

Pledges

Land and buildings with a carrying amount of K€7.233 (2012: K€7,728) are subject to pledges to secure several of the Group’s bank loans (Note 20).

No impairment of property, plant and equipment was recorded.

8	INVENTORY

The inventory includes the following:

	31 December,		At 1 January, 2012
	2013	2012
	In thousands of €
Raw materials	2,293	2,199	2,138
Work in progress	683	734	327
Finished goods	352	554	535

Total inventory (at cost or net realizable value)	3,328	3,487	3,000

Notes to the consolidated financial statements—(Continued)

9	TRADE RECEIVABLES

The trade receivables include the following:

	31 December,		At 1 January, 2012
	2013	2012
	In thousands of €
Trade receivables	12,867	11,558	10,602
Doubtful debtors	767	807	888
Allowance for bad debt	(1,252)	(1,256)	(1,227)

Total	12,382	11,109	10,263

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As at 31 December 2013, trade receivables of an initial value of K€1,252 (2012: K€1,256; At 1 January 2012: K€1,227) were impaired and fully provided for. See below for changes in the impairment of receivables.

In thousands of €
At 1 January, 2012	(1,227)

Addition	(29)

At 31 December, 2012	(1,256)

Addition	(8)
Reversal	12

At 31 December, 2013	(1,252)

10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following:

	31 December,		At 1 January, 2012
	2013	2012
	In thousands of €
Cash at bank	10,615	4,425	2,647
Cash equivalents	1,983	1,992	275

Total	12,598	6,417	2,922

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

There were no restrictions on cash during 2013, 2012 and at 1 January 2012.

Notes to the consolidated financial statements—(Continued)

11	EQUITY

Share capital

The share capital of the parent company Materialise NV consists of 9,768,014 ordinary nominative shares at 31 December 2013 (2012 and at 1 January 2012: 9,431,006) with no nominal but par value of €0.229 in 2013 (2012: €0.236) for a total amount of K€2,235 at 31 December 2013 (2012 and at 1 January 2012: K€2,226).

	Total number of founder shares	Total number of ordinary shares	Total share- holders’ capital	Total number of ordinary shares A	Total number of ordinary shares B	Total number of ordinary shares C
	In thousands of €
Outstanding at 1 January, 2012 and 31 December, 2012	300,000	9,431,006	2,226	7,345,267	631,166	1,454,573

Capital increase by exercise warrants on 21/2/2013	—	14,208	3	—	14,208	—
Conversion of founder shares in shares A 28/11/2013	(300,000)	300,000	—	300,000	—	—
Capital increase by exercise warrants on 28/11/2013	—	22,800	6	—	22,800	—

Outstanding on 31 December, 2013	—	9,768,014	2,235	7,645,267	668,174	1,454,573

The ordinary shares are divided in three categories: A, B and C with similar voting and dividend rights.

The Company also issued 300,000 founder shares which do not represent shareholders’ capital but grant the holder voting and dividend rights. The terms & conditions are further discussed in Note 22. The General Meeting of Shareholders held at 28 November 2013 converted the 300,000 founder shares to ordinary A shares resulting in a dilution for the existing shareholders by 3.07%. Those A shares will benefit from all rights allocated to the ordinary shares. The founder shares were not considered potentially ordinary shares at 31 December 2012 and 1 January 2012 and as such have not been reflected in the earnings per share.

The shareholders’ capital increased by K€9 as a result of the exercise of warrants outstanding and fully vested. An additional amount of K€136 was recorded in the share premium account.

The shareholders of the Group have granted to the Group’s Board of Director’s, by a decision taken on 12 December 2012, the right to increase the share capital by K€2,226 without the consent of the Shareholders for a maximum of 5 years.

Share premium

In Belgium, the portion of the capital increase in excess above par value is typically allocated to share premium.

The carrying value of the share premium is K€12,321 at 31 December 2013 (2012: K€12,162; At 1 January 2012: K€12,145). The change in 2013 is the result of the share-based payment expense of K€23 and the portion of the capital increase through exercise of warrants by K€136. The change in 2012 is only explained by the share-based payment expense of K€17.

Notes to the consolidated financial statements—(Continued)

Reserves

The nature and purpose of the reserves is as follows:

	31 December,		1 January, 2012
	2013	2012
	In thousands of €
Legal reserve	226	226	226
Retained earnings	2,972	(1,317)	(2,875)

Reserves	3,198	(1,091)	(2,649)

The legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve is at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2013 and 2012.

Non-controlling interest

The non-controlling interest in 2013 represents 19.48% (2012: 18.50%; At 1 January 2012: 19.60%) of the shares in the subsidiary Mobelife that are held by third parties. No non-controlling interest is recognized for the 16.67% held by a third party in RapidFit+ as the amount was reclassified to a financial liability.

Mobelife

The shareholders of Mobelife paid during 2013 uncalled capital for a total amount of K€486 (2012: K€215) of which K€66 (2012: K€39) by the non-controlling interest.

At the end of December 2013, the shareholders’ capital of Mobelife was increased by K€10 as a result of the exercise of fully vested warrants. A gain in dilution for the Group has been recognized in the amount of K€7.

At 17 January 2012, the shareholders participated in the capital increase of Mobelife for a total amount of K€1.431 (of which K€881 was uncalled), increasing its controlling interest in Mobelife from 80.4% to 81.5%. The impact on the non-controlling interest was K€102.

Rapidfit+

At 28 February 2013, the Group has carved-out its Rapidfit+ business into a newly created entity Rapidfit+. On 27 June 2013, the investor PMV-TINA has subscribed to 100% of the capital increase of K€1,000 resulting in a dilution of the Group’s interest in Rapidfit+ from 100% to 83.33%. As a result of this dilution, the Group recognized a gain of K€736 in consolidated reserves at 31 December 2013.

The Group has purchased a call option and written a put-option on the non-controlling interest in Rapidfit+. The call option is accounted for in accordance with IAS 39 and has an exercise price which is calculated according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. Currently the call option is deeply out of the money due to the significant losses of Rapidfit+ and as such the fair value is estimated at zero at 31 December 2013. The call option is exercisable as from 2015 to 2019.

The written put option has been recognized as a financial liability and measured at the present value of the redemption amount and amounts to K€340 at 31 December 2013. The redemption price has an

Notes to the consolidated financial statements—(Continued)

exercise price according to a specified contractual formula based on the following parameters: invested capital, multiple of EBITDA minus net financial debt. The initial recognition resulted in a reclassification of K€264 from non-controlling interest and K€64 from consolidated reserves. The written put option is exercisable as from 2017 to 2020.

In addition, Rapidfit+ has issued 10 dilution warrants to the non-controlling interest which is exercisable at certain events. The fair value of the dilution warrants is currently zero.

12	SHARE-BASED PAYMENT PLANS

Share-based payment plans of the parent

The changes of the year for the warrant plan 2013 and warrant plan 2007 are as follows:

	2013	2012
Outstanding at 1 January	82,500	85,000
Granted	80,774	—
Forfeited / cancelled	—	(2,500)
Exercised	(37,008)	—

Outstanding at 31 December	126,266	82,500

Exercisable at 31 December	4,242	20,625

Materialise NV warrant plan 2013

The Group issued on 28 November 2013 120,000 warrants to senior management and directors with an exercise price ranging from €7.86 to €8.54. A total of 80,774 warrants were granted as of 31 December 2013.

Each warrant gives the right to the holder to one ordinary B share of the parent Company. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have been vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the warrant plan 2013 and 2007:

	Warrant plan
	2013 (Dec)	2013 (Oct)	2007
Return dividend	0%	0%	0%
Expected volatility	50%	48%	56%
Interest-free interest rate	2.56%	2.43%	4.25%
Expected life	5.5	5.5	5.5
Exercise price	€8.54	€7.86	€3.92
Fair value shares	€8.54	€7.86	€3.92
Fair value option	€4.09	€3.68	€2.15

Option pricing model	Black-Scholes

Notes to the consolidated financial statements—(Continued)

The above input for the Black-Scholes model have been determined based on the following:

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception.

•	Expected volatility is estimated based on the average annualized volatility of a number of quoted peers in the 3D printing industry;

•	Interest-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

•	Estimated life of the warrant is determined to be until the first exercise period which is typically the month after their vesting;

•

Fair value of the shares is estimated based on a discounted cash flow model with 3-year cash flow projections and a multiple of EBITDA determined based on a number quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for above 2013 warrant plan was K€9 in 2013.

Materialise NV warrant plan 2007

The Group issued on 27 December 2007 100,000 warrants to senior management with an exercise price €3.92. As of 31 January 2008, a total of 91,000 warrants were granted. Each warrant gives the holder right to one ordinary B share of the parent Company. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have been vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The expense arising from share-based payment transactions for the 2007 warrant plan as described above was K€14 in 2013 (2012: K€18).

The weighted average remaining contractual life of the warrants outstanding as of 31 December 2013 is 3.5 years (2012: 0.6 years). The weighted average fair value for the warrants outstanding at the end of 2013 was €3.1 (2012: €2.15).The weighted average exercise price for the warrants outstanding at the end of 2013 was €6.5 (2012: €3.92).

Share-based payment plans of Mobelife

The changes in the year for the Mobelife warrant plan 2012 and 2009 are follows:

	2013	2012
Outstanding at 1 January	505	405
Granted	—	100
Exercised	(101)	—

Outstanding at 31 December	404	505

Exercisable at 31 December	0	0

Notes to the consolidated financial statements—(Continued)

Mobelife warrant plan 2009

The subsidiary Mobelife issued and granted on 30 March 2009 405 warrants to its executive management with an exercise price of €100. Each warrant gives the holder the right to one ordinary share of Mobelife. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have been vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

Mobelife warrant plan 2012

The subsidiary Mobelife issued and granted on 17 January 2012 100 warrants to its executive management with an exercise price of €536. Each warrant gives the holder the right to one ordinary share of the subsidiary Mobelife. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have been vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table lists the input to the Black-Scholes model both warrant plans:

	Warrant plan
	2009	2012
Return dividend	0%	0%
Expected volatility	31%	56%
Interest-free interest rate	4.25%	4.25%
Expected life	5.5	5.5
Exercise price	€100.00	€536.00
Fair value shares	€100.00	€536.00
Fair value option	€36.89	€293.64

Option pricing model	Black-Scholes

The above input for the Black-Scholes model have been determined on the same basis as disclosed above.

The expense arising from share-based payment transactions for Mobelife warrant plans was K€8 in 2013 (2012: K€7).

The weighted average remaining contractual life of the warrants outstanding as of 31 December 2013 is 2.9 years (2012: 3.8 years). The weighted average fair value of the warrants granted is €100 in 2013 (2012: €88). The weighted average exercise price for the warrants outstanding at the end of each year was €208 in 2013 (2012: €186).

Share-based payment plans of Rapidfit+

The subsidiary Rapidfit+ has issued a new warrant plan on 23 August 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.92. The warrants have not yet been granted as of 31 December 2013.

Notes to the consolidated financial statements—(Continued)

13	LOANS AND BORROWINGS

The loans and borrowings include the following:

				Outstanding at
				31 December,		1 January,
		Interest rate	Maturity	2013	2012	2012
				in thousands of €
€ 5,000,000 bank loan		4.61%	Jun/27	4,642	4,884	1,072
€ 2,000,000 bank loan		4.43%	Nov/20	1,089	1,221	1,346
€ 1,750,000 bank loan		5.40%	Dec/22	1,251	1,357	1,466
€ 1,000,000 convertible bond		3.70%	Oct/20	908	—	—
€ 500,000 bank loan		1.78%	Dec/18	500	—	—
€ 400,000 bank loan		4.23%	Oct/25	336	357	377
€ 881,020 loan agreement with related party		5.39%	Dec/12	—	—	176
€ 1,250,000 loan agreement with related party		5.39%	Feb/13	—	47	323
Interest free loan agreements		0.00%	Oct/16; Mar/20	2,123	2,725	—
Obligations under finance lease with related party		0.00%	2013-2017	1,092	1,128	1,224
Obligations under finance leases (third parties)		0.00%	2014-2017	1,758	1,599	573
Short term credit agreements		1.21%	Jun/14	369	—	—
Short term credit agreements		1.09%	Dec/14	740	—	—
Short term credit agreements		1.87%	Jun/13	—	305	—
Short term credit agreements		1.30%	Dec/13	—	790	—
Short term credit agreements		2.60%	Jun/12	—	—	244
Short term credit agreements		2.45%	Dec/12	—	—	694
Straight loans				250	—	3,000
Other loans				1,258	1,259	1,371

Total loans and borrowings				16,316	15,672	11,866

of which	current			4,640	4,037	5,373
	non-current			11,676	11,635	6,493

€5,000,000 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven (Belgium). The loan started on 23 December 2011 and was completely drawn at K€5,000 as of 30 June 2012. The loan matures on 30 June 2027. The loans bears a fixed interest rate of 4.61% with monthly fixed installments as from 1 July 2012. This bank loan is secured with a mortgage on the building.

€2,000,000 secured bank loan

This bank loan has been used to finance the construction of a portion of the office and production building in Leuven. The loan started on 1 December 2005 with a maturity of 15 years. The loans bears a fixed interest rate of 4.43% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

Notes to the consolidated financial statements—(Continued)

€1,750,000 secured bank loan

This bank loan has been used to finance the construction of office in Czech Republic. The loan started on 1 November 2008 with a maturity of 14 years. The loans bears a fixed interest rate of 5.40% with monthly fixed installments. This bank loan is secured with a mortgage on the building.

€1,000,000 convertible bond with related party

The Group has issued on 28 October 2013 1,000 convertible bonds with a related party for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management.

The conditions of the convertible bond can be summarized as follows:

•	Number of convertible bonds: 1,000

•	Nominal value per bond: K€1

•	Contractual life: 7 years

•	Interest: 3.7%

•	Conversion period: from 1 January 2017 until maturity

•	Conversion price: €7.86

Maximum number of A shares that can be issued upon conversion is 127,226

The Group has estimated the fair value of a similar liability however without any conversion option by reference to a number of quoted peers in Belgium. The fair value was estimated at K€907. Upon initial recognition, an amount of K€93 was recognized in consolidated reserves reflecting the fair value of the conversion option.

€500,000 secured bank loan

This bank loan has been used to finance the purchase of a 3D printing machine. The loan started on 1 December 2013 with a maturity of 5 years. The loans bear a fixed interest rate of 1.78% with monthly fixed installments and is secured.

Interest-free loan agreements

The Group has several interest-free loans with a total nominal amount of K€3,395. The interest-free loan has been initially measured at fair value, which is the present value of the future installments with a discounting rate of 3.04%. The maturity of the loans is October 2016 and March 2020 and have either monthly or quarterly installments. The carrying value at 31 December 2013 is K€2,123 (2012: K€2,725). The difference between the carrying value and the nominal value recognized as financial income over the loan period. The current discount rate applied as at 31 December 2013 is 3.06%.

The loans have been granted by either government organizations or business partners.

Loans and finance leases with related parties

The Group had two loans with fixed interest rate of 5.39% from Ailanthus NV with a nominal value of K€881 and K€1,250 during 2012 and 2011 which have been fully repaid as of 31 December 2013 (2012: K€47 outstanding; At 1 January 2012: K€499 outstanding).

Notes to the consolidated financial statements—(Continued)

Ailanthus is a related party and shareholder.

In addition, the Group has two finance lease obligations with Ailanthus for the land and building in Leuven. In April 1998, the Group has signed a finance lease agreement with Ailanthus to lease land and a portion of the office and production building. The lease has a term of 15 years and include a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of 31 December 2013 is K€1,000 (2012: K€1,021). The interest expense for the year 2013 is K€28 (2012: K€117). The finance lease has expired at 31 March 2013 and the purchase option has been exercised. However, the ownership has not been transferred yet and the purchase option has not been paid due to some administrative reasons. It is expected that the ownership will be transferred during 2014.

In October 2001, the Group has signed a finance lease agreement with Ailanthus to lease land and a portion of a new production building. The lease has a term of 15 years and a purchase option for the land and the building. The Group has determined that this lease is a finance lease because (i) the purchase option is assumed to be significantly lower than the fair value of the land and building and (ii) it was very likely at inception of the lease that the Group would exercise its purchase option. The amounts outstanding as of 31 December 2013 is K€92 (2012: K€106). The interest expense for the year 2013 is K€6 (2012: K€8). The finance lease will expire at 20 September 2016.

Ailanthus has granted the Group several other loans at fixed interest rates between 4.23% and 5.23% with maturities between 2013 and 2025. The purpose of the loans is to finance the purchase of machines and a building in France. The amounts outstanding as of 31 December 2013 is K€336 (2012: K€404). The interest expense for the year 2013 is K€15 (2012: K€36) and are included in the “other loans” in the above table.

Short-term credit agreement

The Group has several short-term credit agreements with a maturity of 12 months and a fixed interest rate.

Straight loans

The Group has obtained several short-term straight loans in order to finance its working capital needs. The loans bear a variable interest rate based on Euribor.

Notes to the consolidated financial statements—(Continued)

14	DEFERRED INCOME

Deferred income consists of the following:

	31 December,		1 January, 2012
	2013	2012
	In thousands of €
Deferred maintenance & license	5,212	4,649	3,995
Deferred (project) fees	2,400	3,275	967
Deferred government grants	610	128	128
Other	185	163	—

Total	8,407	8,215	5,090

of which current	6,773	5,675	4,209
non-current	1,634	2,540	881

The deferred maintenance and license consist of maintenance fees paid up-front which are deferred and amortized over the maintenance period.

The deferred (project) fees consist of one-time and advance payments received which are deferred over the contractual period.

The deferred government grants relate to capital grants received from the government in relation to the construction of a building and which are amortized over the useful life of the building. Government grants are recognized as income under “other operating income”.

15	OTHER CURRENT LIABILITIES

Other current liabilities include the following:

	31 December,		1 January, 2012
	2013	2012
	In thousands of €
Payroll-related liabilities	4,411	3,448	3,029
Non-income tax payables	760	628	961
Accrued charges	623	555	458
Other current liabilities	47	96	68

Total	5,841	4,727	4,516

Notes to the consolidated financial statements—(Continued)

16	FAIR VALUE

Financial assets

	Carrying value		Fair value
	2013	2012	2013	2012
	In thousands of €
Financial assets
Loans and receivables measured at amortised cost
Trade and other receivables (current)	12,382	11,109	12,382	11,109
Other financial assets (non-current)	253	210	253	210
Other current assets	3,053	1,837	3,053	1,837
cash & cash equivalents	12,598	6,417	12,598	6,417

Total loans and other receivables	28,286	19,573	28,286	19,573

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their value due to their short term character;

•

Other current financial assets such as current other receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not significantly different than its carrying value on 31 December 2013 and 2012.

Financial liabilities:

	Carrying value		Fair value
	2013	2012	2013	2012
	In thousands of €
Financial liabilities measured at amortized cost
Loans & Borrowings	16,316	15,672	16,869	16,319
Trade payables	6,794	4,672	6,794	4,672
Other liabilities	5,841	4,727	5,841	4,727

Total financial liabilities measured at amortized cost	28,951	25,071	29,504	25,718

Financial liabilities measured at fair value
Written put option on NCI	340	—	340	—

Total financial liability measured at fair value	29,291	25,071	29,844	25,718

Total non-current	12,016	11,635	14,515	13,310
Total current	17,275	13,436	15,329	12,408

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

Notes to the consolidated financial statements—(Continued)

•

Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and its fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are subsequently measured at amortized cost. Their carrying value approximates their fair value.

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has no financial instruments carried at fair value in the statement of financial position on 31 December 2013 except for a call option and written put option on non-controlling interest. The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula (see Note 11) and is estimated on historical financial figures. The impact on the income statement is K€12 during 2013. The fair value of the call option is estimated at zero as the call option is deeply out of the money (see Note 11).

The Group has no financial instruments carried at fair value in the statement of financial position on 31 December 2012.

17	SEGMENT INFORMATION

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The 3D printing software segment, which develops and delivers additive manufacturing software solutions and related services; and

•	Industrial production, which delivers 3D printed products and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue and EBITDA. EBITDA is defined by the Group as net profit plus finance expenses, less financial income plus income taxes, plus depreciation and amortization.

Notes to the consolidated financial statements—(Continued)

The following table summarizes the segment reporting for each of the reportable periods ending 31 December. Corporate research and development, headquarters’ function, financing and income taxes are managed on a group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

	3D Printing Software	Medical	Industrial Production	Total segments	Adjust- ments & elimi- nations	Con- solidated
	In thousands of €
For the year ended December 31, 2013
Revenue	13,432	27,992	27,239	68,663	59	68,722
Segment EBITDA (unaudited)	5,141	4,973	1,026	11,140	(3,530)	7,610

Segment EBITDA %	38.3%	17.8%	3.8%	16.2%		11.1%

For the year ended December 31, 2012
Revenue	11,198	25,106	22,562	58,866	241	59,107
Segment EBITDA (unaudited)	3,546	4,796	(292)	8,050	(3,027)	5,023

Segment EBITDA %	31.7%	19.1%	(1.3)%	13.7%		8.5%

The segment EBITDA is reconciled with the consolidated net profit of the year as follows:

	For the year ended 31 December,
	2013	2012
	In thousands of €
Segment EBITDA	11,140	8,050

Depreciation, amortization and impairment	(3,190)	(2,911)
Corporate research and development	(2,339)	(2,320)
Corporate headquarter costs	(4,113)	(3,621)
Other operating income (expense)	2,922	2,913

Operating profit	4,420	2,111

Financial expence	(1,260)	(1,049)
Financial income	273	512
Income taxes	(21)	(121)

Net profit	3,412	1,453

Entity-wide disclosures

We refer to the Note 18.1 for the revenue by geographical area. The total revenue realized in the country of domicile (Belgium) amounts to K€3,632 (2012: K€3,221).

Notes to the consolidated financial statements—(Continued)

18	INCOME AND EXPENSES

18.1 Revenue

Revenue by geographical area is presented as follows:

	2013	2012
	In thousands of €
United States of America (USA)	23,807	21,177
Americas other than USA	1,039	1,334
Europe	37,964	31,324
Asia	5,912	5,272

Total	68,722	59,107

The Group has one (2012: one) customer with individual sales larger than 10% of the total revenue, which represents 14.8% of total Revenue in 2013 (2012: 15.1%).

The revenue by category is presented as follows:

	2013	2012
	In thousands of €
Software licenses	9,975	8,008
Software services	10,406	9,267
Clinical devices	12,802	11,182
Clinical services	1,768	2,392
Printed parts	27,239	22,562
Royalties and other fees	6,533	5,696

Total	68,722	59,107

18.2 Cost of sales

Cost of sales include the following selected information:

	2013	2012
	In thousands of €
Purchase of goods and services	(17,661)	(15,158)
Amortization and depreciation	(1,689)	(1,527)
Payroll expenses	(7,541)	(6,998)
Other expenses	(298)	(109)

Total	(27,189)	(23,792)

18.3 Research and development expenses

Research and development expenses include the following selected information:

	2013	2012
	In thousands of €
Purchase of goods and services	(1,209)	(1,135)
Depreciation and amortization	(166)	(122)
Payroll expenses	(9,164)	(8,112)
Other	(57)	(55)

Total	(10,596)	(9,424)

Notes to the consolidated financial statements—(Continued)

18.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	2013	2012
	In thousands of €
Purchase of goods and services	(4,986)	(4,695)
Amortization and depreciation	(379)	(297)
Payroll expenses	(16,654)	(14,523)
Other	(341)	(253)

Total	(22,360)	(19,768)

18.5 General and administrative expenses

General and administrative expenses include the following selected information:

	2013	2012
	In thousands of €
Purchase of goods and services	(2,534)	(2,047)
Depreciation and amortization	(946)	(955)
Payroll expenses	(4,952)	(4,895)
Other	(217)	(204)

Total	(8,649)	(8,101)

18.6 Other operating income

The other operating income can be detailed as follows:

	2013	2012
	In thousands of €
Government grants	3,215	2,969
Re-invoiced charges	451	967
Foreign currency exchange gains	555	409
Other	886	232

Total	5,107	4,577

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the form of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium).

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

18.7 Other operating expenses

The other operating expenses can be detailed as follows:

	2013	2012
	In thousands of €
Foreign currency exchange losses	(450)	(376)
Other	(165)	(112)

Total	(615)	(488)

Notes to the consolidated financial statements—(Continued)

18.8 Payroll expenses

The following table shows the breakdown of payroll expenses for 2013 and 2012:

	2013	2012
	In thousands of €
Short-term employee benefits	(30,512)	(27,288)
Social security expenses	(5,783)	(4,963)
Expenses defined contribution plans	(517)	(317)
Other employee expenses	(1,499)	(1,960)

Total	(38,311)	(34,528)

Total registered employees at the end of the period	958	860

18.9 Financial expenses

Financial expense includes the following selected information:

	2013	2012
	In thousands of €
Interest expense	(568)	(636)
Capitalized borrowing costs	—	19
Foreign currency losses	(440)	(332)
Other financial expenses	(252)	(100)

Total	(1,260)	(1,049)

18.10 Financial income

Financial income includes the following selected information:

	2013	2012
	In thousands of €
Foreign currency exchange gains	117	310
Amortization discount interest free loans	54	64
Other finance income	102	138

Total	273	512

18.11 Income taxes

Current income tax

The following table shows the breakdown of the tax expense for 2013 and 2012:

	2013	2012
	In thousands of €
Estimated tax liability for the period	(41)	54
Tax adjustments to the previous period	13	(2)
Deferred income taxes	7	(173)

Total tax income (loss) for the period	(21)	(121)

Notes to the consolidated financial statements—(Continued)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liability and the deferred tax expense for 2013 and 2012:

	In the consolidated statement of financial position		In the consolidated income statement
	2013	2012	2013	2012
	in thousands in €
Tax losses, notional interest deduction and other tax benefits	122	39
Amortization development assets and other intangible assets	216	2
Deferred revenue	446	483
Depreciation property, plant & equipment	(130)	(174)
Borrowing cost	(17)	(18)
Financial leasings	119	10
Inventory	(67)	10
Other non-current assets	(283)	—

Total deferred tax assets	406	352	87	(127)

Property, plant & equipment	(137)	(52)
Intangible assets	(75)	—

Total deferred tax liabilities	(212)	(52)	(80)	(46)

Total deferred tax income (loss)			7	(173)

The Group has unused tax credits and notational interest deduction available in an amount of K€6,545 for 2013 (2012: K€4,389) of which K€3,634 for 2013 (2012: K€3,366) relating to Materialise NV. A total of K€337 relates to unused notional interest deduction with an expiration date of 31 December 2018.

With respect to the net operating losses of Materialise NV, no deferred tax assets, except for K€95 in 2013 (2012: K€0), have been recognized given that it in view of the Belgian Patent Income Deduction there is an uncertainly to which extend these tax losses will be used in future years. The Belgian Patent Income Deduction allows companies to deduct 80% of the qualifying gross patent income from the taxable basis. Currently the Company is preparing a detailed analysis of the effect of the Patent Income Deduction on its tax strategy. Once this analysis has been finalized, the Company will decide whether it will apply for a ruling with the Belgian Income Tax Authorities, on which basis the need for a valuation allowance on the deferred tax assets will be reassessed.

With respect to the net operating losses of the other entities, no deferred taxes have been recognized except for K€26 in 2013 (2012: K€40) given that it is unclear whether there will be a positive taxable base in the near future.

Notes to the consolidated financial statements—(Continued)

Relationship between Tax Expense and Accounting Profit

	2013	2012
	In thousands of €
Profit before taxes	3,433	1,574

Income tax at statutory rate of 33,99%	(1,167)	(535)

Effect of different local tax rate	(49)	—
Tax adjustments to the previous period	13	(2)
Notional interest deduction	—	80
Non-deductible expenses	(213)	(235)
R&D tax credits	1,852	709
Non recognition of deferred tax asset	(355)	(74)
Not taxed unrealized foreign exchange gains and losses	—	(42)
Other	(102)	(22)

Income tax expense as reported in the consolidated income statement	(21)	(121)

19	EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants.

The net profit for the year used for the basic and diluted earnings per share are reconciled as follows:

	2013	2012
	in thousands of €
Net profit attributable to ordinary equity holders of the parent for basic earnings	3,509	1,551
Interest accrued for convertible bonds	8	—

Net profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	3,517	1,551

The following reflects the share data used in the basic and diluted earnings per share computations:

	2013	2012
	In thousands
Weighted average number of ordinary shares for basic earnings per share	9,460	9,431

Effect of dilution:
Share options	70	85
Convertible loan	21	—

Weighted average number of ordinary shares adjusted for effect of dilution	9,551	9,516

Notes to the consolidated financial statements—(Continued)

20	COMMITMENT AND CONTINGENT LIABILITIES

Operational lease commitments

The Group has operating lease commitments mainly related to buildings as follows:

	2013	2012
	In thousands of €
Within one year	1,419	1,043
Between one and three years	1,681	679
Between four and five years	397	1,408
More than 5 years	284	395

	3,781	3,525

Expense recognized in the year	1,366	1,176

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are, as follows:

	2013		2012
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	In thousands of €
Within one year	1,589	1,553	1,523	1,458
Between one and three years	1,115	1,064	844	797
Between four and five years	236	233	483	472
More than five years	—	—	—	—

	2,940	2,850	2,850	2,727

Less finance charges	(90)	—	(123)	—

Present value of minimum lease payments	2,850	2,850	2,727	2,727

Mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related assets is K€7,233 (2012 K€7,728). The total outstanding mortgages are K€10,019 in 2013 (2012: K€9,269).

The Group also has pledges on the business goodwill (“fonds de commerce”) of the Company for a total amount of K€3,741 (2012: K€3,491).

Capital commitments

The subsidiary Mobelife has K€181 (2012: K€667) uncalled capital remaining as at 31 December 2013 of which K€145 is payable upon request by the Company.

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€348 (2012: K€602) at 31 December 2013.

Notes to the consolidated financial statements—(Continued)

21	RISKS

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk.

Foreign exchange risk

The Group has primarily exposure to the USD and JPY as foreign currencies. The USD exposure is currently covered by a natural hedge, except for some activities in the Ukraine. During 2012 and 2013 the changes in the USD did not have a significant impact on the operating profit of the Group. However, the changes in the JPY did have a negative impact of K€603.

If the JPY would have increased (decreased) by 10%, the operating profit would have been K€339 higher (K€278 lower). If the USD would have increased (decreased) by 10%, the operating profit would have been K€640 higher (K€524 lower).

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group still has undrawn lines of credit totaling K€4,869 at 31 December 2013 (2012: K€4,113).

These line of credit arrangements do not contain significant financial covenants.

The range of debt maturities and related carrying amounts are as follows:

	< 1 year	1 to 3 years	4-5 years	> 5 years	Total
	In thousands of €
At 31 December, 2013
Loan & borrowings	4,640	5,052	1,977	4,647	16,316
Trade payables	6,794	—	—	—	6,794
Other current liabilities	5,841	—	—	—	5,841

Total	17,275	5,052	1,977	4,647	28,951

	< 1 year	1 to 5 years	4-5 years	> 5 years	Total
	In thousands of €
At 31 December, 2012
Loan & borrowings	4,037	4,288	1,979	5,368	15,672
Trade payables	4,672	—	—	—	4,672
Other current liabilities	4,727	—	—	—	4,727

Total	13,436	4,288	1,979	5,368	25,071

Interest rate risk

The Group has loans outstanding primarily with a fixed interest rate and is, therefore, not subject to immediate changes in interest rates.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing

Notes to the consolidated financial statements—(Continued)

activities, which are mainly deposits with financial institutions. The Group limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

The following is an aging schedule of trade receivables:

	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
				In thousands of €
31 December, 2013	12,382	8,458	2,548	462	267	123	524
31 December, 2012	11,109	7,885	1,562	553	263	261	585
1 January, 2012	10,263	7,567	1,242	580	317	190	367

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended 31 December 2013 and 2012.

22	RELATED PARTY TRANSACTIONS

The compensation of key management personnel of the Group is as follows:

	2013	2012
	In thousands of €
Short-term employee benefits	2,247	1,997
Post-employment benefits	86	97

Total	2,333	2,094

Warrants granted (in units)	80,774	—
Warrants outstanding (in units)	105,024	48,500

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

	Purchases from	Interest expense	Liabilities
	In thousands of €
Non-executive directors’ of the Group
2013:	(32)	(2)	908
2012:	(37)	—	—
As at 1 January 2012:			—

Shareholders of the Group
2013:	(220)	(50)	1,426
2012:	(146)	(161)	1,561
As at 1 January 2012:			2,255

Notes to the consolidated financial statements—(Continued)

Related party—Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. We refer to Note 13 for details.

The Group rent apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in 2013 and 2012 were K€151 and K€141, respectively.

Related party—Convertible debt

The Group has issued on 28 October 2013 1,000 convertible bonds for a total amount of K€1,000. The bonds have been fully subscribed by a member of our senior management. We refer to Note 13 for more details.

Related party—Founder shares with CEO and founding shareholder

At inception of the Company, the other shareholders granted a total of 300,000 founder shares (“oprichtersaandelen”) to the founder and CEO of the Group, Mr. Wilfried Vancraen, in its capacity as shareholder. In accordance with Belgian Company Law, these founder shares do not represent shareholders’ capital but grant the holder voting and dividend rights. No other terms and conditions were attached to these founder shares and no dividends has been paid by the Group to the shareholders since inception.

The General Meeting of Shareholders held at 28 November 2013 converted the 300,000 founder shares to ordinary A shares. Converting the founder shares into ordinary A Shares did not confer any substantial advantage to their holder but resulted in a dilution for the existing shareholders by 3,07%. Those A shares will benefit from all rights attached to the ordinary shares.

23	EVENTS SUBSEQUENT TO THE STATEMENT OF FINANCIAL POSITION DATE

Acquisition of e-prototypy

The Group has signed a sale and purchase agreement on 23 January 2014 to acquire all the shares of a Polish entity e-prototypy for a total purchase consideration in cash of K€1,260 with certain contingent considerations in relation to any future debt excess and cash shortfall. The entity e-prototypy will be integrated in the industrial production segment.

The purchase price allocation in accordance with IFRS 3R has not been commenced yet and will be finalized during 2014. As such, no fair value of the acquired assets and liabilities assumed are available.

The entity e-prototypy has not yet filed audited financial statements. The unaudited financial statement for the year ended 31 October 2013 show total assets of PLN 3,959 thousands (K€943) and a net profit of PLN 42 thousands (K€10), and management believe that such acquisition is not material to the Group.

Stock split

The Company has the intention to perform a stock split of the ordinary shares upon the closing of the Initial Public Offering (“IPO”) and approval by the shareholders. As the conversion ratio has not been determined yet by the Board of Directors, the financial effect on the earnings per share cannot be determined.

Notes to the consolidated financial statements—(Continued)

24	FIRST-TIME ADOPTION

The accounting policies set out in Note 3 have been applied in preparing the Group’s consolidated financial statements for the year ended 31 December 2013, the comparative information presented in these financial statements for the year ended 31 December 2012 and in the preparation of an opening IFRS balance sheet at 1 January 2012 (the Company’s date of transition), as required by IFRS 1.

The Group previously prepared consolidated financial statements in accordance with Belgian GAAP.

Set out below are the applicable mandatory exceptions and exemption elections in IFRS 1 applied in preparing the Company’s first financial statements under IFRS:

IFRS mandatory exceptions

The applicable mandatory exceptions in IFRS 1 applied in preparing the Company’s first financial statements under IFRS, are as follows:

Estimates

An entity’s estimates in accordance with IFRSs at the date of transition shall be consistent with estimates made for the same date in accordance with its previous assertions made for its internal financial information purposes, unless there is objective evidence that those estimates were in error.

The Company has considered such information about historic estimates and has treated the receipt of any such information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 “Events after the Reporting Period”, thus ensuring IFRS estimates as at 1 January 2012 are consistent with the estimates as at the same date made previously.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Company or have not been early adopted:

•	Hedge accounting;

•	De-recognition of financial assets and financial liabilities;

•	Non-controlling interests;

•	Embedded derivatives;

•	Classification and measurement of financial assets; and

•	Government grants.

As the Company has not early adopted IFRS 9: Financial Instruments, it has not considered the application of the compulsory exception for classification and measurement of financial assets.

IFRS exemption elections

The Group has applied the following optional exemptions when preparing the IFRS consolidated financial statements for the first time:

•

The Group has applied the exemption as provided in IFRS 1 First-time Adoption of International Financial Reporting Standards on non-application of IFRS 3, Business Combinations to business combinations consummated prior to 1 January 2012 (date of transition).

Notes to the consolidated financial statements—(Continued)

•

The Group has applied the transitional provisions in IFRIC 4 “Determining whether an Arrangement contains a Lease” and determined whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date.

•	The Group has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

•	The Group has applied the exemption not to apply IFRS 2 “Share-based payments” to share-based payments that vested before the date of transition to IFRS.

Reclassifications

Several reclassifications between Belgian GAAP and IFRS have been made in order to reconcile the presentation format for Belgian GAAP purposes to IFRS. The expenses in the consolidated statement of profit & loss under Belgian GAAP is presented by nature while under IFRS by function. In addition, exceptional income and costs are presented separately under Belgian GAAP while this is not allowed under IFRS. The column “reclasses” in the following tables include all such reclassifications.

Notes to the consolidated financial statements—(Continued)

Reconciliation of statement of financial position from Belgian GAAP to IFRS.

Consolidated statement of financial position as at 31 December 2012:

	Year-end 31 December 2012
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
	in thousands of €
Intangible assets	1,725	—	(595)	1,130	A
Goodwill	1,149	—	383	1,532	C
Property, plant & equipment	19,807	—	794	20,601	C, D
Deferred tax assets	—	1,441	(1,089)	352	I
Other financial assets	210	—	—	210

Total non-current assets	22,891	1,441	(507)	23,825
Inventory	3,517	—	(30)	3,487	E
Trade receivables	14,125	(3,016)	—	11,109
Cash and cash equivalents	5,942	475	—	6,417
Other current assets	737	1,100	—	1,837

Total current assets	24,321	(1,441)	(30)	22,850

Total assets	47,212	—	(537)	46,675

Capital	2,226	—	—	2,226
Share premium	12,006	—	156	12,162	F
Consolidated reserves	2,193		(3,284)	(1,091)
Government grants	71	(71)	—	—
Other comprehensive income	2	—	—	2

Equity attributable to the shareholders	16,498	(71)	(3,128)	13,299
Non-controlling interest	28	—	10	38

Total net equity	16,526	(71)	(3,118)	13,337
Loans & borrowings	11,709	—	(74)	11,635	C, G
Deferred tax liabilities	56	(56)	52	52	I
Deferred income	3	110	2,427	2,540	G, H

Total non-current liabilities	11,768	54	2,405	14,227
Loans & borrowings	3,014	—	1,023	4,037	D, H
Trade payables	4,672	—	—	4,672
Tax payables	628	(628)	—	—
Deferred income	—	6,541	(866)	5,675	I
Other current liabilities	10,604	(5,896)	19	4,727	G

Total current liabilities	18,918	17	176	19,111

Total equity and liabilities	47,212	—	(537)	46,675

Notes to the consolidated financial statements—(Continued)

Consolidated statement of financial position as at 1 January 2012 (date of transition):

	At 1 January 2012
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
	in thousands of €
Intangible assets	1,199	—	(578)	621	A
Goodwill	1,532	—	—	1,532	C
Property, plant & equipment	17,151	—	861	18,012	C, D
Deferred tax assets	—	1,309	(830)	479	I
Other financial assets	194	—	—	194

Total non-current assets	20,076	1,309	(547)	20,838
Inventory	3,132	—	(132)	3,000	E
Trade receivables	12,593	(2,330)	—	10,263
Cash and cash equivalents	2,922	—	—	2,922
Other current assets	465	1,021	—	1,486

Total current assets	19,112	(1,309)	(132)	17,671

Total assets	39,188	—	(679)	38,509

Capital	2,226	—	—	2,226
Share premium	12,007	—	138	12,145	F
Consolidated reserves	805	—	(3,454)	(2,649)
Government grants	84	(84)	—	—
Other comprehensive income	21	—	—	21

Equity attributable to the shareholders	15,143	(84)	(3,316)	11,743
Non-controlling interest	40	—	(46)	(6)

Total net equity	15,183	(84)	(3,362)	11,737
Loans & borrowings	5,366	—	1,127	6,493	C, G
Deferred tax liabilities	43	(43)	6	6	I
Deferred income	—	114	767	881	G, H

Total non-current liabilities	5,409	71	1,900	7,380
Loans & borrowings	5,276	—	97	5,373	D, H
Trade payables	5,294	—	—	5,294
Tax payables	961	(961)	—	—
Deferred income	—	3,523	686	4,209	I
Other current liabilities	7,065	(2,549)	—	4,516	G

Total current liabilities	18,596	13	783	19,392

Total equity and liabilities	39,188	—	(679)	38,509

Notes to the consolidated financial statements—(Continued)

Reconciliation of total comprehensive income between Belgian GAAP and IFRS:

Belgian GAAP has not defined the term “comprehensive income (loss)” and as such the reconciliation below starts with the profit for the year under Belgian GAAP.

	For the year ended 31 December 2012
	Previous GAAP	Reclasses	Effect of transition to IFRS	IFRS	Note
	in thousands of €
Revenue	58,688	367	52	59,107	H
Cost of sales	(13,155)	(10,739)	102	(23,792)	E

Gross profit	45,533	(10,372)	154	35,315
Research and development expenses	(14,407)	5,140	(157)	(9,424)	A
Sales and marketing expenses	(30,428)	10,668	(8)	(19,768)	F
General and administrative expenses	—	(8,218)	117	(8,101)	C, D, F
Other operational income	4,832	(255)	—	4,577
Other operational expenses	(443)	(34)	(11)	(488)
Depreciation	(2,955)	2,815	140	—	A
Write-offs & provisions	(163)	163	—	—

Operational profit	1,969	(93)	235	2,111
Financial expenses	(1,638)	376	213	(1,049)	B, G
Financial income	870	(422)	64	512	G
Exceptional income	9	(9)	—	—
Exceptional expense	(169)	169	—	—

Profit before taxes	1,041	21	512	1,574
Income taxes	205	(21)	(305)	(121)	I

Net profit	1,246	—	207	1,453

Other Comprehensive Income
Exchange Differences on Translation of foreign operations			(19)	(19)	J

Total comprehensive income for the year			188	1,434

Other information on the reconciliation from Belgian GAAP to IFRS

The consolidated financial statements as prepared under Belgian GAAP did not include cash flow statements and as such no reconciliation is provided in relation to the cash flows.

The first-time adoption of IFRS had the following effects on the financial statements and equity of the Group at the respective reporting periods:

A.	Development expenses: Under Belgian GAAP, a company can capitalize both research & development costs provided that the carrying value does not exceed a prudent estimate of the value in use or the fair value. In accordance with IAS 38, that is much more stringent and does not allow capitalization of research expenses, the Group has reviewed it’s research & development expenses and determined that it does not meet recognition criteria until shortly before the products are available for sale. As such, the previously capitalized development expenses under Belgian GAAP have been reversed for an amount of K€ 595 in 2012 (1 January 2012: K€578).

Notes to the consolidated financial statements—(Continued)

B.	Goodwill: Under Belgian GAAP, goodwill is amortized which has been reversed for IFRS purposes. The goodwill amortization reversed amount of K€383 in 2012.

C.	Finance leases: The Group has certain building leases that are recognized as a finance lease under IFRS, while under Belgian GAAP these were classified as operating lease. The reason is that under Belgian GAAP the application of the principle that all the risks and rewards should be transferred to the lessee is measured on the basis of one sole criterion, being that the sum of the minimum lease payments should be equal to or greater than the lessor’s investment in the leased asset, including related interest and other transaction costs. Furthermore, in the context of real estate assets, these minimum lease payments do not include the purchase option. The carrying value of these finance lease assets amounts to K€741 in 2012 (At 1 January 2012: K€826) with a depreciation expense of K€85 in 2012. The carrying value of the corresponding lease obligation amounts to K€1.128 in 2012 of which K€1.042 short-term (At 1 January 2012: K€1.224 of which K€97 is short-term) with a corresponding adjustment to the profit and loss of K€96 in 2012.

D.	Borrowing costs: IAS 23 requires that borrowing costs are capitalized for qualifying assets while under Belgian GAAP this is not required. The total borrowing costs capitalized at 31 December 2012 amounts to K€53 (1 January 2012: K€35) with a corresponding depreciation expense of K€-1 in 2012.

E.	Inventory: Certain raw materials, being those received for free, were not accounted for based on the FIFO (First In – First Out) method under Belgian GAAP, given that Belgian GAAP allows to value goods received for free. In accordance with IAS 2 this valuation has been adjusted under IFRS. The impact on the statement of financial position is K€30 at 31 December 2012 (1 January 2012: K€-132) with a corresponding impact on the cost of sales of K€102 in 2012.

F.	Share-based payment plans: Equity-settled warrants have been measured at their fair value and recognized as remuneration expense over the vesting period in accordance with IFRS 2. Under Belgian GAAP, warrants are accounted for off-balance, meaning that there is no expense going into profit and loss, but the existence of warrants is only disclosed in the notes to the financial statements. The total expense recognized in share premium as at 31 December 2012 is K€156 (at 1 January 2012: K€138) with a remuneration expense of K€18 in 2012.

G.	Loans and borrowings: The Group has two interest-free borrowings which have been recognized at their present value and are measured subsequently at the effective interest rate method. The discount amounts to K€179 at 31 December 2012 (1 January 2012: nil) and is recognized as finance income over the loan period. Under Belgian GAAP, those loans have been recognized at their nominal value. The discount can be split in K€160 non-current deferred income and K€19 other current liabilities.

H.

Deferred income: Under Belgian GAAP deferred income is presented on a specific account that is part of the current liabilities (“overlopende rekeningen van het passief”); therefore certain deferred project revenue was presented current under Belgian GAAP and has been presented as non-current under IFRS for an amount of K€2,267 in 2012 (at 1 January 2012: K€767). In addition, first year maintenance is included in the software license price. Under Belgian GAAP it is allowed to recognize maintenance revenue immediately, provided that, if significant, a provision is accounted for to cover the expected maintenance costs. Under IFRS, in accordance with IAS 18, maintenance is

Notes to the consolidated financial statements—(Continued)

deferred over the maintenance period while under Belgian GAAP this was recognized immediately as revenue. The impact on the current deferred income is K€634 at 31 December 2012 (1 January 2012: K€486).

I.	Deferred income taxes: In accordance with IAS 12, no deferred tax assets were recognized for tax loss carry-forwards and other tax credits for certain entities as the recognition criteria were not met. Under Belgian GAAP, given that there are no detailed recognition criteria and that net operating loss do not expire over time, deferred tax assets were recognized for all tax loss carry-forwards and other tax credits. In addition, deferred taxes have been recognized for all temporary differences while under Belgian GAAP, only deferred taxes were recognized for temporary differences on property, plant and equipment.

J.	Other comprehensive income: Belgian GAAP has not defined “other comprehensive income”. The exchange differences on translation of foreign operations have been presented as other comprehensive income in accordance with IFRS.

25	OVERVIEW OF CONSOLIDATED ENTITIES

		% equity interest
Name	Country of incorporation	2013	2012	As at 1 January 2012
Materialise N.V.	Belgium	100%	100%	100%
Materialise France	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan KK	Japan	100%	100%	100%
Materialise SRO	Czechia	100%	100%	100%
Materialise USA	United States	100%	100%	100%
Materialise UK	United Kingdom	100%	100%	100%
OBL	France	100%	100%	100%
Materialise Austria	Austria	100%	100%	100%
Mobelife	Belgium	80.6%	80.4%	80.4%
Materialise NY LLC	United States	100%	100%	100%
Marcam	Germany	100%	100%	100%
MGX (liquidated)	Belgium	—	99%	99%
Materialise SDN. HBD	Malaysia	100%	100%	100%
Materialise Ukraine	Ukraine	100%	100%	—
Rapidfit N.V. (newly created)	Belgium	83.33%	—	—
Rapidfit Inc. (newly created)	United States	83.33%	—	—

Unaudited condensed consolidated income statements

	For the three month period ended 31 March,
	2014	2013
	In thousands of €
Revenue	18,693	15,523
Cost of sales	(7,639)	(6,285)

Gross profit	11,054	9,238

Research and development expenses	(3,179)	(2,515)
Sales and marketing expenses	(5,680)	(4,929)
General and administrative expenses	(2,716)	(2,118)
Other operational income	1,070	716
Other operational expenses	(112)	32

Operating profit	437	424

Financial expenses	(199)	(144)
Financial income	33	21

Profit before taxes	271	301

Income taxes	(189)	(115)

Net profit for the period	82	186

Net profit (loss) attributable to:
The owners of the parent	121	219
Non-controlling interest	(39)	(33)

Earnings per share attributable to the ordinary owners of the parent
Basic	€0.01	€0.02
Diluted	€0.01	€0.02

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited condensed consolidated statements of comprehensive income

	For the three month period ended 31 March,
	2014	2013
	In thousands of €
Net profit for the period	82	186

Other comprehensive income

Exchange differences on translation of foreign operations (May be reclassified subsequently to profit & loss)	(40)	(27)

Other comprehensive income (loss), net of taxes	(40)	(27)

Total comprehensive income for the period, net of taxes	42	159

Total comprehensive income (loss) attributable to:
The owners of the parent	81	192
Non-controlling interest	(39)	(33)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited condensed consolidated statements of financial position

	31 March,	31 December,
	2014	2013
	In thousands of €
Assets

Non-current assets
Goodwill	2,426	1,612
Intangible assets	1,752	1,439
Property, plant & equipment	21,914	20,617
Deferred tax assets	335	406
Other financial assets	278	253

	26,705	24,327

Current assets
Inventory	2,651	3,328
Trade receivables	13,947	12,382
Other current assets	3,146	3,053
Cash and cash equivalents	11,636	12,598

	31,380	31,361

Total assets	58,085	55,688

Equity and liabilities

Net equity
Share capital	2,235	2,235
Share premium	12,321	12,321
Consolidated reserves	3,341	3,198
Other comprehensive income	(69)	(29)

Equity attributable to the owners of the parent	17,828	17,725
Non-controlling interest	5	10

Total net equity	17,833	17,735

Non-current liabilities
Loans & borrowings	12,203	11,676
Deferred tax liabilities	113	212
Deferred income	1,444	1,634
Other non-current liabilities	340	340

	14,100	13,862

Current liabilities
Loans & borrowings	4,642	4,640
Trade payables	6,889	6,794
Tax payables	179	43
Deferred income	7,730	6,773
Other current liabilities	6,712	5,841

	26,152	24,091

Total equity and liabilities	58,085	55,688

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity

		Attributable to the owners of the parent
	Notes	Share capital	Share premium	Reseves	Other comprehen- sive income	Total	Non- controlling interest	Total equity

		In thousands of €
At 1 January, 2013		2,226	12,162	(1,091)	2	13,299	38	13,337

Net profit		—	—	219	—	219	(33)	186
Other comprehensive income		—	—	—	(27)	(27)	—	(27)

Total comprehensive income		—	—	219	(27)	192	(33)	159

Capital increase through exercise of warrants		3	52	—	—	55	—	55
Equity-settled share-based payment expense		—	—	6	—	6	—	6
Payment uncalled capital Mobelife		—	—	(5)	—	(5)	10	5

At 31 March, 2013		2,229	12,214	(871)	(25)	13,547	15	13,562

At 1 January, 2014		2,235	12,321	3,198	(29)	17,725	10	17,735

Net profit		—	—	121	—	121	(39)	82
Other comprehensive income		—	—	—	(40)	(40)	—	(40)

Total comprehensive income		—	—	121	(40)	81	(39)	42

Equity-settled share-based payment expense		—	—	28	—	28	—	28
Payment uncalled capital Mobelife		—	—	(6)	—	(6)	34	28

At 31 March, 2014		2,235	12,321	3,341	(69)	17,828	5	17,833

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited condensed consolidated cash flow statements

	For the three month period ended March 31,
	2014	2013
	In thousands of €
Operating activities

Net profit for the period	82	186

Non-cash and operational adjustments
Depreciation of property, plant & equipment	805	691
Amortization of intangible assets	156	85
Share-based payment expense	28	6
Impact on discounting interest-free borrowings	(15)	(1)
Loss (gain) on disposal of property, plant & equipment	46	(11)
Fair value adjustment contingent liabilities	6	—
Government grants	—	(19)
Movement in provisions and allowance for bad debt	(21)	7
Movement in provision for impairment receivables
Financial income	(35)	(20)
Financial expense	187	100
Impact of foreign currencies	21	44
Deferred tax expense (income)	15	65
Income taxes	135	50
Other	5	14

Working capital adjustments
Increase in trade receivables and other receivables	(1,572)	300
Decrease (Increase) in inventories	698	421
Increase in trade payables and other payables	1,524	(244)

	2,065	1,674
Interest received	7	1
Income tax paid	(76)	(36)

Net cash flow from operating activities	1,996	1,639

Investing activities

Purchase of property, plant & equipment	(744)	(491)
Purchase of intangible assets	(290)	(153)
Proceeds from the sale of property, plant & equipment, net	78	17
Proceeds from the sale of intangibles	—	8
Acquisition of subsidiary, net of cash acquired	(1,161)	—

Net cash flow used in investing activities	(2,117)	(619)

Financing activities
Proceeds from loans & borrowings and convertible debt	310	24
Repayment of loans & borrowings	(813)	(798)
Repayment of finance leases	(170)	(132)
Proceeds from the exercise of warrants	—	55
Contribution unpaid capital non-controlling interest	28	5
Interest paid	(124)	(151)
Other financial income / (expense)	(86)	(10)

Net cash flow from financing activities	(855)	(1,007)

Net increase of cash and cash equivalents	(976)	13
Cash and cash equivalents at beginning of period	12,598	6,417
Exchange rate differences on cash & cash equivalents	14	(21)

Cash & cash equivalents at end of period	11,636	6,409

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

1	CORPORATE INFORMATION

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The interim condensed consolidated financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”).

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: medical, 3D printing software and industrial production. The Group sells its products in Europe, Americas and Asia.

The interim condensed consolidated financial statements of the Group for the three month periods ended 31 March 2014 and 2013 were approved and authorised for issue by Wilfried Vancraen and Ailanthus NV, represented by Hilde Ingelaere on behalf of the Company’s Board of Directors on 23 May 2014.

2	BASIS OF PREPARATION

The interim condensed consolidated financial statements of the Group for the three month periods ended 31 March 2014 and 2013 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) (collectively “IFRS”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s financial statements for the year ended 31 December 2013.

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination which have been initially recognized at fair value and certain financial instruments which are measured at fair value through profit & loss.

The interim condensed consolidated financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand, except when otherwise indicated.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are the same as those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2013, except for the adoption of new standards and interpretations effective as of 1 January 2014:

•	Offsetting – financial assets and financial liabilities (revisions to IFRS 7 and IAS 32)

•	Recoverable amount disclosures for non-financial assets (amendments to IAS 36)

The adoption of the above new revisions and amendments to standards did not have a significant impact on the Group.

Critical accounting estimates and judgments

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. There have been no material revisions to the nature and amount of changes in estimates of amounts reported in the financial statements for the year ended 31 December 2013.

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

3	SEASONALITY

Although end markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality, the historical impact on the Medical and Industrial Production segments has not been material. Revenues of the 3D Printing Software Segment have been stronger in the fourth quarter of the calendar year as customers have purchased their first release in the fourth quarter and tend to renew, extend and/or broaden the scope of their license on the anniversary date of their first purchase. In addition, the Group have in the past often released new software products and versions in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute ’highly seasonal’ as considered by IAS 34.

4	INCOME TAX

Income tax for the three month period ended is accrued based on the estimated average annual effective income tax rate of each tax jurisdiction ranging from 0% to 44% for the three months ended 31 March 2014 (31 March 2013: 0% to 46%). The profit before taxes for the three months ended 31 March 2014 include losses of the period of K€823 from certain subsidiaries, for which no deferred tax asset has been recognized (31 March 2013: K€282).

5	BUSINESS COMBINATIONS

Acquisition of e-prototypy

The Group has signed a sale and purchase agreement on 23 January 2014 to acquire all of the shares and voting interests of e-prototypy, an entity incorporated in Poland, for a total purchase consideration in cash of K€1,260 with certain contingent considerations in relation to any future debt excess and cash shortfall. The entity e-prototypy is integrated in the industrial production segment.

The acquisition meets the definition of a business.

The preliminary fair values of the identifiable assets and liabilities at the date of acquisition were:

in thousands of €	Provisional Fair value at acquisition date
Assets
Customer relationships	93
Favourable contract	87
Other intangible assets	4
Property, plant & equipment	756
Other assets	229

1,169

Liabilities
Deferred tax liabilities	(34)
Loans and borrowings	(464)
Other liabilities	(225)

(723)

Total identified assets and liabilities	446

Goodwill	814

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

in thousands of €	Provisional Fair value at acquisition date
Acquisition price paid in cash	1,260

Cash flow from business combination
Cash & cash equivalents acquired	99
Acquisition price	(1,260)

Total cash flow	(1,161)

The initial accounting for the business combination is incomplete as the Group has not yet finalized its assessment of the fair value of the purchase consideration and the identifiable assets and liabilities. In accordance with the contractual provisions in the share purchase agreement, the Group has requested additional clarifications and information for certain balance sheet positions that may impact the assessment of management of the fair value assessments.

The fair value of the trade receivables amounts to K€98 which equals the gross amount of the trade receivables. None of the trade receivables have been impaired.

From the date of acquisition, e-prototypy has contributed K€225 to revenue and K€(20) to the net profit after tax of the Group. If the combination had taken place at the beginning of the year, revenue and net profit after tax would not be significantly different.

The goodwill recognized is primarily attributable to the expected synergies, acquiring the market leadership in Poland and highly skilled workforce.

The goodwill is not deductible for income tax purposes.

6	PROPERTY, PLANT & EQUIPMENT

During the three months period ended 31 March 2014 the investments in property, plant & equipment amount to K€1,491 (during the three months period ended 31 March 2013: K€491) of which K€227 relate to acquired machines and installations (31 March 2013: K€112) and K€747 relate to leased machines and installations (31 March 2013: K€0). Total depreciation expense for the three months period ended 31 March 2014 is K€805 (31 March 2013: K€691).

The disposals of property, plant and equipment by the Group during the three months period ended 31 March 2014 resulted in a loss of K€46 (three months period ended 31 March 2013 K€11 gain on disposal).

No impairment of property, plant and equipment was recorded.

7	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following:

	31 March, 2014	31 December, 2013
	In thousands of €
Cash at bank	9,413	10,615
Cash equivalents	2,223	1,983

Total	11,636	12,598

There were no restrictions on cash during the three month period ended 31 March 2014.

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

8	SHARE-BASED PAYMENT PLANS

2013 warrant plan

In January 2014, 41,700 warrants were granted to certain employees and members of management under the 2013 warrant plan. The exercise price of the warrants was €8.54 which equaled management’s estimate of the fair value of the shares at the date of the grant.

Each warrant gives the right to the holder to one ordinary B share of the parent Company. The warrants have a contractual term of 7 years and vest for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have been vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants.

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted. The following assumptions were used:

2013 Plan (Jan 14)
Return dividend	0%
Expected volatility	50%
Risk-free interest rate	2.29%
Expected life	5.5
Exercise price	€8.54
Fair value shares	€8.54
Fair value option	4.05
Option pricing model	Black & Scholes

For the three months period ended 31 March 2014, the Group has recognized K€28 total expense for share-based payments of which K€8 related to the new warrants granted in January 2014 (K€6 for the three months period ended 31 March 2013).

9	LOANS AND BORROWINGS

The Group has entered into K€310 new borrowings and has reimbursed K€983 during the three months period ended 31 March 2014.

The purchase option of K€1,000 in relation to a finance lease for a portion of the office and production building has been exercised but is not paid yet.

10	Fair value

Financial assets

	Carrying value		Fair value
	31 March, 2014	31 December, 2013	31 March, 2014	31 December, 2013
	In thousands of €
Financial assets
Loans and receivables measured at amortised cost
Trade and other receivables (current)	13,947	12,382	13,947	12,382
Other financial assets (non-current)	278	253	278	253
Other current assets	3,146	3,053	3,146	3,053
cash & cash equivalents	11,636	12,598	11,636	12,598

Total loans and other receivables	29,007	28,286	29,007	28,286

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their value due to their short term character;

•

Other current financial assets such as current other receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value was not significantly different from their carrying amount on 31 March 2014 and 31 December 2013.

Financial liabilities:

	Carrying value		Fair value
	31 March, 2014	31 December, 2013	31 March, 2014	31 December, 2013
	In thousands of €
Financial liabilities measured at amortized cost
Loans & Borrowings	16,845	16,316	17,269	16,869
Trade payables	6,889	6,794	6,889	6,794
Other liabilities	6,712	5,841	6,712	5,841

Total financial liabilities measured at amortized cost	30,446	28,951	30,870	29,504

Financial liabilities measured at fair value
Written put option on NCI	340	340	340	340

Total financial liability measured at fair value	30,786	29,291	31,210	29,844

Total non-current	12,543	12,016	13,650	14,515
Total current	18,243	17,275	17,560	15,329

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•

Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are being subsequently measured at amortized cost. Their carrying value approximates their fair value.

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has no financial instruments carried at fair value in the statement of financial position on 31 March 2014 except for a call option and written put option on non-controlling interest. The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula and is estimated on historical financial figures. The impact on the income statement is K€6 during the three months period ended 31 March 2014. The fair value of the call option is estimated at zero as the call option is deeply out of the money.

11	SEGMENT INFORMATION

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The 3D printing software segment, which develops and delivers additive manufacturing software solutions and related services; and

•	Industrial production, which delivers 3D printed products and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue and EBITDA. EBITDA is defined by the Group as net profit plus finance expenses, less financial income plus income taxes, plus depreciation and amortization.

The following table summarizes the segment reporting for each of the reportable periods ending 31 March. Corporate research and development, headquarters’ function, financing and income taxes are managed on a group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

	3D Printing Software	Medical	Industrial Production	Total segments	Adjust- ments & elimi- nations	Con- solidated
	In thousands of €
For the three month period ended 31 March, 2014
Revenues	4,035	6,968	7,483	18,486	207	18,693
Segment EBITDA	1,707	946	(71)	2,583	(1,185)	1,398

Segment EBITDA %	42.3%	13.6%	(0.9)%	14.0%		7.5%

For the three month period ended 31 March, 2013
Revenues	3,109	6,563	5,829	15,500	23	15,523
Segment EBITDA	1,163	1,027	(69)	2,121	(921)	1,200

Segment EBITDA %	37.4%	15.6%	(1.2)%	13.7%		7.7%

Notes to the unaudited interim condensed consolidated financial statements—(Continued)

The segment EBITDA is reconciled with the consolidated net profit of the period as follows:

	For the three month period ended 31 March,
	2014	2013
	In thousands of €
Segment EBITDA	2,583	2,121

Depreciation and amortization	(961)	(776)
Corporate research and development	(615)	(563)
Corporate headquarter costs	(1,217)	(808)
Other operating income (expense)	647	450

Operating profit	437	424

Financial expense	(199)	(144)
Financial income	33	21
Taxes	(189)	(115)

Net profit for the period	82	186

12	RELATED PARTY TRANSACTIONS

The compensation of key management personnel of the Group is as follows:

For the three month period ended March 31, 2014
In thousands of €
Short-term employee benefits	635
Post-employment benefits	22

Total	657

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The main related party transactions are with the shareholder Ailanthus NV. Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings for a total outstanding amount at 31 March 2014 of K€1,562.

There are no new significant related party transactions.

13	EVENTS SUBSEQUENT TO THE STATEMENTS OF FINANCIAL POSITION DATE

Stock split

On 23rd April 2014, the shareholders granted the board of directors the authority to effect a stock split of the ordinary shares. As the stock split has not been effected prior to approval of these financial statements, the financial effect on earnings per share has not been shown.

Materialise
innovators you can count on

At Materialise, we envision a **better** and **healthier** world...

A world where doctors can be better doctors
A world where designers can engineer better products
A world where people can better share the best of themselves
A world where companies can better serve and support their customers

8,000,000 American Depositary Shares

Representing 8,000,000 Ordinary Shares

Materialise NV

PROSPECTUS

Until                     , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Credit Suisse

BB&T Capital Markets

Janney Montgomery Scott

Stephens Inc.

KBC Securities USA

                     , 2014

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6.	Indemnification of Directors and Officers.

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. We maintain liability insurance for the benefit of our directors and senior management.

In order to provide enhanced liability protection for its directors and to attract and retain highly qualified individuals to act as directors, in connection with this offering, our board of directors intends to approve the undertaking to indemnify each current and future member of the board of directors to the maximum extent permitted by law, except if the liability or expense is covered by insurance taken by our company or if the liability of a director would arise out of such director’s fraud or willful misconduct.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we issued securities in transactions that have not been registered under the Securities Act as set forth below. No underwriters were involved in these issuances. We believe that each such issuance was exempt from registration under the Securities Act in reliance on Regulation S or Regulation D under the Securities Act, Section 4(a)(2) of the Securities Act or Section 3(a)(9) of the Securities Act regarding transactions by an issuer not involving a public offering or involving offers and sales of securities outside the United States or transactions involving exchanges with existing security holders.

On April 28, 2011, we issued 30,650 Class B ordinary shares to certain members of our board of directors and senior management, and employees upon the exercise of warrants at a price per share of €1.23.

On February 21, 2013, we issued an aggregate of 14,208 Class B ordinary shares to certain members of our board of directors and senior management, and employees upon the exercise of warrants at a price per share of €3.92.

On October 28, 2013 we issued to a member of our senior management and his spouse 1,000 convertible bonds at an issuance price of €1,000 per bond. The bonds have a maturity of seven years, yield an annual interest of 3.7% and are convertible into ordinary shares at a conversion price of €7.86 per share.

On November 28, 2013, we issued an aggregate of 22,800 Class B ordinary shares to certain members of our board of directors and senior management, and employees upon the exercise of warrants at a price per share of €3.92.

On November 28, 2013, we issued 120,000 warrants pursuant to the 2013 Warrant Plan, 75,274 of which were effectively granted on October 15, 2013 at an exercise price per share of €7.86, 5,500 warrants were granted to certain members of our board of directors and senior management, and employees in December 2013 at an exercise price per share of €8.54 and 38,400 were granted to certain members of our board of directors and senior management, and employees in January 2014 at an exercise price per share of €8.54 per share.

On November 28, 2013, 300,000 founders shares that had previously been issued to our founder and Chief Executive Officer were converted to Class A ordinary shares.

Item 8.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
*1.1	Form of Underwriting Agreement

*3.1	Articles of Association of Materialise NV, as amended and currently in effect (English translation)

*3.2	Form of Articles of Association of Materialise NV, to be effective upon the closing of this offering (English translation)

*4.1	Form of Deposit Agreement

*4.2	Form of American Depositary Receipt (included in Exhibit 4.1)

*4.3

Shareholders’ Agreement, dated October 26, 2012

Certain instruments relating to long-term debt as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of Materialise NV and its subsidiaries on a consolidated basis have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

*5.1	Opinion of Clifford Chance US LLP

*8.1	Opinion of Clifford Chance US LLP as to U.S. tax matters

*8.2	Opinion of Clifford Chance LLP as to Belgian tax matters

*10.1	2007 Warrant Plan (English translation)

*10.2	2013 Warrant Plan (English translation)

*10.3	2014 Warrant Plan (English translation)

*10.4	Lease, dated December 18, 1998, between Ailanthus NV and Materialise NV

*10.5	Lease, dated September 30, 2002, between Ailanthus NV and Materialise NV

*21.1	Subsidiaries of Materialise NV

23.1	Consent of BDO Bedrijfsrevisoren Burg. CVBA, independent registered public accounting firm

*23.2	Consents of Clifford Chance US LLP and Clifford Chance LLP (included in Exhibits 5.1, 8.1 and 8.2)

*24.1	Powers of Attorney (included on the signature page)

*	Previously Filed.

Item 9.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Leuven, Belgium on the 23rd day of June, 2014.

MATERIALISE NV

By:	/s/ Wilfried Vancraen

Name: Title:	Wilfried Vancraen Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

By:	/s/ Wilfried Vancraen Wilfried Vancraen	Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2014

By:	/s/ Frederic Merckx Frederic Merckx	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 23, 2014

By:	/s/ Peter Leys Peter Leys	Executive Chairman	June 23, 2014

By:	* A Tre C CVOA, represented by Johan De Lille	Director	June 23, 2014

By:	* Marcel Demeulenaere	Director	June 23, 2014

By:	* Ailanthus NV, represented by Hilde Ingelaere	Director	June 23, 2014

By:	* Jürgen Ingels	Director	June 23, 2014

By:	* Sniper Investments NV, represented by Bart Luyten	Director	June 23, 2014

By:	* Guy Weyns	Director	June 23, 2014

*By:	/s/ Peter Leys Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this registration statement in Plymouth, Michigan on the 23rd day of June, 2014.

MATERIALISE USA, LLC

By:	/s/ Bryan L. Crutchfield

Name: Title:	Bryan L. Crutchfield Managing Director